Registrant is submitting this draft registration statement confidentially as an

“emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 6 submitted to the Securities and Exchange Commission on June 20, 2024

Registration No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIAMIR BIOSCIENCES CORP.

(Name of registrant as specified in its charter)

Delaware	2835	47-3736261
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11 Deer Park Drive, Suite 102G

Monmouth Junction, NJ 08852

Tel: 732-823-1143

Fax: 732-823-1497

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Copies to:

Louis E. Taubman, Esq.	Richard I. Anslow, Esq.
Hunter Taubman Fischer & Li LLC	Jonathan Deblinger, Esq.
950 Third Ave., 19th Floor	Ellenoff Grossman & Schole LLP
New York, NY 10022	1345 Avenue of the Americas, 11th Floor
(212) 530-2210	New York, NY 10105
(212) 370-1300

Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC” or “Commission”), acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

The Registrant is filing this Confidential Draft Registration No. 6 pursuant to a comment letter received from the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Shareholders may sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [   ], 2024

PROSPECTUS

[   ] Shares of Common Stock

DIAMIR BIOSCIENCES CORP.

Emerging Growth Company

This prospectus relates to an initial offering of up to [  ] shares of common stock, $0.001 par value (the “Common Stock”), of DiamiR Biosciences Corp., a Delaware corporation (the “Company”) (collectively, the “Share(s)”), on a firm commitment basis (the “Offering”). This prospectus also includes the resale of up to [ ] shares of Common Stock (the “Resale Shares”), which includes [ ] shares of Common Stock issued to investors via private transactions with current shareholders. As the selling shareholders named herein (the “Selling Shareholders”) may start to sell their shares simultaneously with this offering, they will sell Resale Shares at a fixed price equal to the Offering Price until the Common Stock is listed on NASDAQ and thereafter, the Selling Shareholders will be able sell their shares of Common Stock at prevailing market prices or privately negotiated prices. We will not receive any proceeds from the sales by the Selling Shareholders. In addition, we are registering [ ] shares of Common Stock underlying the underwriters’ warrants in this prospectus.

We have reserved the symbol “DIMR” for purposes of listing our common stock on the Nasdaq Capital Market (“Nasdaq”) and have applied to list our common stock on Nasdaq. At this time, Nasdaq has not yet approved our application to list our common stock. The closing of this offering and listing is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Our two co-founders, who also constitute the majority of our Executive Directors, Kira Sheinerman and Samuil Umansky, own and control a combined 84.9% of our currently outstanding common stock and have a parent child relationship; however, they are not a voting “group”. Kira Sheinerman, who is also our Executive Director, currently owns 44.9% of outstanding common stock. Samuil Umansky, who is also our Chief Scientific Officer, currently owns 40.0% of outstanding common stock. Following the consummation of this offering, Kira Sheinerman and Samuil Umansky will own and control a combined [ ]% of our currently outstanding common stock and therefore they will no longer maintain the same control as they do prior to the offering. For further information, see “Security Ownership Of Certain Beneficial Owners And Management” and “Risk Factors - Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.”

The share and per share information in this prospectus does not reflect the proposed forward stock split of the issued and outstanding shares of our Common Stock of 1-for-[  ] to occur on or prior to the effective date of the registration statement of which this prospectus forms a part. The number of shares of Common Stock will be determined primarily on the basis of the pricing of our shares in this offering. This prospectus will be amended by an amendment to this registration statement to reflect such number and the effect of such forward stock split, except that we will not reflect the forward stock split in our Financial Statements and the Notes thereto.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

An investment in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning at page 7.

	Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Initial public offering price of common stock	$		$		$
Underwriters’ discounts(1)	$		$		$
Proceeds to our company before expenses(2)	$		$		$
Proceeds to the Selling Shareholders, before expenses (3)		$-		$-		$-

(1)	Represents underwriting discounts equal to 7% of the Shares sold.
(2)	In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Benchmark Company LLC, as representative of the several underwriters (the “Representative”), exercisable during the five-year period from the commencement of sales of this offering, entitling the Representative to purchase 5% of the total number of Shares sold in this offering (including any Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per Share price equal to 100% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the common stock issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.
We have granted the underwriters an option for a period of 30 days after the effective date of the registration statement of which this prospectus forms a part to purchase up to 15% of the total number of Shares to be offered by us pursuant to this offering solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[ ]*, based on an assumed public offering price of $[ ] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[ ].
(3)	We will not receive any proceeds from the Selling Shareholders’ sale of Common Stock.

* [   ] Shares x $[   ] per Share x 7%

The Selling Shareholders will offer their shares of Common Stock through their brokerage firms and there is no termination date of the Selling Shareholders’ offering. The Selling Shareholders may sell their shares of Common Stock described in this prospectus in a number of different ways and at varying prices. However, the Selling Shareholders will not be able to sell any of their shares of Common Stock on any trading market until the shares of Common Stock are approved for listing on NASDAQ Capital Market, as further discussed herein. Furthermore, the Selling Shareholders will only be able to sell their shares of Common Stock at a fixed price equal to the Offering Price until the shares of Common Stock are listed on NASDAQ and thereafter, the Selling Shareholders will be able sell their shares of Common Stock at prevailing market prices or privately negotiated prices.

The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the shares of our common stock against payment in U.S. dollars in New York, New York on or about [●], 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

[   ]

The date of this prospectus is [   ], 2024

We and the underwriters have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus. Information contained in this prospectus or in our other public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective filing dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

For Investors Outside the United States: The underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated, in this prospectus, for periods following the Share Exchange, references to “we,” “our,” “us,” the “Company” or the “Registrant” refer to DiamiR Biosciences Corp, a Delaware corporation, and its wholly-owned subsidiary DiamiR, LLC a private Delaware limited liability company.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

COMMONLY USED DEFINED TERMS

Unless the context otherwise requires, in this registration statement references to:

●	“AD” refers to Alzheimer’s disease.
●	“CAP” refers to College of Clinical Pathology (CAP) accredited laboratory.
●	“CLIA” refers to Clinical Laboratory Improvement Amendments.
●	“FDA” refers to the U.S. Food and Drug Administration.
●	“IVD” refers to an in vitro diagnostic.
●	“Laboratory” refers to the Company’s laboratory in New Haven, CT, unless otherwise noted.
●	“LDT” refers to lab-developed test. An LDT is an in vitro diagnostic (IVD) test that is designed, manufactured, and performed within a single laboratory. The development of the lab-developed test includes custom assay design and validation of the test system, including accuracy and replicability of the test.
●	“MCI” refers to Mild Cognitive Impairment.
●	“ND” refers to neurodegenerative diseases.
●	“microRNA” (miRNA) refers to non-coding small nucleic acid molecules.
●	“NIH” refers to National Institute of Health.
●	“PD” refers to Parkinson’s disease.
●	“Risk Stratification” in the context of clinical tests refers to the process of categorizing individuals or patients into different risk groups based on certain factors or parameters measured through diagnostic tests. The goal is to identify individuals who are at higher risk of developing a particular condition or experiencing certain outcomes, such as disease progression based on their testing results. Risk stratification typically involves assessing various clinical variables, biomarkers, demographic information, medical history, and other relevant factors to determine an individual’s level of risk for a certain condition. This information helps healthcare professionals tailor their management strategies, interventions, and follow-up plans according to the specific needs of each risk group. For example, in brain health, risk stratification may involve assessing factors such as miRNA profile, protein biomarker status, APOE genotype, and family history of AD to categorize patients into low, moderate, or high-risk groups. This information guides decisions regarding treatment options, lifestyle modifications, and preventive measures for each risk category.
●	“SBIR” refers to Small Business Innovation Research, a funding program administered by the National Institutes of Health.
●	“LIMS” refers to Laboratory Information Management System.

i

PROSPECTUS SUMMARY

The following summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the information discussed in the section titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus.

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostics company focused on developing and commercializing blood-based tests for detection and monitoring of pathology. We have devoted most of our financial resources to conducting our studies on quantitative analysis of circulating organ-enriched microRNAs as biomarkers of brain health and other disorders and building our patent portfolio. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales, and currently our only source of revenue is from investments made from time to time by our officers and directors and from a Small Business Innovation Research (SBIR) grant in the original amount of $3,359,115 that we received in 2020, which is insufficient to carry out our business plans. We have incurred net losses in each year since our inception, including net losses of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and $315,329 for the nine months ended February 29, 2024. At February 29, 2024, we had an accumulated deficit of $4,780,260, primarily due to operating expenses. Because of the numerous risks and uncertainties associated with the development of our LDTs, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. We expect to incur increased expenses as we conduct our clinical studies. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to complete the development and launch CogniMIR®, a proprietary test for early detection and risk stratification of Alzheimer’s disease and mild cognitive impairment, and support operations as a public company. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

Our two co-founders, currently own and control a combined 84.9% of our currently outstanding common stock. Kira Sheinerman, co-founder and Executive Director, owns 44.9 of outstanding common stock. Samuil Umansky, co-founder and Chief Scientific Officer, owns 40.0% of outstanding common stock. Following the consummation of this offering, Kira Sheinerman and Samuil Umansky will own and control a combined [ ]% of our currently outstanding common stock and therefore they will no longer maintain the same control as they do prior to the offering.

Our Company and Business

We are a molecular diagnostics company initially focused on the development and commercialization of innovative blood-based tests for detection and monitoring of Mild Cognitive Impairment (MCI), Alzheimer’s disease (AD), Parkinson’s disease (PD), and other neurodegenerative diseases (NDs). The proprietary technology we developed is based on quantitative analysis of “organ-enriched”, i.e. present at higher concentration in specific organs or tissues, microRNAs (miRNAs) in plasma. We believe that the technology can also be applied to disease areas beyond NDs. These projects include a test for a rare neurological and developmental disorder Rett syndrome which is currently being clinically validated, and cancer and inflammatory disorders, where the Company’s work is at an early stage. The tests being developed at the Company are currently not commercially available.

1

While launching a lab-developed test (LDT) is our primary goal, we believe that providing testing services for pharma and biotech companies involved in the development of therapeutic treatments for MCI and AD will allow us to generate revenues prior to launching the LDT in the clinical setting, improve our test performance characteristics, and potentially allow us to offer our test as a companion diagnostic. However, since we do not currently have any definitive agreements to provide such testing services, such revenues cannot be guaranteed. Even if we are able to generate revenue from these testing services, we cannot be sure it will provide sufficient revenue to support our operation and R&D.

miRNAs as biomarkers. miRNAs are a class of 21-23 base-pair, short non-coding functional RNA molecules that bind to messenger RNA (mRNA) and regulate protein synthesis and cellular processes, such as growth, inflammation, survival, and death. miRNAs may be enriched in certain organs (e.g., brain, liver, lung), tissues or organ regions (e.g. hippocampus, midbrain), cell types (e.g. neurons), and cellular compartments (e.g. synapses and neurites). miRNAs can cross the blood-brain barrier and appear in the bloodstream. These properties of brain-enriched miRNAs make them powerful and patient friendly biomarkers of NDs and other brain health conditions. miRNAs are quantified, from plasma, using established reverse transcription quantitative polymerase chain reaction, RT-qPCR, technology and their expression patterns can be used to develop testing algorithms to assign risk of progression to individual patients.

High need for minimally invasive early detection of MCI and AD. According to Alzheimer’s Association Report: 2023 Alzheimer’s Disease Facts and Figures (https://www.alz.org/media/documents/alzheimers-facts-and-figures.pdf), 6.7M Americans over age 65 currently have AD; someone in the US develops AD every 67 seconds. In 2021, total cost of care for Alzheimer’s disease and other dementias was estimated at $321 billion (not including unpaid caregiving). AD dementia is typically preceded by 10-20 years of the disease development in the brain, initially without clinical symptoms (pre-symptomatic MCI due to AD), and then subsequently manifested as MCI, which itself is a precursor to AD-associated dementia. Detailed analyses of failed clinical trials of anti-AD therapies suggest that therapeutic benefit is mostly seen in the sub-groups of patients with MCI and/or moderate AD. Thus, there is a critical need for the development of methods for early AD detection. Because cognitive testing cannot reliably identify patients in pre-symptomatic stages of AD, effective biomarkers are now viewed as necessary targets for successful patient enrollment into clinical trials and treatment monitoring. Recent advances in detection techniques based on neuroimaging and cerebrospinal fluid (CSF) biomarkers have facilitated the shift in clinical research from the dementia phase to MCI preclinical AD. However, the high cost of over $3,000 with limited reimbursement, along with invasiveness of neuroimaging and cerebrospinal fluid needle draw for analysis, make their application for primary and monitoring purposes impractical. These techniques are also frequently not available in community centers, where blood-based tests can provide a viable solution as an initial diagnostic assessment tool. Over the past 15 years, significant progress has been made in the development of blood protein markers as valid diagnostic markers for MCI and AD and recently utility of such markers as surrogates for disease monitoring and therapeutic response measurements has been demonstrated (“Diagnostic Accuracy of a Plasma Phosphorylated Tau 217 Immunoassay for Alzheimer Disease Pathology”, by Ashton NJ et al. JAMA Neurol. 2024. doi:10.1001/jamaneurol.2023.5319; “Highly Accurate Blood Test for Alzheimer’s Disease Comparable or Superior to Clinical CSF Tests”, by Barthélemy NR et al., Nat Med. 2024 doi:10.1038/s41591-024-02869-z; “Discriminative Accuracy of Plasma Phospho-tau217 for Alzheimer Disease vs Other Neurodegenerative Disorders”, by Palmqvist S et al. JAMA. 2020, 324:772-781. doi:10.1001/jama.2020.12134; Palmqvist S, Tideman P, Cullen N, et al. “Prediction of future Alzheimer’s disease dementia using plasma phospho-tau combined with other accessible measures”, Palmqvist S et al. by Nat Med. 2021, 27:1034-1042. doi:10.1038/s41591-021-01348-z; “Differential roles of Aβ42/40, p-tau231 and p-tau217 for Alzheimer’s trial selection and disease monitoring”, by Ashton NJ et al., Nat Med. 2022, 28:2555-2562. doi:10.1038/s41591-022-02074-w; “Blood-based biomarkers for Alzheimer’s disease: towards clinical implementation”, by Teunissen CE et al. Lancet Neurol. 2022, 21:66-77. doi: 10.1016/S1474-4422(21)00361-6).

Biomarker signatures for detection of NDs. We are working on developing a comprehensive portfolio of tests for early and specific detection of neurodegenerative diseases. Our primary testing platform targets brain-enriched and inflammation-associated miRNAs; however, we may add blood protein biomarkers and mutational markers to our test over time. We have completed several studies in independent cohorts of samples and in collaborations with academic centers. We believe that the data generated to date indicate that our approach to detecting and differentiating neurodegenerative disorders may provide clinically meaningful information to clinicians and patients. Clinically meaningful tests are tests that impact the practice of medicine by either changing the treatment course for a patient or making physician practice more efficient. Clinically meaningful tests can be LDTs or FDA-approved tests.

Foundational articles in Alzheimer’s field have demonstrated that synaptic dysfunction/loss precede clinical manifestation of AD (“Hypothetical model of dynamic biomarkers of the Alzheimer’s pathological cascade” by Jack Jr CR et al. Lancet Neurol 2010 9:119, PMID: 20083042; “Toward defining the preclinical stages of Alzheimer’s disease: recommendations from the National Institute on Aging-Alzheimer’s Association workgroups on diagnostic guidelines for Alzheimer’s disease” by Sperling RA et al. Alzheimers Dement 2011 7:280, PMID: 21514248). We believe DiamiR’s miRNA biomarker approach captures synaptic dysfunction and loss, reflecting early stages of neurodegeneration, as reported in DiamiR publications listed elsewhere in the disclosure. Statements made by several experts within the field, in the report titled “Technology Niche Analysis for CogniMIR® titled “In Vitro Test for Early Detection and Monitoring of Alzheimer’s Disease” (Project #: NIH1052TN), in the publication Foresight Science & Technology, further support commercial and clinical potential of our approach.

According to a comprehensive report published by the Alzheimer’s Association (“2019 Alzheimer’s Disease Facts and Figures”): “Finding a simple and inexpensive test, such as a blood test, to diagnose Alzheimer’s would be ideal for patients, physicians and scientists.”

A more recent report from the Association (“2023 Alzheimer’s Disease Facts and Figures”) stated: “The relatively recent discovery that Alzheimer’s disease begins 20 years or more before the onset of symptoms suggests that there is a substantial window of time in which we may be able to intervene in the progression of the disease. Scientific advances are already helping the field to make progress in these presymptomatic years. … Biomarkers … enable earlier detection of Alzheimer’s, giving those affected the opportunity to address modifiable risk factors that may slow or delay cognitive decline. Biomarkers are already accelerating the development of new treatments by making it possible for clinical trials to specifically recruit individuals with the brain changes that experimental therapies target. In addition, biomarker, basic science and other research advances offer the potential to expand the field’s understanding of which therapies or combination of therapies may be most effective at which points in the Alzheimer’s disease continuum.”

In summary, we believe CogniMIR® test may provide clinically meaningful information to clinicians as it may help identify individuals with pathological changes in the brain targeted by therapeutic agents in development. These individuals may then be recruited in appropriate clinical studies or selected for compassionate administration of experimental treatments. It is the Company’s belief that dynamic miRNA biomarkers of CogniMIR® test may also provide clinically meaningful information to patients, providing the affected individuals with “the opportunity to address modifiable risk factors that may slow or delay cognitive decline” (“2023 Alzheimer’s Disease Facts and Figures”). These assertions have not been evaluated by the FDA. DiamiR has not received FDA approval for CogniMIR® test, but intends to seek the launch of CogniMIR® test as an LDT in accordance with the FDA and CLIA guidelines.

Product development strategy: Our goals around our development efforts for CogniMIR® include, but are not limited to:

●	Blood collection optimization: These efforts focus on optimizing collection ease of use, reducing sample failure rates, improving diagnostic yield, and supporting uptake of our product upon commercial launch.
●	Classifier and algorithm development: We have incorporated Machine Leaning (ML) and Artificial Intelligence (AI) tools into our test development efforts to optimize test performance and will continue to use these tools to improve our predictive modeling and biological signature development efforts.
●	We plan to develop CogniMIR® for detection of MCI as our first LDT to be validated in our New Haven CT, Clinical Laboratory Improvement Amendments (CLIA) certified, College of Clinical Pathology (CAP) accredited laboratory. Our estimate is that training of our risk classifier is trained and clinical validation of CogniMIR® will take 9 to 12 months. The test’s analytical validation in accordance with CLIA/CAP requirements was completed in 2023.
●	Maintain CLIA, CAP and other state licenses for our New Haven CT laboratory.
●	Expand our laboratory throughput and add additional testing platforms to our existing menu.
●	Initiate a clinical validation study in early 2024 from samples that have already been collected and are available to us from our freezer stock.
●	Implement a robust commercial and publication strategy focused on securing coverage from Medicare and private insurance payors.

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Pipeline beyond neurodegeneration. We believe our technology is robust and applicable to early detection of pathology in different organs, not only in the brain, and enables a novel approach to screening, which we named Universal Screening Test (UST), whereby a battery of screening tests relying on organ-enriched miRNAs detect the presence of pathology in a given organ. We conducted preliminary proof-of-concept studies and demonstrated that organ-enriched miRNAs can be used to detect and differentiate diseases affecting pulmonary and gastrointestinal systems, including early stage cancers. We will conduct proof-of-concept studies with approximately 50 samples per indication, and if results show promise, we plan to conduct studies with over 300 samples per indication to validate these initial findings within 12 months of the closing of this Offering.

Intellectual property. In February 2014 United States Patent and Trademark Office (USPTO) issued U.S. Patent entitled “Methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases”, the first DiamiR patent. We have now a total of 51 issued patents in the US and worldwide.

Peer reviewed publications, presentations, grants, and awards. During the last 12 years we published a number of peer-reviewed papers describing our technology for identification of miRNA biomarker pairs. The results obtained by DiamiR scientists have been reported at several conferences, the most recent of which includes Child Neurology Society, October 2023, Vancouver, Canada; Rett Syndrome Foundation Research Trust Conference, September 2023, Boston, MA; and Alzheimer’s Association International Conference, July 2023, Amsterdam, Netherlands. Our most recent paper titled “Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment” was published in the peer-review journal Diagnostics, in June 2023 (Diagnostics 2023, 13, 2170. https://doi.org/10.3390/ diagnostics13132170).

Historically, our studies have been supported by grants from the National Institutes of Health and private foundations such as Alzheimer’s Drug Discovery Foundation, The Michael J. Fox Foundation for Parkinson’s Research, and Rett Syndrome Research Trust.

Clinical research collaborations. We have established collaborative relationships with leading clinical research organizations in the area of NDs and other brain health disorders. Currently, we have active collaborations with The Trustees of the University of Pennsylvania, Alzheimer’s Therapeutic Research Institute of University of Southern California, Brain Health Imaging Institute of Weill Cornell Medicine, and New York University School of Medicine. Through these collaborations, the institutions provide DiamiR with well-characterized plasma samples and associated demographic and clinical data that we use for our test development.

We previously collaborated with Roskamp Institute Memory Center, Washington University Alzheimer’s Disease Research Center, Center for Neurodegenerative Disease Research at University of Pennsylvania, Alzheimer’s Disease Cooperative Study Biomarker Core at University of California; Tri-State Rett Syndrome Center at Montefiore Medical Center, and New York Blood Center, Inc.

Market and competition. Initially, CogniMIR® if successfully developed and launched, will be used to facilitate selection of early-stage patients for clinical trials. The development of methods to recruit better defined (e.g. high-risk) patients in drug trials represents a significant and rapidly growing business opportunity. According to clinicaltrials.gov, currently, more than 220 clinical trials on MCI / AD are being conducted in the US; average number of patients per trial is 220; typically, 2 to 5 patients are screened to enroll 1 patient into a trial. We are confident that our miRNA panels, in combination with blood protein markers, can be used as surrogates for treatment response, disease monitoring, and ND differentiation.

Once reimbursement with Medicare and private payers is in place, we plan to offer CogniMIR® as a clinical test.

Testing for AD is typically performed via imaging or biomarker testing. A number of biotech companies and academic groups are working towards developing biomarker tests for early detection of AD. Based on the information available at the time of this prospectus, we are currently not aware of any miRNA blood-based tests for early detection of AD on the market.

Regulations. The Company plans to launch CogniMIR® as an LDT, which will be developed under regulations by the FDA and Centers for CMS, through standards set by the CLIA.

3

The U.S. Food and Drug Administration (FDA), to date, has generally not exercised its authority to actively regulate the development and use of LDTs. On May 6, 2024, FDA published the final rule that will start to phase out its LDT enforcement discretion policy from the 1970s by explicitly stating LDTs are medical devices and listing instances when the test manufacturer is a laboratory.

The agency argues that its enforcement discretion policy was instituted at a time when LDTs were created for simple tests for low-risk conditions. Since then, the tests have become more complex and are used to diagnose serious diseases while relying on high-tech instrumentation and software and are manufactured in large volumes. The agency said it plans to phase out its enforcement discretion to avoid disruptions to the testing market.

Accordingly, LDTs will have to meet the same regulatory requirements as other IVDs unless they meet certain CLIA requirements. FDA will phase out its enforcement discretion in five stages and over four years. The first stage would require LDT manufacturers to start complying with medical device reporting, correction, and product removal reporting requirements within a year of the rule being finalized. By the third stage, manufacturers of high-risk LDTs would be required to follow quality system (QS) requirements and comply with premarket review requirements within three years or by May 6, 2027. In the fifth stage, low- to moderate-risk LDT manufacturers will have four years to comply with the same requirements and ensure they comply by May 6, 2028. See “Business – Regulations.”

Our strategy. Our objective is to transform the care of patients with NDs and other diseases by developing and commercializing innovative cost-effective, non-invasive, blood-based tests for early detection and monitoring of disease pathologies. We believe that miRNAs are the ideal diagnostic targets for this approach and our expertise in miRNAs gives us an advantage in execution of this strategy.

Recent Events

On June 19, 2024, the Company made an oral presentation at the 2024 Rett Syndrome Scientific Meeting titled “Circulating Organ-enriched microRNAs as Biomarkers of Rett Syndrome” (https://www.prnewswire.com/news-releases/diamir-announces-oral-presentation-on-recent-advances-of-its-microrna-biomarker-platform-at-2024-international-rett-syndrome-foundation-scientific-meeting-302170263.html?tc=eml_cleartime).

On June 19, 2024, the Company announced acceptance of its abstract titled “Classifier algorithms to characterize various stages of Alzheimer’s disease based on analysis of circulating brain-enriched and inflammation-associated microRNAs” for poster presentation at the 2024 International Alzheimer’s Association Conference (AAIC) on July 29, 2024 (https://www.prnewswire.com/news-releases/diamir-biosciences-announces-poster-presentation-at-2024-alzheimers-association-international-conference-aaic-302176323.html).

In March 2024, we amended the convertible note with Kira Sheinerman, one of our founders and the Executive Director, such that the founder loaned us an additional $100,000.

As of February 29, 2024, the Company was eligible to receive up to $0.9 million of additional funding to support qualified research and development expenses through August 2024 under the grants, subject to availability of funds and satisfactory progress, as determined by the NIH. On May 10, 2024 the Company received a 12-months no cost extension of the grant period for the remaining funds. This extension allows the Company to draw the remaining funds of the grant through August 2025.

On June 22, 2023, we entered into a Service Agreement to purchase a nonexclusive, non-assignable, non-sublicensable, license from JADBio – Gnosis DA S.A (“JADBio”) to use its Automated Machine Learning (AutoML) Platform and Services (the “JB License”) for development of predictive models based on our microRNA panels and other factors for risk assessment in Alzheimer’s disease and Rett syndrome. The initial term of the JB License is for one year, from July 10, 2023 to July 9, 2024, at the annual fee of approximately $19,700; the term automatically renews for additional one year terms, at the same cost, unless terminated earlier by either.

In June 2023 the data related to analytical validation of our 24-microRNA panel for risk assessment of Alzheimer’s disease, CogniMIR®, was published in the journal Diagnostics; it was titled “Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment,” and an online version of the manuscript can be found at https://www.mdpi.com/2075-4418/13/13/2170. This is another step towards commercialization of our CogniMIR® test.

Recent Financings

On March 15, 2023, we issued 2 convertible promissory notes to Samuil R. Umansky and Kira Sheinerman in the approximate amount of $86,826 and $405,189, respectively. Both notes carry an interest of 4% per annum and are due on December 31, 2026. These notes can be converted into the securities of the Company issued in the next equity financing the Company conducts following issuance of the notes and at the lowest price paid for such securities in such financing. On October 10, 2023, we amended and restated Kira Sheinerman’s note, pursuant to which she loaned the Company an additional $100,000, and in March 2024 Dr. Sheinerman loaned the Company an additional $100,000, increasing the value of her note to $623,342, including accrued interest. As of May 31, 2024, the total amount outstanding under both notes is $719,361, including accrued interest.

Dr. Umansky has agreed to convert the outstanding principal and interest due pursuant to his note into shares of our Common Stock, at the price to be paid by investors in the Offering, upon completion of the Offering. Upon conversion of the note, Dr. Umansky will receive [  ] shares of common stock.

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Dr. Sheinerman has agreed to convert the outstanding principal and interest due pursuant to her note into shares of our Common Stock, at the price to be paid by investors in the Offering, upon completion of the Offering. Upon conversion of the note, Dr. Sheinerman will receive [  ] shares of Common Stock.

On March 30, 2023, we entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which we issued her 14,265 shares of our common stock for $100,000.

On [  ], 2024, Alzheimer Drug Discovery Foundation agreed to exchange 29,336 warrants to purchase shares of our common stock exercisable at a price of $5.87 per share, for 29,336 shares of our Common Stock in a one for one exchange made pursuant to Section 3(a)(9) of the Securities Act.

Forward Stock Split

On or prior to the effective date of this registration statement of which this prospectus forms a part we will amend our articles of incorporation to effect a forward stock split (the “Forward Stock Split”). Our board of directors and stockholders approved effecting a forward stock split with a ratio of up to 3 for 1, with the exact ratio to be set at a number within this range and at a time the Board believes most prudent, each as determined by the Board in its sole discretion, whereby every 1 share of the Corporation’s issued and outstanding Common Stock shall be split into up to 3 shares of issued and outstanding Common Stock at any time prior to completion of the Offering, and the articles of amendment to our articles of incorporation to affect the same.

Also, all shares of our Common Stock subject to outstanding equity awards and the exercise price of any such award (if applicable) and the number of shares remaining available for issuance under the 2014 Stock Option Plan, and all shares underlying outstanding warrants, convertible notes, and other derivative securities of the Company, including exercise prices and conversion prices (if applicable) will be proportionately adjusted for the Forward Stock Split.

Corporate Information

Our principal executive office is located at 11 Deer Park Drive, Suite 102G, Monmouth, NJ 08852. Our telephone number at our principal executive office is 203-570-8275. Our laboratory is located at 2 Church Street South, Suite B-5, New Haven, CT 06519. Our corporate website is www.diamirbio.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives, and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;
●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
●	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);
●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and
●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

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Summary of the Offering

This Offering relates to the offer and sale of our common stock.

Issuer	DiamiR Biosciences Corp.

Form of the Offering	[ ] Shares on a firm commitment basis (or [ ] Shares if the underwriters exercise their over-allotment option in full).

Securities being Offered by Selling Shareholders

Up to [   ] shares of Common Stock. The Selling Shareholders named herein may sell Resale Shares from time to at a fixed price equal to the Offering Price until the shares of Common Stock are listed on NASDAQ and thereafter, the Selling Shareholders will be able sell their shares of Common Stock at prevailing market prices or privately negotiated prices. We will not receive any proceeds from the sales by the Selling Shareholders.

Resale Shares include: (1) [  ] and (2) [  ].

Common stock outstanding as of [ ], 2024	[ ], does not include: (i) 29,336 shares of common stock underlying outstanding warrants that have an exercise price of $5.87 per share (the “Warrant Shares”) or (ii) [ ] shares of common stock underlying outstanding options with a strike price ranging from $[ ] to $[ ].

Shares of common stock outstanding following the Offering:

[  ] assuming no exercise of the underwriters’ over-allotment option and excluding the Warrant Shares and [  ] shares underlying the Representative’s Warrants.

[  ] shares, assuming full exercise of the underwriters’ over-allotment option and excluding the Warrant Shares and [  ] shares underlying the Representative’s Warrants.

Amount of the Offering	$[ ]

Over-allotment Option	We have granted to the underwriters an option, exercisable within 30 days from the effective date of the registration statement of which this prospectus forms a part, to purchase up to an aggregate of [ ] additional Shares.

Offering Period and Expiration Date	This offering will start on the date that this registration statement is declared effective by the SEC and terminate on the earlier of (i) the date when the sale of all [ ] shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all [ ] shares registered under the Registration Statement.

Use of proceeds	We intend to use proceeds from the Offering for working capital, support development and launch of our first test, CogniMIR®, and other LDTs under CLIA guidelines, marketing and sales, and establish or acquire DiamiR’s CLIA lab capabilities and other general corporate purposes. See “Use of Proceeds” for additional information.

Lock-up

We have agreed not to, for a period of 180 days from the date of this prospectus, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (excluding, however, the issuance of any shares of our common stock or other equity awards pursuant to our executive compensation or employee benefit plan), without the prior written consent of the Representative.

All of our directors and officers and our principal stockholders (5% or more stockholders) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of six months after the date of this prospectus. See “Underwriting — Lock-up Agreements” for more information.

Forward Stock Split	On or prior to the effective date of the registration statement of which this prospectus forms a part we will amend our articles of incorporation to effect the Forward Stock Split. On May 31, 2024, our Board approved effecting a forward stock split with a ratio of up to 3 for 1, with the exact ratio to be set at a number within this range and at a time the Board believes most prudent, each as determined by the Board in its sole discretion, whereby every 1 share of the Corporation’s issued and outstanding Common Stock shall be split into up to 3 shares of issued and outstanding Common Stock at any time prior to completion of the Offering. No fractional shares shall be issued in the Forward Stock Split and any remaining share fractions shall be rounded up to the next whole share.

Risk Factors	An investment in our common stock is speculative and involves substantial risks. You should read the “Risk Factors” section beginning on page 7 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Representative’s Warrants	The registration statement of which this prospectus forms a part also registers for sale the Representative’s Warrants to purchase shares of common stock equal to 5% of the total number of Shares sold in this offering, including the number of Shares upon the exercise of the underwriters’ over-allotment option, as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The Representative’s Warrants will be exercisable during the five-year period from the commencement of sales of this offering at a per share exercise price of $[ ] (100% of the public offering price of the common stock, based on an assumed offering price of $[ ] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Please see “Underwriting — The Representative’s Warrants” for a description of these warrants

Proposed Stock Symbol	“[ ]”

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RISK FACTORS

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below, as well as the other cautionary statements and risks described elsewhere and the other information contained in this Report and in our other filings with the SEC. We operate in a rapidly changing environment that involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these known or unknown risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We have a limited operating history, which makes it difficult to predict future prospects and financial performance.

Substantially all of our operations are conducted through our wholly-owned subsidiary, DiamiR LLC, which started operation in September 2009; however; we have only been operating as a consolidated company since October 1, 2014. Due to this limited operating history, it may be difficult to evaluate our business prospects and future financial performance. As of the date of this filing, we have not yet generated revenues from our products. There is no guarantee that our combined services will be able to generate any significant revenues. We face numerous risks and uncertainties in the competitive markets. In particular, we have not proven that we can:

●	maintain relationships with key customers and strategic partners that will be necessary to optimize the market value of our products and services;
●	successfully identify and respond to emerging trends in our market areas;
●	raise sufficient capital in the public and/or private markets; or
●	respond effectively to competitive pressures.

Our ability to generate revenue and achieve profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals, and have our products under development manufactured and successfully marketed, of which there can be no guarantee. Although we have received revenue in the past from providing testing services to life sciences companies, and may again in the future, we cannot be certain that such services will bring sufficient revenue to support our operation and R&D. Thus, we may not be able to generate a profit until our product candidates become profitable.

Members of our management team have limited or no prior experience managing a public company.

Most of the members of our senior management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company, which will subject us to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts, investors and regulators. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. The decision to opt out is irrevocable.

We are a smaller reporting company, and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and we have a public float of less than $250 million and annual revenues of less than $100 million during our most recently completed fiscal year. In the event that we are still considered a smaller reporting company at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports and in a registration statement under the Exchange Act on Form 10. Decreased disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects.

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Risks Related to Our Business

There is substantial doubt about our ability to continue as a going concern.

Our auditors have indicated in their audit opinion there is substantial doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the year ended May 31, 2023. Since our inception in December 2009, our operations have been funded through capital contributions of our founders as well as grant funding received through the government agencies and a private foundation. Management believes this capital is insufficient to fund our operations for the next twelve months and does not anticipate that our existing working capital alone will be sufficient to fund our operations through the successful development and commercialization of products. As a result, we will need additional capital to fund our operations and continue to conduct activities to support our product development and commercialization activities. Our failure to raise additional funds may require us to suspend or cease our activities altogether which could result in the loss of your investment.

If we fail to raise additional capital, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. To date, our operations have been funded entirely from the proceeds from equity financings, loans from shareholders or grants. We expect to require substantial additional capital in the near future to develop and market new products, services and technologies. Based on our current cash position and without additional financing, the net proceeds we may receive pursuant to the Offering are expected only to provide us with working capital to maintain our current level of operations through the next few years.

We believe that after becoming a public company the Company will require a substantial amount of capital to fund the costs associated with our financing activities, SEC reporting, legal and accounting expenses, other general and administrative expenses, and regulatory compliance, as well as funds for the expenses for research and development (“R&D), and compensation of executive management and our employees. These projected operating expenses are based solely on our rough estimates and do not include any extraordinary items or expenditures, which may be incurred from time to time during the course of our business.

Accordingly, if we do not receive additional financing in the future, we may be unable to carry out our full business plan. We currently do not have commitments for financing to meet our expected needs and we may not be able to obtain additional financing on terms acceptable to us, or at all. Even if we obtain financing for our near-term operations and product development, we expect that we will require additional capital beyond the near term. If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations.

If we borrow money to expand our business, the likelihood that investors may lose some or all of their investment may increase.

We anticipate that we may incur debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. If we receive debt financing, it will have priority in any liquidation over the claims of holders of our stockholders, which could increase the risk of loss of your investment in our common stock. In addition, our payment obligations with respect to any indebtedness could divert funds away from operations, marketing and product development efforts.

The ongoing uncertainty in global economic conditions may negatively impact our business, operating results or financial condition.

The continuing unfavorable global economic conditions and uncertainty have caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and extreme volatility in credit, equity and fixed income markets. These macroeconomic conditions could negatively affect our business, operating results or financial condition in a number of ways. For example, potential future clients may be unable to fund purchases of products and services, which could cause them to delay, decrease or cancel purchases of our products and services or to not pay us or to delay paying us for previously purchased products and services. Our clients may cease business operations or conduct business on a greatly reduced basis.

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We face significant, evolving competition which, if we fail to properly address, could adversely affect our business, results of operations, financial condition and price of our stock.

The markets for molecular diagnostics are intensely competitive, and we face significant competition from a number of different sources. Several of our competitors have substantially greater name recognition and financial, technical, product development and marketing resources than we do. There has been significant merger and acquisition activity among a number of our competitors in recent years. Transaction induced pressures, or other related factors may result in negative market dynamics that could adversely affect our business, results of operations, financial condition and price of our stock.

We compete in all of our markets with other major molecular diagnostics companies. Competitive pressures and other factors, such as new product introductions by us or our competitors, may result in price or market share erosion that could adversely affect our business, results of operations and financial condition. Also, there can be no assurance that our products will achieve broad market acceptance or will successfully compete with other similar products available in the market.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

We may acquire additional businesses, technologies, and products if we determine that these additional businesses, technologies, and products are likely to serve our strategic goals. The specific risks we may encounter in these types of transactions include but are not limited to the following:

●	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;

●	using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect our earnings and /or earnings per share;

●	difficulty in fully or effectively integrating any acquired technologies or software products into our current products and technologies, which would prevent us from realizing the intended benefits of the acquisition;

●	difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;

●	the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;

●	the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

●	the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;

●	difficulty in entering geographic and business markets in which we have no or limited prior experience;

●	difficulty in integrating acquired operations due to geographical distance and language and cultural differences; and

●	the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology could, for any of these reasons, have an adverse effect on our financial condition and results of operations.

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Our operations are dependent upon our key personnel. If such personnel were to leave unexpectedly, we may not be able to execute our business plan.

Our future performance depends in significant part upon the continued service of our key scientists and senior management personnel, many of whom have been with us for a significant period of time. These personnel have acquired specialized knowledge and skills with respect to our business. Because at the time of this filing we have 5 full-time employees and 3 part-time employees, we believe that we have a relatively small number of employees when compared to other leading companies in our industry, our dependence on maintaining our relationships with key employees is particularly significant. We are also dependent on our ability to attract high quality personnel, particularly in the areas of sales and applications development.

The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Loss of services of key employees could have an adverse effect on our business, results of operations and financial condition. Furthermore, we may need to grant additional equity incentives to key employees and provide other forms of incentive compensation to attract and retain such key personnel. Equity incentives may be dilutive to our per share financial performance. Failure to provide such types of incentive compensation could jeopardize our recruitment and retention capabilities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and any potential stock exchange listing requirements, has imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements and any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. Moreover, these rules and regulations, along with compliance with accounting principles and regulatory interpretations of such principles, have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees, or as executive officers. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting and financial knowledge. We estimate the additional costs we expect to incur as a result of being a public company to be approximately $500,000 annually, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Additionally, if we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly traded companies to obtain.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that the measures we will take to remediate identified material weaknesses will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements, and have other adverse consequences.

Prior to this Registration Statement going effective, DiamiR operated as a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. Following the effectiveness of this Registration Statement, DiamiR will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that DiamiR include a report from management on DiamiR’s internal control over financial reporting in its annual report on Form 10-K beginning with its annual report for the fiscal year ending May 31, 2024. In addition, if DiamiR ceases to be an “emerging growth company,” DiamiR’s independent registered public accounting firm must attest to and report on the effectiveness of DiamiR’s internal control over financial reporting.  Although we believe our current systems and internal controls are sufficient to ensure that our financial reporting is accurate at this stage of our operations, they will need to be updated and refined to meet the level of control required of a public company.

In connection with the audits of our financial statements for the years ended May 31, 2023 and 2022, material weaknesses in our internal control over financial reporting were identified in relation to our lack of in-house expertise related to U.S. GAAP, as well as the absence of comprehensive written control policies, or an internal audit function to ensure our internal controls are properly designed and implemented. There is also a lack of segregation of duties in financial reporting, and we do not have an audit committee. These material weaknesses are due to the Company’s lack of working capital to hire additional staff. At our present state of development, we currently lack the resources necessary to put in place such controls and procedures or to effectively monitor certain functions related to our controls and procedures.  To date, we have relied on third-party consultants to supplement our financial reporting and controls and procedures.  Following our initial public offering, we plan to devote additional resources and to hire additional personnel who are qualified with regard to U.S. GAAP in order to remediate the material weaknesses discussed herein.

Given that we operated as a private company prior to the effectiveness of this Registration Statement, we did not have the necessary formalized processes to effectively implement review controls within our internal control over financial reporting.

If we fail to implement any required improvements to address any material weaknesses in our internal control over financial reporting, such material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

The elimination of personal liability against our directors and officers under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our bylaws (“Bylaws”) provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by Delaware law. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders. Note that for liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

Currently, our executive officers, directors, and principal shareholders beneficially own, in the aggregate, approximately 95.0% of our outstanding Common Stock. Specifically, our two co-founders, Kira Sheinerman and Samuil Umansky, who are father and daughter, own and control a combined 84.9% of our currently outstanding common stock, with Dr. Sheinerman, who is also our Executive Director, owning approximately 44.9% of outstanding common stock, and Dr. Umansky, who is also our Chief Scientific Officer, owning approximately 40.0% of outstanding common stock. Furthermore, our Bylaws provide that “[a]ny action which may be taken by the vote of the stockholders at an annual or special meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power.” Accordingly, and as a result of their ownership, these two shareholders currently control substantially all matters requiring approval by the stockholders of our company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for public stockholders to influence the affairs of our company and could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours. See Risk Factors – “We have established preferred stock which can be designated by our Board of Directors without shareholder approval.” and “Anti-takeover provisions in our Certificate of Incorporation and our Bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.”

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Following the consummation of this offering, Kira Sheinerman and Samuil Umansky will own and control a combined [ ]% of our currently outstanding common stock and therefore they will no longer maintain the same control as they do prior to the offering.

We may be deemed a “controlled company” within the meaning of the rules of Nasdaq and, as a result, may qualify for, but do not intend to rely on, exemptions from certain corporate governance requirements.

Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including the requirement that a majority of the board of directors consists of independent directors, have a nominating and governance committee and compensation committee that is composed entirely of independent directors and the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee. As stated above, Kira Sheinerman and Samuil Umansky currently own and control a combined 84.9% of our outstanding common stock, but they do not act as a group. Neither of them currently own more than 50% of our outstanding common stock individually and after the Offering, they will only own and control a combined [ ]% of our currently outstanding common. Accordingly, we do not believe we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. However, it is possible that Nasdaq will not agree with our analysis.

We do not intend to rely on the exemptions noted above and instead intend to comply with all of the corporate governance requirements imposed by state and federal law, the rules and regulations of the Securities and Exchange Commission and Nasdaq. However, if Nasdaq does deem us a “controlled company” and we decide to rely on those exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Risks Related to Our Products and Service

If researchers, clinicians and healthcare administrators do not adopt our screening and diagnostic products, we will not achieve future sales growth.

Our business model is heavily reliant on the adoption of our products by researchers, clinicians, and healthcare administrators (“Industry Advocates”). These professionals play a critical role in the healthcare ecosystem, influencing both the acceptance and the utilization of new medical technologies. A failure to secure and maintain adoption among these groups poses a significant risk to our operations. New products frequently are subject of slow adoption by healthcare specialists partly due to perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of our future sales growth that we continue to work with key opinions leaders in the field, educate healthcare specialists about CogniMIR® and other assays in development, and demonstrate the clinical utility of our technology. If Industry Advocates do not believe in our products, market acceptance of our products could fail to increase or could decrease, and our business could be harmed. Additionally, a lack of support from Industry Advocates, could reduce the rate of coverage and reimbursement by both public and private third-party payors for our products and services, which may further slow the market adoption of our product by physicians, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable. Slow adoption of our product by Industry Advocates would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

New product development and clinical validation involves a lengthy and complex process, and we may be unable to commercialize CogniMIR® or any other products we may develop on a timely basis, or at all.

It takes significant time to fully develop and commercialize CogniMIR® for risk of early neurodegeneration, and therefore its launch may be delayed or may not be successful. There can be no assurance that CogniMIR® will be successful in the risk assessment of Mild Cognitive Impairment and early Alzheimer’s disease for a variety of technical and market reasons. Our other molecular diagnostic products, which are currently in various stages of early development, will take time to develop and commercialize, if we are able to commercialize them at all. Prior to commercializing any new products, we will need to conduct substantial research and development, including validation studies. Our product development efforts involve a high degree of risk and may fail for many reasons, including failure to demonstrate the clinical utility of the product. As we develop products, we will have to make significant investments in product development and marketing resources. In addition, competitors may develop and commercialize competing products faster than we are able to do so. If we are unable to commercialize CogniMIR®, we may not be able to carry out our business.

Our research and development efforts will be hindered if we are not able to acquire or contract with third parties for access to additional plasma samples.

Our test development relies on our ability to secure access to independent cohorts of plasma samples and related clinical data. Many academic/research centers collect these samples for research purposes. In the past, we have been able to access these samples and relevant clinical outcomes (when available) through research collaborations/agreements. Some of these samples have been stored in -80c freezers and will be available to us when our clinical validation work begins. One of the key drivers of risk for any clinical study is access to samples.

Our studies focused on research, development and validation of our future products rely on access to single samples from multiple donors as well as multiple samples from the same donor over a period of time. Furthermore, we seek access not only to archived samples but also to samples collected in prospective studies, which take a long time. Negotiating access to archived and prospectively collected donor samples and clinical data is typically a lengthy process involving several parties and approvals necessary to resolve complex issues such as research objectives and parameters, institutional review board approval, donor consent and privacy rights, publication rights, and intellectual property ownership. If we are not able to acquire or negotiate access to archived and prospectively collected donor plasma samples and related clinical data with source organizations, or if our competitors secure access to these samples before us, our ability to conduct studies to develop, validate and commercialize future tests will be limited or delayed. However, we believe that having frozen samples in our freezers reduces the risk of prolonged study timelines and allows us to more accurately estimate the number of samples in our study and to power the study accordingly.

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We rely on a sole supplier for some of the materials used in our tests and services, and we may not be able to find replacements or transition to alternative suppliers in a timely manner.

We rely on different sole suppliers for certain materials, kits and supplies that we use to perform our tests and services for our diagnostic tests. For example, we rely on Qiagen Gmbh for our qPCR reagents and plates. We do not maintain an agreement with Qiagen Gmbh; their reagents are readily available for purchase, additionally, the volume of our business is not material to them. In addition to Qiagen, we work with other multinational stable corporations for our supplies. Although we do not currently have any agreements with other suppliers and technologies, we believe other providers, such as ThermoFisher, which offers the TaqMan qPCR kits are easily accessible and we can quickly begin working with them, if necessary. At the time of this filing all other reagents we use are commonly available through multiple vendors on similar terms.

From time to time, we also may purchase other reagents used in our tests and services from sole-source suppliers. While we may develop alternate sourcing strategies for these materials and vendors, we cannot be certain whether these strategies will be effective, or the alternative sources will be available in a timely manner. If these suppliers can no longer provide us with the suppliers, we need to perform our tests and services, if the materials do not meet our quality specifications, or if we cannot obtain acceptable substitute materials, an interruption in test processing and services could occur. Any such interruption may directly impact our revenue and cause us to incur higher costs. In particular, the continued spread of the coronavirus globally could materially and adversely impact our operations including without limitation our supply chain, which may have a material and adverse effect on our business, financial conditions, and results of operations.

If we cannot enter into and maintain new clinical collaborations, our efforts to commercialize CogniMIR® and our development of other products could be delayed.

We currently have several ongoing collaborations with highly regarded academic institutions in the NDs field. Our success in the future may depend in part on our ability to enter into agreements with other leading institutions in the NDs field. In the process of seeking clinical collaborations in the future we expect to engage in discussions with third parties, which may or may not lead to collaborations.

If our clinical tests do not perform as expected in our validation studies, we may not be able to achieve widespread market adoption among physicians, which would cause our operating results, reputation, and business to suffer.

There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue in our planned clinical validation studies. As a result, the failure of our products to perform as expected would significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors in our clinical services tests.

Our ability to commercialize the diagnostic products that we develop is dependent on our relationships with laboratory services providers and support of our products.

We rely on third-party providers to draw the donor blood samples and prepare plasma in accordance with our protocol. The Company’s business will suffer if these service providers do not support CogniMIR® or the other products that we may develop. A lack of acceptance of our products by these service providers could result in lower test volume. Our business may suffer from the repetition of the process and increased costs.

We may use third party collaborators to help us develop, validate, or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

We may pursue strategic collaborations for the development, validation, and commercialization of any new diagnostic products we may develop. In any future third party collaboration, we may be dependent upon our collaborators performing their responsibilities and their cooperation. We cannot control the amount of time and effort our collaborators will devote to performing their responsibilities under our agreements with them. The development, validation and commercialization of our potential products may be delayed if collaborators fail to fulfill their responsibilities in a timely manner or in accordance with regulatory requirements or if they breach or terminate their collaboration agreements with us. In addition, a failure by third parties to perform their obligations in compliance with regulatory requirements may cause our development, validation, or commercialization of new products to fail to meet regulatory requirements, which may require the Company to repeat the process. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our future products. Furthermore, disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

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If we cannot enter into new clinical study collaborations, our product development and subsequent commercialization could be delayed.

Historically, we have entered into clinical study collaborations with academic and medical institutions for access to clinical samples and expertise related to our tests and services, and our success in the future depends in part on our ability to enter into additional collaborations with highly regarded institutions. This can be difficult due to internal and external constraints placed on these organizations, and on occasion our key contact may leave the organization. Some organizations may limit the number of collaborations they have with any one company, so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaboration with many companies at once, which can extend the time it takes to develop, negotiate, and implement a collaboration. Moreover, it may take longer to obtain the samples we need which could delay our trials, publications, and product launches and reimbursement. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for our diagnostic tests, and our inability to control when and if results are published may delay or limit our ability to derive sufficient revenue from them.

If we are unable to identify collaborators willing to work with us to conduct clinical utility studies, or the results of those studies do not demonstrate that a molecular diagnostic test do not impact patient treatment or physician behavior, commercial adoption of such test may be slow, which would negatively impact our business.

Clinical utility studies are designed to show the impact of the molecular diagnostic test results on patient care and management. Clinical utility studies are typically performed with collaborating physicians at medical centers and hospitals, and generally result in peer-reviewed publications. Sales and marketing representatives use these publications to demonstrate to customers how to use a molecular diagnostic clinical test, as well as why they should use it. These publications are also used with payers to obtain coverage for a molecular diagnostic test, helping to assure there is appropriate reimbursement. We will need to conduct additional studies for our molecular diagnostic tests and other diagnostic tests we plan to introduce, to increase the market adoption and obtain coverage and adequate reimbursement. Should we not be able to perform these studies, should the costs or length of time required for these studies exceed their value, or should their results not provide clinically meaningful data and value for oncologists and other physicians, adoption of our molecular diagnostic tests could be impaired, and we may not be able to obtain coverage and adequate reimbursement for them.

In the future, we may rely on third parties to process and transmit claims to payers for our clinical services, and any delay in processing or transmitting could have an adverse effect on our revenue and financial condition.

As part of our future commercialization efforts, we may hire third parties to provide overall processing of claims and to transmit actual claims to payers based on specific payer billing formats. If claims for our clinical services are not submitted to payers on a timely basis, or if we are again required to switch to a different third-party processor to handle claim submissions, we may experience delays in our ability to process claims and receive payment from payers, which could have a material adverse effect on our business, financial condition and results of operations.

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We recognize that there are inherent risks associated with third-party relationships, which may adversely affect our business.

We expect to continue to depend on third-party service providers for the foreseeable future, but we recognize that there are inherent risks associated with these third-party relationships. For example, our reputation may be harmed by allegations of wrong-doings or violations of regulations by the third-party service providers. The security of our confidential and sensitive business information may be breached if the third-party service providers do not exercise high standard of care to guard and protect the information that comes to their possession because of the relationships with us. We do not have control over the amount of time and effort and level of care our third-party service providers will devote to performing their responsibilities under our agreements with them.

If we are unable to use or maintain our trademarks and trade names or build brand recognition in our markets of interest, our business may be adversely affected.

Our company’s US Federal trademarks for the marks CogniMIR® and DiamiR® have been registered by the USPTO. If we do not maintain any registrations granted by the USPTO, we may encounter difficulty in continuing to use or enforce such trademarks. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic/descriptive or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement/dilution, we may be required to file trademark claims against third parties or initiate trademark opposition/cancellation proceedings. This can be expensive and time-consuming. In addition, a third party could file trademark claims against the Company leading a court to decide that one or more of the Company’s trademarks is not valid or unenforceable and enjoin us from further use of the same. If we are unable to use or maintain our company marks for purposes of building brand name recognition by potential partners or customers or we are unable to establish brand recognition based on those trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

We may be unable to develop new products and services or acquire products and services on favorable terms.

The molecular diagnostics industry is characterized by ongoing technological developments and changing customer requirements. As such, our results of operations and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products and services or new products and services that incorporate technological advances, meet customer requirements, and respond to products developed by our competition. We cannot provide any assurance that we will be successful in developing or acquiring such rights to products and services on a timely basis, or that such products and services will adequately address the changing needs of the marketplace, either of which could adversely affect our results of operations.

In addition, we must regularly allocate considerable resources to research and development of new products, services and technologies. The research and development process generally takes a significant amount of time from design stage to product launch. This process is conducted in various stages. During each stage, there is a risk that we will not achieve our goals on a timely basis, or at all, and we may have to abandon a product in which we have invested substantial resources.

If our laboratory becomes inoperable for any reason, we will be unable to perform our testing and our business will be harmed.

The laboratory and equipment we use to perform our tests and services would be costly to replace and could require substantial lead time to replace and qualify for use if they became inoperable. Our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, power outages, and health epidemics or pandemics, including the outbreak of Coronavirus (COVID-19), which may render it difficult or impossible for us to perform our testing or services for some period of time, or to receive and store samples. The inability to perform our tests or services for even a short period of time, including due to disruption in staffing, supplies, distribution, or transport or temporary closures related to an outbreak of disease such as COVID-19, may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

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If our landlord does not renew our lease, our clinical and testing operations will be halted until we locate and set up a new laboratory.

We are currently have a one year lease, with an option to extend by an additional year, for our laboratory space. We cannot guarantee that in the future, our landlord will extend our lease. We cannot be confident that we will find appropriately sized space in and around New Haven, CT, nor can we be confident that any new Lab space will be cost effective. There is an inherit risk of losing key employees if we are forced to move our Laboratory operation into a new space.

If our information technology or communications systems fail or we experience a significant interruption in their operation, our reputation, business and results of operations could be materially and adversely affected.

The efficient operation of our business is dependent on our information technology and communications systems. The failure of these systems to operate as anticipated could disrupt our business and result in decreased revenue and increased overhead costs. In addition, we do not have complete redundancy for all of our systems and our disaster recovery planning cannot account for all eventualities. Our information technology and communications systems, including the information technology systems and services that are maintained by third party vendors, are vulnerable to damage or interruption from natural disasters, fire, terrorist attacks, epidemics, pandemics including COVID-19, malicious attacks by computer viruses or hackers, power loss, failure of computer systems, Internet, telecommunications or data networks. Additionally, our future clinical services will be largely dependent on our internally developed Laboratory Information Management System or LIMS, which is our automated basis of managing operations and storing data and customer information. This LIMS was developed to meet our CLIA/CAP regulatory requirements and was reviewed as part of our most recent CLIA inspection in 2023, which we passed. Currently the LIM System is fully operational. If these systems or services become unavailable or suffer a security breach, or are uneconomical or impossible to update and modify, we may expend significant resources to address these problems, and our reputation, business and results of operations could be materially and adversely affected.

Risks Related to Regulation

We may now or in the future be subject to laws and regulations relating to laboratory testing, which could materially adversely impact our ability to offer our products or services.

The clinical laboratory testing sector is highly regulated in the United States. Our Laboratory is subject to and operated under CLIA regulation (CLIA ID number (07D1091103); we also have active accreditation from The College of American Pathologists (CAP Number 7215351) for the Laboratory. CLIA is a federal law (administered by the Centers for Medicare & Medicaid Services, or CMS) that, in partnership with the states, regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease or impairment of, or assessment of the health of, human beings. CLIA regulations require clinical laboratories to obtain a certificate commensurate with the type of testing being performed and mandate specific standards in areas including personnel qualifications, administration, participation in proficiency testing, patient test management and quality assurance. CLIA certificates must be renewed every two years, and renewal requires undergoing survey and inspection. CLIA and/or state inspectors may conduct random inspections or conduct inspections as a result of a complaint or reported incident.

miRNA profiling of biospecimens will be performed at our Laboratory. The failure of us to maintain our CLIA certification or accreditation appropriate to the type of testing we perform, or to comply with CLIA regulations or applicable state licensure requirements could result in adverse regulatory action that, if not timely corrected, could result in us being unable to continue offering our testing services, which could adversely affect our business. Similarly, if we do not hold state permits or licenses in those states that require them, it may limit our ability to offer our products and services on a national basis.

Maintaining adequate sales of our product, if any of our product candidates are approved, may depend on the availability of adequate reimbursement to our customers from third-party payers, including government programs such as Medicare and Medicaid, private insurance plans, and managed care programs.

Maintaining and growing sales of our approved products depends in part on the availability of adequate coverage and reimbursement of our products by third-party payers, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals, clinical laboratories and other healthcare provider customers that may purchase our products generally bill various third-party payers to reimburse all or a portion of the costs and fees associated with diagnostic tests, including the cost of the purchase of our products. Our customers’ access to adequate reimbursement by government and private insurance plans is central to the acceptance of our products. We may be unable to monetize our commercial products on a profitable basis if third-party payers refuse to cover our products or pay us low levels of reimbursement, or if our costs of production increases faster than increases in reimbursement levels.

Additionally, third-party payers are increasingly reducing reimbursement for medical products and services. In addition, the U.S. government, state legislatures, and foreign governments have and may continue to implement cost-containment measures and more restrictive policies, including price controls and restrictions on reimbursement. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products. Further, the Budget Control Act of 2011 (the “Budget Control Act”) established a process to reduce federal budget deficits through an automatic “sequestration” process if deficit reductions targets are not otherwise reached. Under the terms of the Budget Control Act, sequestration imposes cuts to a wide range of federal programs, including Medicare, which is subject to a two percent cut. The Bipartisan Budget Act of 2013 extended the two percent sequestration cut for Medicare through fiscal year 2023, and a bill signed by President Obama on February 15, 2014 further extended this cut for an additional year, through fiscal year 2024. The Coronavirus Aid, Relief, and Economic Security (CARES) Act, signed into law in March 2020, included critical relief from sequestration cuts as it applies to Medicare payments, exempting Medicare from the effects of sequestration from May 1, 2020, through March 31, 2022. Cuts of 1% were imposed from April 1 through June 30, 2022. As of July 1, 2022, cuts of two percent were reimposed and are set to remain in effect until 2031 unless additional Congressional action is taken. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year.

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While we cannot predict whether third-party reimbursement to our customers will be adequate, cost-containment measures and similar efforts by third-party payers, including government programs such as Medicare and Medicaid, could substantially impact the sales of our products and potentially limit our net revenue and results.

If any of our product candidates are approved, we may be adversely affected by healthcare policy changes, including additional healthcare reform and changes in managed healthcare.

Healthcare reform and the growth of managed care organizations have been considerable forces in the medical diagnostics industry and in recent political discussions. These forces have placed, and are expected to continue to place, constraints on the levels of overall pricing for healthcare products and services as well as the coverage available by public and private insurance and thus, could have a material adverse effect on the future profit margins of our products or the amounts that we are able to receive from third parties for the licensing of our products. Changes in the United States healthcare market could also force us to alter our approach to selling, marketing, distributing and servicing our products and customer base. In and outside the United States, changes to government reimbursement policies could reduce the funding that healthcare service providers have available for diagnostic product expenditures, which could have a material adverse impact on the use of the products we are developing and our future sales, license and royalty fees and profit margin.

For example, the ACA requires CMS to reduce payments to hospitals reimbursed under Medicare’s Inpatient Prospective Payment System (“IPPS”) that have higher than expected readmissions. This and other applicable requirements set forth under the ACA and its current and future implementing regulations may significantly increase our costs, and/or reduce our customer’s ability to obtain adequate reimbursement for tests performed with our products, which could adversely affect our business and financial condition. In addition to direct impacts from reimbursement cuts, revenue from our products could be negatively impacted if reimbursement cuts reduce microbiology budgets. While the ACA is intended to expand health insurance coverage to uninsured persons in the United States, other elements of the legislation, such as Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, and pilot programs to evaluate alternative payment methodologies, make it difficult to determine the overall impact on sales of our products. In addition to uncertainty regarding the impact of the implementation of the ACA, there have been a number of attempts to challenge the legality of the ACA. Most significantly, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the law.

In recent years, other legislative, regulatory, and political changes aimed at regulating healthcare delivery in general and clinical laboratory tests in particular have been proposed and adopted in the United States. Reimbursement for the laboratory industry is under significant pressure. In January 2015, HHS announced a plan to shift the Medicare program and the healthcare system at large, toward paying providers based on quality, rather than the quantity of care provided to patients. In 2017, Medicare’s clinical laboratory reimbursement system became tied to private market rates with the start of the effective period for the Protecting Access to Medicare Act of 2014 (“PAMA”), changing the payment environment for clinical laboratory tests. The measures implemented by PAMA and ACA regulations can result in reduced prices, added costs, and decreased test utilization for our customers, although the full impact on our business of the ACA, changes to the IPPS, PAMA, and other applicable laws, regulations, and policies is uncertain.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect of any future legislation or regulation will have on our industry generally, our ability to successfully commercialize our products, and our overall business operations. Continued changes in healthcare policy could substantially impact the volume and revenue of our tests, increase costs and divert management’s attention from our business. For example, any expansion in the government’s regulation of the United States healthcare system could result in decreased profits to us, lower reimbursements to our customers for laboratory testing or reduced medical procedure volumes.

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The regulatory processes applicable to our products and operations are expensive, time-consuming, and uncertain and may prevent us from obtaining required authorizations for the commercialization of our products.

Within the laboratory, most tests can be divided into two categories: in vitro diagnostics (IVDs) and laboratory developed tests (LDTs). IVDs are commercially manufactured assays and make up the majority of clinical laboratory tests, such as those in a comprehensive metabolic panel (CMP) and a complete blood count (CBC). LDTs, on the other hand, are developed by individual laboratories and overseen by highly trained and qualified laboratory directors. In 1979, Congress passed the Medical Device Amendments to the Federal Food, Drug, and Cosmetic Act (FD&C Act). These amendments gave FDA explicit authority to regulate medical devices. These included tests developed by manufacturers sold for commercial purposes to laboratories around the country. However, the amendments did not specifically include tests developed by laboratories for their own use. Then, in 1988, Congress passed the Clinical Laboratory Improvement Amendments (CLIA). These gave clinical laboratories the ability to develop and perform their own tests to fill gaps in available testing and provided the framework for LDT regulation. Today, all laboratories must have appropriate CLIA accreditation, overseen by the Centers for Medicare and Medicaid Services (CMS), to perform LDTs. The regulatory agency oversees around 320,000 entities.

Historically, the FDA has exercised enforcement discretion for LDTs, allowing labs to offer tests with little input from the agency. On May 6, 2024, FDA released its long-awaited update to its LDT policy in the Federal Register. Under these new guidelines, the FDA will phase out enforcement discretion in 5 stages over 4 years allowing labs to adjust to these new requirements in a timely and orderly manner. While grandfathering marketed LDTs and creating a few other exceptions, the FDA will require all new LDTs to be launched according to its new guidelines.

Risks associated with the new landscape of LDTs include but are not limited to:

●	Our inability to implement quality standards included in the new guidelines
●	Our inability to implement all FDA requirements for LDTs
●	Backlog at the FDA for review of submission
●	Additional regulations being adopted by the FDA
●	Increased timeline to product launch, delaying revenue for the company
●	Increased regulatory oversight resulting in delays for product launch
●	Increased costs of product development and regulatory compliance
○	Increase costs may arise from:
▪	More expansive validation study design
▪	Hiring additional regulatory compliance talent
▪	Hiring additional statistical experts
▪	Other unanticipated costs

Sales of our diagnostic product candidates outside the United States are subject to foreign regulatory requirements governing clinical studies, vigilance reporting, marketing approval, manufacturing, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. As a result, the time required to obtain approvals outside the United States may differ from that required to meet FDA premarket review requirements under new LDT guidelines from the FDA, and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Marketing authorization from the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure clearance or approval by regulatory authorities in other countries or by the FDA. Foreign regulatory authorities could require additional testing. Failure to comply with foreign regulatory requirements, or to obtain required clearances or approvals, could impair our ability to commercialize our diagnostic product candidates outside of the United States.

Global health crises may divert regulatory resources and attention away from approval processes for our products. This could materially lengthen the regulatory approval process of new products, which would delay expected commercialization of such new products.

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Until we secure FDA premarket review for CogniMIR® we may not be able to launch it as an LDT.

Under the FDAs new guidelines, in order to market our CogniMIR® as an LDT, we must meet premarket review requirements, the details of which are listed on page 62 of this document. We intend to launch a pivotal trial later this year in an effort to attain such classification; however, there can be no assurance that the trial will have favorable results or that it will generate the results necessary to obtain such classification. Until such time as we meet FDA pre-market review requirements, which we may never meet, we will not initiate the sale of CogniMIR® as an LDT.

Delay by or failure of the FDA to grant our request for premarket review, or failure on our part to comply with applicable requirements, would adversely affect our business, results of operations, and financial condition.

As an LDT, CogniMIR® would be subject to enforcement discretion by the FDA. On May 6, 2024, however, the FDA published a final rule on LDTs, in which FDA outlines its plans to end enforcement discretion for many LDTs in five stages over a four-year period. In Phase 1 (effective May 6, 2025), clinical laboratories running LDTs will be required to comply with medical device (adverse event) reporting and correction/removal reporting requirements, as well as requirements for maintenance of complaint files under the FDA’s quality systems regulation (QSR). In Phase 2 (effective May 6, 2026), clinical laboratories will be required to comply with all other device requirements (e.g., registration/listing, labeling, investigational use), except for the remaining QSR requirements and premarket review. In Phase 3 (effective May 6, 2027), clinical laboratories will be required to comply with all remaining QSR requirements. In Phase 4 (effective ~November 6, 2027), clinical laboratories will be required to comply with premarket review requirements for high-risk tests. Finally, in Phase 5 (effective May 6, 2028), clinical laboratories will be required to comply with premarket review requirements for moderate- and low-risk tests (i.e., tests subject to the de_novo or 510(k) requirement).

Under the final rule, several types of tests will be eligible for some degree of continued enforcement discretion, including LDTs approved by NYSDOH. FDA notes, however, that it retains discretion to pursue enforcement action for violations of the FDCA at any time and intends to do so when appropriate. FDA further explains that it may update any of the enforcement discretion policies set forth in the final rule as circumstances warrant or if the circumstances that inform those policies change, consistent with FDA’s good guidance practices. Based on our current analysis of the FDA final rule, and assuming the final rule goes into effect without modification, we believe that CogniMIR® will be subject to the requirements of Phases 1 through 5.

To adjust to the new regulatory requirements, we will have to hire outside experts to help us meet the phase-in milestones. The costs associated with hiring experts will increase our operating costs, and depending on the expert’s availability may impact our timelines for product launches as well.

Congress is also working on legislative language that would clarify FDA’s authority with respect to LDTs – and if enacted, would potentially supersede the final rule. In this regard, the “Verifying Accurate Leading-edge IVCT Development Act,” or VALID Act, was most recently introduced in March 2023. The bill proposes a risk-based approach that would subject many LDTs to FDA regulation by creating a new in vitro clinical test, or IVCT, category of regulated products. As proposed, the bill would grandfather many existing LDTs from the proposed premarket approval, quality systems, and labeling requirements, respectively, but would require such tests to comply with other regulatory requirements (e.g., registration/listing, adverse event reporting). To market a high-risk IVCT, reasonable assurance of analytical and clinical validity for the intended use would be needed to be established. Under VALID, a precertification process would be established that would allow a laboratory to establish that the facilities, methods, and controls used in the development of its IVCTs meet quality system requirements. If pre-certified, low-risk IVCTs developed by the laboratory and falling within the scope of FDA’s precertification order would not be subject to test-specific pre-market review. The new regulatory framework would include quality control and post-market reporting requirements. The FDA would have the authority to withdraw approvals for IVCTs for various reasons, including (for example) if there were a reasonable likelihood that the test would cause death or serious adverse health consequences. However, we cannot predict if this (or any other bill) will be enacted in its current (or any other) form and cannot quantify the effect of such proposals on our business.

To the extent that FDA ultimately regulates certain LDTs, whether via final rule, final guidance, or as instructed by Congress, our LDTs may be subject to certain additional regulatory requirements. Complying with the FDA’s requirements may be expensive, time-consuming, and subject us to significant or unanticipated delays. Insofar as we may be required to obtain premarket clearance or approval to perform an LDT, we cannot assure you that we will be able to obtain such authorization. Even if we obtain regulatory clearance or approval where required, such authorization may not be for the intended uses that we believe are commercially attractive or are critical to the commercial success of our tests. As a result, the application of the FDA’s requirements to our tests could materially and adversely affect our business, financial condition, and results of operations.

Failure to comply with applicable FDA regulatory requirements may trigger a range of enforcement actions by the FDA including warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations, and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

Failure to meet these requirements will disqualify or delay us from launching products as LDTs, which in turn will delay our ability to generate revenue and therefore regulatory risks can have material impact on our operations, valuation and profitability.

New FDA regulations may impact product launches by increasing development costs, lengthening validation timelines and enhancing regulatory risk of new test development. There is also a risk of backlog at the FDA for reviewing and approving test applications.

New regulations could materially and adversely affect our business, financial condition, and results of operations. If FDA premarket review, classification, or approval is required for our products before launch, our phased strategy for market entry would be adversely affected. Our business, results of operations, and financial condition would be negatively affected unless and until we meet premarket review requirements and such premarket review is completed by the FDA. There is a chance that these new FDA regulations will result in a backlog of approvals at the Agency, which may delay the launch of our products and impact our revenue negatively.

Although we do intend to conduct clinical trials in order to meet FDA’s premarket review requirements, there can be no assurance that the trial will have favorable results or that it will generate the results necessary to meet such premarket review requirements. Since the regulations are so new, there is little guidance as to how to comply with them and we will be at the mercy of our current experts to interpret same. If a regulator or enforcement authority interprets the new regulations differently than we have, we could be exposed to different or additional regulatory risks. The impact of these new FDA guidelines on reimbursement of LDTs, if any, is unknown at this time and there is uncertainty around how the FDA will carry out their reviews under the new laws, which may lead to uncertainty or delay in the purchasing decisions of payors, which may in turn negatively impact our product sales. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected. As we get more clarity of this issue, we will address the needs of payors going forward. While there is a lot unknown about how the new guidelines will be carried out and whether any changes will be made to them, we continue our business under current guidelines and are working to meet the new guidelines as best as possible. See, Risk Factor “Delay by or failure of the FDA to grant our request for premarket review, or failure on our part to comply with applicable requirements, would adversely affect our business, results of operations, and financial condition” and “Business – Regulations – FDA” starting on page 63.

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We intend to market some of our tests as LDTs, and future changes in FDA enforcement discretion for LDTs could subject our operations to much more significant regulatory requirements.

The FDA has historically operated under a policy of enforcement discretion with respect to LDTs whereby the FDA did not actively enforce its regulatory requirements for such tests. As stated above, the FDA published final regulations in May that will take effect on July 5, 2024 and will phase-out enforcement discretion over a period of four years and require compliance with device registration and listing requirements, medical device reporting requirements, 510(k) clearance, de_novo authorization or Premarket Approval and the requirements of the FDA’s Quality System Regulation. If we fail to phase-in our compliance with these regulations we may not be able to sell our tests or launch any other tests we may develop and to conduct additional clinical trials or take other actions prior to continuing to market our tests. This could significantly increase the costs and expenses of conducting, or otherwise harm, our business, financial condition and results of operations. Even if such tests are authorized for marketing by the FDA, the agency could limit the test’s indications for use, which may significantly limit the market for that product and may adversely affect our business and financial condition.

We and our suppliers, contract manufacturers and customers are subject to various governmental laws and regulations, and we may incur significant expenses to comply with, and experience delays in our product commercialization as a result of, these laws and regulations.

Our operations are affected by various state, federal, and international healthcare, environmental, anti-corruption, fraud and abuse (including anti-kickback and false claims laws), privacy, and employment laws as well as international political sanctions. Violations of these laws and sanctions can result in criminal or civil penalties, including substantial fines and, in some cases, exclusion from participation in federal health care programs such as Medicare and Medicaid. In some cases, the violation of such laws could potentially lead to individual liability and imprisonment.

We are also subject to regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Following the introduction of a product, these and other government agencies will periodically review our manufacturing processes, product performance and compliance with applicable requirements.

We are also subject to various U.S. healthcare related laws regulating sales, contracting, marketing, and other business arrangements and the use and disclosure of individually identifiable health information. These include but are not limited to:

●	The federal Anti-Kickback Statute, a criminal law, which prohibits persons and entities from knowingly and willfully offering, paying, providing, soliciting, or receiving any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce or reward the referral of an individual, or the purchasing, leasing, ordering, recommending, furnishing or arranging for a good or service, for which payment may be made under a federal health care program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute can result in significant civil monetary penalties and criminal fines, as well as imprisonment and exclusion from participation in federal healthcare programs.
●	The federal False Claims Act, which imposes significant civil penalties, treble damages and potential exclusion from participation in federal healthcare programs against any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Further, a violation of the federal Anti-Kickback Statute can serve as a basis for liability under the federal civil False Claims Act. The qui tam provisions of the False Claims Act allow private individuals to bring actions on behalf of the federal government and to share in any monetary recovery. There is also the federal Criminal False Claims Act, which is similar to the federal Civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.
●	The federal Stark law, which prohibits physicians from referring patients to receive “designated health services” payable by Medicare or Medicaid from entities with which the physician or an immediate family member has a financial relationship, unless an exception applies. Financial relationships include both ownership/investment interests and compensation arrangements. Violation of the federal Stark law can result in significant civil monetary penalties and exclusion from participation in the federal healthcare programs.
●	The Eliminating Kickbacks in Recovery Act, which makes it a federal crime to knowingly and willfully solicit or receive any remuneration (including kickbacks, bribes, or rebates) in return for referring a patient to a recovery home, clinical treatment facility, or laboratory where the services are covered by a “health care benefit program,” which includes private payers, or pay or offer any remuneration to induce such a referral or in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. Violations of the law may result in penalties per occurrence and imprisonment.
●	Federal criminal statutes created by HIPAA impose criminal liability for, among other things, knowingly and willfully (i) executing (or attempting to execute) a scheme to defraud any health care benefit program, including private payers, or (ii) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for items or services under a health care benefit program.
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which also restricts the use and disclosure of protected health information, mandates the adoption of standards relating to the privacy and security of protected health information, and requires us to report certain security breaches to health care provider customers with respect to such information where we are acting as a HIPAA business associate to that customer.
●	The federal Physician Payment Sunshine Act, which requires applicable manufacturers of certain medical devices that may be reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program, among others, to annually track and report payments or other transfers of value provided to U.S. licensed physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives, and U.S. teaching hospitals, as well as certain ownership and investment interest held in the manufacturer by physicians and their immediate family members.

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Similar requirements have been adopted by many states and foreign countries. Violations of any of these laws can lead to additional legal risk such as risk of plaintiff class actions, state Attorney General actions, and investigations by the Federal Trade Commission, among others.

Failure to comply with applicable requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our contract manufacturers to take satisfactory corrective action in response to an adverse inspection, can result in, among other things:

●	administrative or judicially imposed sanctions;
●	injunctions or the imposition of civil penalties;
●	recall or seizure of our products;
●	corrective field actions for our products;
●	submission of reports to FDA or other regulatory authorities;
●	total or partial suspension of production or distribution;
●	withdrawal or suspension of marketing clearances or approvals;
●	clinical holds for investigations;
●	untitled letters or warning letters;
●	refusal to permit the import or export of our products;
●	criminal prosecution; and
●	exclusion or debarment from participation in federal health care programs such as Medicare and Medicaid.

Any of these actions, in combination or alone, could prevent us from marketing, distributing and selling our products.

In addition, we have developed and configured our business, and we intend to market our products, to meet customer needs created by these various laws and regulations. We will have to account for new FDA regulations published on May 6, 2024 regarding new requirements for LDT products. Any significant change in these regulations could reduce demand for our products. New legislation could also be enacted, and/or governmental agencies may also impose new requirements under existing laws, regarding registration, labeling or prohibited materials that may require us to modify or re-register, or seek new approvals or clearances for, products already on the market, may otherwise adversely impact our ability to market our products, or may otherwise reduce demand for our products. If materials used in our products become unavailable because of new governmental regulations, substitute materials may be less effective and may require significant cost to incorporate in our product.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall if a test was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our shares of common stock to decline, expose us to product liability or other claims (including contractual claims from parties to whom we sold products) and harm our reputation with customers.

The use of our diagnostic products by our customers is also affected by the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and related federal and state regulations that provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance, quality control and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some laboratories, hospitals, providers or other customers with laboratories from using some or all of our diagnostic products.

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The impact of new FDA requirements on reimbursement of Clinical Lab tests is unknown at this time.

We cannot determine what effect these new regulations may have on our business. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of LDT products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing, approval, that we may have obtained and we may not achieve or sustain profitability.

Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products or limit our ability to sell to clinicians. It is impossible to predict whether additional legislative changes will be enacted or if regulations, guidance or interpretations will change and what the impact of such changes, if any, may be. In addition, payors may change their coverage requirements based on new regulatory guidelines, which may delay coverage and payment which in turn can hurt the Company’s revenue and profitability.

Unfortunately, the new regulations have yet to be interpreted or used in practice and therefore the impact is unknown. Any guidance or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:

●	Additional clinical trials to be conducted prior to obtaining approval;
●	Changes to manufacturing methods;
●	Recalls, replacements or discontinuance of one or more of our products, if approved; and
●	Additional recordkeeping.

Such changes would likely require substantial time and impose significant costs, or could reduce the potential commercial value of our tests or other product candidates, and could materially harm our business and our financial results. Because the guidelines are only a month old, there are many uncertainties regarding the development, market acceptance, third-party reimbursement coverage and commercial potential of our product candidates.

If we fail to comply with federal, state and foreign laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

We are subject to CLIA regulations, a federal law that regulates commercial clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of any disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations mandate specific personnel qualifications, facilities layout, quality systems, inspections and proficiency testing. CLIA certification is also required in order for us to be eligible to bill federal and state healthcare programs (Medicare and Medicaid), as well as many private third-party payers, for our molecular diagnostic tests. To renew these certifications, we are subject to bi-annual inspections. Moreover, CLIA inspectors may make random inspections of our clinical laboratory. We are also required to maintain a CT State licenses to conduct testing in our New Haven, Connecticut laboratory. In addition, our laboratory is required to be licensed by certain states, including Pennsylvania, California, Maryland, New York and Rhode Island. New York law requires us to obtain test-specific approval before offering our tests as LDT. California, Maryland, New York and Rhode Island laws also mandate proficiency testing for laboratories licensed under the laws of each respective State regardless of whether such laboratories are located in California, Maryland, New York or Rhode Island. If we were unable to obtain or maintain our CLIA certificate for our laboratory, whether as a result of revocation, suspension or limitation, we would no longer be able to perform our current clinical services on samples from those States, which could have a material adverse effect on our business, financial condition and results of operations. If we were to lose our licenses issued by States where we are required to hold licenses, if such licenses expired or were not renewed, or if we failed to obtain and maintain a State license that we are required to hold, we may be subject to significant fines, penalties and liability, and may be forced to cease testing (if Connecticut) or cease testing specimens from those States (if California, New York, Maryland, or Rhode Island), which could have a material adverse effect on our business, financial condition and results of operations. New molecular diagnostic tests we may develop may be subject to new requirements by governmental bodies, including state governments, and we may not be able to offer our new molecular diagnostic tests in such jurisdictions until such requirements are met.

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Risks Related to Intellectual Property and Product Liability

We may be unable to protect or obtain proprietary rights.

In developing, manufacturing and using our products, we employ a variety of proprietary and patented technologies. We cannot provide any assurance that the patent and pending patent applications that we currently own provide (or will provide when issued) protection from competitive threats or from patent challenges. In addition, we cannot provide any assurances that we will be successful in obtaining and maintaining our patents or in obtaining licenses to proprietary or patented technologies of others in the future.

Furthermore, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. There can be no assurance that others will not offer technologies, functions, features, or concepts that are substantially similar to ours and compete with our business, or copy or otherwise obtain, disclose and/or use our brand, platform features, design elements, our algorithms and capabilities or other information that we consider proprietary without authorization. We may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, copyrights or domain names that are similar to, infringe upon or diminish the value of our trademarks, copyrights, and our other proprietary rights. Third parties may obtain or misappropriate certain of our data through website scraping, robots, or other means to launch copycat sites, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data. While we routinely employ technological and legal measures in an attempt to divert, halt, or mitigate such operations, we may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.

If the protection of our proprietary rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and our competitors may be able to more effectively mimic our technologies, offerings, or features or methods of operations. Even if we do detect violations or misappropriations and decide to enforce our rights, litigation that may be necessary to enforce our rights may not be pursued by us, as it may be time-consuming and expensive, and divert our management’s attention. Additionally, a court of a competent jurisdiction may determine that certain of our intellectual property rights are unenforceable. If we fail to protect our intellectual property and data in a cost-effective and meaningful manner, our competitive standing could be harmed and our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

Intellectual Property infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

Litigation over intellectual property is prevalent in the molecular diagnostics industry. As the market for molecular diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. While we may attempt to obtain licenses to such patents, we may be unable to do so on favorable terms, or at all. Additionally, if our products are found to infringe third-party patents, we may be required to pay damages and/or lose the ability to sell certain products, causing our revenues to decrease or causing damage to our reputation in the industry also leading to a material adverse effect on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease sales of our products.

The testing, manufacturing, and marketing of medical diagnostic products involves an inherent risk of product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease sales of our products. In addition, a defect in the design or manufacture of our products could have a material adverse effect on our reputation in the industry and subject us to claims of liability for injury and otherwise. Any substantial loss resulting from such a claim could have a material adverse effect on our profitability and the damage to our reputation in the industry could have a material adverse effect on our business.

Risks Related to Ownership of Our Common Stock

Market Price of Common Stock

Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by our financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of our securities include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company’s securities; and the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect the long-term value of the Company.

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There is no market for the securities offered hereby.

There is currently no market for our common stock. Furthermore, an active trading market for our common stock may never develop or, if developed, it may not be maintained. Shareholders may be unable to sell their securities unless a market can be established or maintained. The shares offered hereby are subject to certain resale restrictions and investors may not be able to liquidate their investment or use their shares as collateral for a loan.

The Offering price and other terms of this Offering have been arbitrarily determined and may not be indicative of future market prices.

The Offering price was not established in a competitive market but will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. The Offering price bears no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the Common Stock. The trading price of the Common Stock that will prevail in the market in the future may be higher or lower than the price per share the investors pay in the Offering.

The public market may not agree with the determination of the Offering price, in which case investors may not be able to sell their shares at or above the Offering price, thereby resulting in losses on sale. The market price of the Common Stock will fluctuate significantly in response to a variety of factors, some of which are beyond the Company’s control, such as changes in earnings estimates or recommendations by securities analysts, industry developments and general market conditions and other factors, including factors unrelated to the Company’s own operating performance or the condition or prospects of the industry in which it operates.

Further, the stock market in general, and securities of small-cap companies in particular, have experienced extreme price and volume fluctuations since 2008. Continued market fluctuations could result in volatility in the price of the Common Stock and a decline in the value of the Common Stock. Additionally, price volatility might be more severe if the trading volume of the Common Stock is low.

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. We currently intend to use the net proceeds from this offering for working capital, support development and launch of our first test, CogniMIR®, and other LDTs under FDA and CLIA guidelines, expand our marketing and sales resources and expand DiamiR’s CLIA lab capabilities. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that do not necessarily improve our operating results or enhance the value of our common stock. The failure of our management to apply these proceeds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

When this registration statement becomes effective, there will be a significant number of shares of Common Stock eligible for sale, which could depress the market price of such stock.

Once this registration statement is effective, a large number of shares of Common Stock will become available for sale in the public market, which could harm the market price of the stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.

Future sales of our securities may affect the market price of the Common Stock and result in material dilution.

We will finance our immediate cash needs (and expect to finance our future cash needs until we become profitable, if ever) through equity offerings, debt financings or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding to fund our business. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted.

Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could materially adversely affect the market price of the Common Stock and may make it more difficult for you to sell your securities at a time and price which you deem appropriate.

The market price of our Common Stock could decline as a result of sales of substantial amounts of our Common Stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Common Stock. An aggregate of [ ] shares of Common Stock are outstanding before the consummation of this Offering. We are including [ ] Resale Shares in this prospectus, all of which, once sold by the Selling Shareholders pursuant to this prospectus upon and after its effectiveness (subject to certain lock-up agreements as described elsewhere in this prospectus), will be freely tradable. All of the shares of Common Stock sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares of Common Stock will be “restricted securities” as defined in Rule 144. These shares of Common Stock may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. (See “Shares Eligible for Future Sale”).

Additionally, as of the date hereof, Dr. Sheinerman owns a convertible note in the principal amount of $623,342. This note will be convertible, at Dr. Sheinerman’s option, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors, including upon the closing of this Offering. Upon conversion, all unpaid principal and accrued unpaid interest will be exchanged for the Company’s securities at the lowest per Share price for securities sold to third parties in the next equity financing. Not only would the issuance of shares upon conversion of the Note increase Dr. Sheinerman’s ownership, depending on the ultimate conversion price, it could adversely affect the market price of the Common Stock.

Resales of our shares of Common Stock in the public market during this Offering by the Selling Shareholders or investors in this Offering may cause the market price of our Common Stock to decline.

Sales of Resale Shares, as well as the issuance of shares of Common Stock in this Offering could result in resales of our Common Stock by our current shareholders concerned about the potential dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Common Stock.

Any market that develops in shares of our common stock will be subject to the penny stock regulations and restrictions, which could impair liquidity and make trading difficult.

SEC Rule 15g-9, as amended, establishes the definition of a “penny stock” as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. The market price of our Common Stock is currently less than $5.00 per share and therefore may be a “penny stock.” This classification severely and adversely affects the market liquidity for our common stock.

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For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. To approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about: (a) the risks of investing in penny stock in both public offerings and in secondary trading; (b) commissions payable to both the broker-dealer and the registered representative, (c) current quotations for the securities, and (d) the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling stockholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. Our shares, in all probability, will be subject to such penny stock rules for the foreseeable future and our shareholders will, in all likelihood, find it difficult to sell their securities.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock.

Patterns of fraud and abuse include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
●	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
●	Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

Due to all of the foregoing factors, it is possible that our operating results may be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be adversely affected.

We have established preferred stock which can be designated by our Board of Directors without shareholder approval.

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, but we do not currently have any shares of preferred stock issued or outstanding. The shares of our preferred stock may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by our Board of Directors prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Because the Board of Directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of our shareholders, our shareholders will have no control over what designations and preferences our preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith, could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Anti-takeover provisions in our Certificate of Incorporation and our Bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Certificate of Formation, Bylaws and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our shareholders to replace or remove our management. Our corporate governance documents include provisions:

●	requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our Board of Directors;

●	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

●	providing indemnification to, our directors and officers.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 7. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[  ] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[  ] if the underwriters do not exercise their over-allotment option, and $[  ] if the underwriters exercise their over-allotment option in full.

As of the date of this prospectus, we intend to use proceeds we receive from the offering for working capital, support development and launch of our first test, CogniMIR®, and other LDTs under CLIA guidelines, marketing, and sales, and establish or acquire DiamiR’s CLIA lab capabilities and other general corporate purposes. The estimated amounts intended for each purpose are set forth below.

We expect that the cost to validate each of our diagnostic candidates for neurodegenerative diseases will be approximately $1,000,000 - $2,500,000 per test candidate, which includes the expenses associated with sample collection and acquisition, reagents, data analysis, and personnel. Further, we intend to devote a portion of our net proceeds to the validation of our UST program.

We intend to use the net proceeds of this offering as follows:

●	approximately $1.5M, or 20% of the net proceeds from this offering for CogniMIR validation study;

●	approximately $1.5M, or 20% of the net proceeds from this offering for enhancing lab throughput and capabilities;

●	approximately $4.5M, or 60% of the net proceeds from this offering for scaling up and enhancing operations capabilities and working capital needs of the company;

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies, or additional businesses; however, we currently have no agreements or commitments with respect to any such transaction.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[ ] million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus.

The foregoing represents our current intentions based upon our present plans and business conditions to allocate and use the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

We may also receive additional funds from strategic partnerships and non-dilutive funding from grant awards from government agencies and disease foundations. We received non-dilutive funding in the past and have submitted applications for additional such funding.

We will not receive any of the proceeds from the sale of the shares of Common Stock being offered by the Selling Shareholders, although we may receive additional proceeds of up to approximately $[   ] if all of the PA Warrants are exercised for cash, of which there can be no guarantee. We will not receive any additional proceeds to the extent that the PA Warrants are exercised by cashless exercise. We expect to use the proceeds received from the exercise of those warrants, if any, for general working capital purposes. We cannot assure you, however, that any of those warrants will ever be exercised.

CAPITALIZATION

The following table sets forth our capitalization as of February 29, 2024:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of [ ] Shares stock by us in this offering at the assumed initial public offering price of $[ ] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance, and the estimated offering expenses payable by us. The following capitalization table assumes the over-allotment option has not been exercised.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	February 29, 2024
	Actual	As adjusted
Cash and cash equivalents	$141,379	$
Stockholders’ Equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 issued and outstanding, actual, [ ] issued and outstanding as adjusted	$4,441
Additional paid-in capital(1)	4,618,561
Retained earnings	(4,920,604)
Total Stockholders’ Equity	$(297,602)

(1)	Reflects the sale of the Shares in this offering at an assumed initial public offering price of $[ ] per Share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[ ].

A $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per Share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $[ ] million, assuming the number of the common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

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MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is not currently listed on any stock exchange.

Number of Holders

As of June 20, 2024, there are five record holders of our common stock and 0 record holders of our Preferred Stock.

Dividend Policy

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Securities Authorized for Issuance under Equity Compensation Plans

On October 1, 2014, our Board of Directors approved and adopted the 2014 Stock Option Plan (the “2014 Plan”). The following table discloses information as of the date of this prospectus, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated as follows:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	511,950	$4.66	191,046	(1)
Equity compensation plans not approved by security holders
Total	511,950	$4.66	191,046

(1)	The number of shares reserved for issuance under our 2014 Plan was initially 600,000; such amount will increase automatically on each January 1, starting with January 1, 2015, with an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Shares (on a fully-diluted basis) on the immediately preceding December 31 and (B) such lower number of Shares as may be determined by the Board. Therefore, as of June 20, 2024, we had a total of 702,996 shares available for issuance under the 2014 Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this filing. Some of the information contained in this discussion and analysis or set forth elsewhere in this filing, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this filing for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We did not conduct any operations during periods up through the date of the Share Exchange. However, we have included elsewhere in this prospectus the historical consolidated financial statements of the Company and DiamiR, LLC, which we own as a result of the Share Exchange.

Overview

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA expression signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

The Company was incorporated in Delaware on June 16, 2014 and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders.

We have incurred net losses in each year since our inception, including net losses of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and $455,673 for the nine months ended February 29,2024. At February 29, 2024, we had an accumulated deficit of $4,920,604, primarily due to operating expenses. We have devoted most of our financial resources to conducting our studies on analysis of circulating organ-enriched miRNA biomarkers and building our patent portfolio. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with the development of our LDTs, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. We expect to incur increased expenses as we conduct our clinical studies. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to develop and launch CogniMIR® and support operations as a public company. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

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To date, we have financed our operations through grant funding, including SBIR grants of approximately $9.0 million, an Alzheimer’s Drug Discovery Foundation (ADDF) Award of $492,000, the sale of our equity securities to our founders in the total aggregate amount of $350,000 and borrowings from our founders in the total aggregate amount of $625,000. In addition, while we have not earned revenue from our planned primary operations, we have received fees for performing specified clinical and other testing services from commercial entities from time to time. We have not, however, received such fees since March 2022. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize CogniMIR® or any other product candidates that we may seek to develop, either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Since inception, we have raised over $9.7 million in grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded the Company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR™, the Company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Recent Events

On June 19, 2024, the Company made an oral presentation at the 2024 Rett Syndrome Scientific Meeting titled “Circulating Organ-enriched microRNAs as Biomarkers of Rett Syndrome” (https://www.prnewswire.com/news-releases/diamir-announces-oral-presentation-on-recent-advances-of-its-microrna-biomarker-platform-at-2024-international-rett-syndrome-foundation-scientific-meeting-302170263.html?tc=eml_cleartime).

On June 19, 2024, the Company announced acceptance of its abstract titled “Classifier algorithms to characterize various stages of Alzheimer’s disease based on analysis of circulating brain-enriched and inflammation-associated microRNAs” for poster presentation at the 2024 International Alzheimer’s Association Conference (AAIC) on July 29, 2024 (https://www.prnewswire.com/news-releases/diamir-biosciences-announces-poster-presentation-at-2024-alzheimers-association-international-conference-aaic-302176323.html).

In March 2024, we amended the convertible note with one of our founders, such that the founder loaned us an additional $100,000.

On June 22, 2023, we entered into a Service Agreement with JADBio to utilize its Automated Machine Learning (AutoML) Platform and Services for development of predictive models based on our microRNA panels and other factors for risk assessment in Alzheimer’s disease and Rett syndrome.

In June 2023 the data related to analytical validation of our 24-microRNA panel for risk assessment of Alzheimer’s disease, CogniMIR®, was published in the journal Diagnostics; it was titled “Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment,” and an online version of the manuscript can be found at https://www.mdpi.com/2075-4418/13/13/2170. This is another step towards commercialization of our CogniMIR® test.

Financial Operations Overview

Revenue

Our company was formed in December 2009. In 2010, we began the process of developing CogniMIR®. To date, we have not generated any product revenue other than revenues from research testing services for third parties and other revenue generated for performing laboratory services we previously provided to Interpace Biosciences, Inc. (“Interpace”). Our ability to generate product revenue, which we do not expect to occur until at least late 2024, if ever, will depend heavily on our ability to comply with regulatory requirements for, and to commercialize successfully, CogniMIR® and other tests in development.

Total Operating Expense

Total operating costs and expenses consisted primarily of analyzing samples and clinical data associated with revenues from research testing services performed, patent costs and general and administrative costs.

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Results of Operations

Nine Months Ended February 29, 2024 and February 28, 2023

The following table sets forth certain information concerning our results of operations for the periods shown:

	For the Nine-Months Ended
	February 29, 2024	February 28, 2023	Change
Statement of Operations Data:

Grant revenue	$990,443	$797,478	$192,965

Research and development	873,746	1,038,436	(164,689)
Patent costs	23,819	25,047	(1,229)
General and administrative	432,495	730,855	(298,361)
Total operating costs and expenses	1,330,060	1,794,338	(464,278)
Loss from operations	(339,617)	(996,860)	657,243

Other expense
Interest expense	33,473	103,048	(69,574)
Total other expense	33,473	103,048	(69,574)

Net loss before income taxes	(373,090)	(1,099,908)	726,818
Income taxes	82,583	40,456	42,127
Net loss	$(455,673)	$(1,140,364)	$684,691

Revenue

Grant revenue was $990,443 for the nine months ended February 29, 2024 compared to $797,478 for the nine months ended February 28, 2023. The increase was due to increased reimbursable direct development expenses for our CogniMIR® product candidate.

As of February 29, 2024, the Company was eligible to receive up to $0.9 million of additional funding to support qualified research and development expenses through August 2024 under the grants, subject to availability of funds and satisfactory progress, as determined by the NIH. On May 10, 2024 the Company received a 12-months no cost extension of the grant period for the remaining funds. This extension allows the Company to draw the remaining funds of the grant through August 2025.

Research and Development Expenses

We expense the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, personnel costs and other external costs. Personnel costs include stock-based compensation expense and the majority of compensation paid to our CEO, representing his participation in research and development activities. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 730, Research and Development.

Research and Development expense was $873,746 for the nine months ended February 29, 2024 compared to $1,038,436 for the nine months ended February 28, 2023. The decrease reflects a decrease of $233,012 in stock based compensation expense partially offset by higher personnel costs and other direct expenses for our CogniMIR® product candidate. Decreased stock-based compensation primarily reflects greater vesting of options to our CEO in the nine months ended February 28, 2023. Certain other options and RSUs awarded to our CEO vest upon the achievement of specified financing and development milestones not currently considered probable, for which significant stock-based compensation expense may be recognized in future periods.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees for legal, consulting, auditing, and accounting services personnel costs. Personnel costs include stock-based compensation expense and a portion of compensation paid to our CEO. Other general and administrative expenses include all facility costs, conference fees and marketing fees.

General and Administrative expense was $432,495 for the nine months ended February 29, 2024 compared to $730,855 for the nine months ended February 28, 2023. Stock-based compensation expense decreased approximately $452,701, primarily as a result of estimated vesting of performance-based awards to the CFO in the prior-year period and to forfeitures by the CFO recognized during the current-year period. This decrease was partially offset by increased auditing and accounting services and other consulting fees.

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Interest Expense

Interest expense relates to interest accrued and amortized discounts on loans obtained from a founder and from ADDF. Interest expense was $33,473 for the nine months ended February 29, 2024 compared to $103,048 for the nine months ended February 28, 2023, The decrease reflects the conversion of the note payable to ADDF into shares of the Company’s common stock in March 2023 and a lower discount rate applied to founder loans.

Income Taxes

Income Tax expense reflects provision for uncertain tax positions related to research and development expenses and is subject to changes in periodic revenue and expense levels. The increase in income taxes for the nine months ended February 29, 2024 reflects the impact of available net operating losses in the prior year period.

Years Ended May 31, 2023 and 2022

The following table sets forth certain information concerning our results of operations for the periods shown:

	For the Years Ended May 31,
	2023	2022	Change
Statement of Operations Data:

Grant revenue	$1,128,002	$1,271,966	$(143,964)
Other revenue	0	168,900	(168,900)
Total revenue	1,128,002	1,440,866	(312,864)

Operating costs and expenses
Research and development	1,336,498	1,110,016	226,482
Patent costs	26,560	45,377	(18,817)
General and administrative	922,628	440,746	481,882
Total operating costs and expenses	2,285,686	1,596,139	689,547
Loss from operations	(1,157,684)	(155,273)	(1,002,411)
Other expense
Interest expense	114,175	165,957	(51,782)
Total other expense	114,175	165,957	(51,782)

Net loss before income taxes	(1,271,859)	(321,230)	(950,629)
Income taxes	46,572	-	46,572
Net loss	(1,318,431)	(321,230)	(997,201)

Revenue

We generated revenues of $1,128,002 and $1,440,866 from research grants and non-core, former testing services for third parties for the year ended May 31, 2023 and 2022, respectively. The decrease in grant revenue of $143,964 primarily reflects lower reimbursable direct costs for sample collection, handling and analytical testing. Other revenue earned in the year ended May 31, 2022 is related to testing services for Interpace during a limited transitional period following the acquisition of our laboratory, which represents the last and final payment received from Interpace.

Research and Development Expenses

We expense the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 730, Research and Development.

Research and Development expense was $1,336,498 and $1,110,016 for the years ended May 31, 2023 and 2022, respectively. Increased personnel costs in the year ended May 31, 2023, including increased stock-based compensation of approximately $308,000, was partially offset by lower sample-handling costs. Stock-based compensation related primarily to the hiring of our CEO.

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Patent Costs

Patent costs consist primarily of professional fees for legal services to prosecute patents and maintain patent rights.

Patent expense was of $26,560 and $45,377 for the years ended May 31, 2023 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees for legal, consulting, auditing, and tax services and stock-based compensation. Other general and administrative expenses include all facility costs, conference fees and marketing fees.

General and Administrative expense was $922,628 and $440,746 for the years ended May 31, 2023 and 2022, respectively. The increase reflects approximately $531,000 of stock compensation related to the hiring of our former CFO and increases in legal and accounting fees.

Interest Expense

Interest expense relates to interest accrued on working capital loans obtained from our founders.

Interest expense was of $114,175 and $165,957 for the years ended May 31, 2023 and 2022, respectively.

Income Taxes

Income Tax expense was $46,572 and $0 for the years ended May 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have generated minimal revenue. We have funded our operations to date through grant funding, ADDF award, sales of our equity securities to our founders and borrowings from our founders. As of February 29, 2024 we had $141,379 in cash and cash equivalents. As of May 31, 2023 and 2022 we had $180,468 and $287,813, respectively, in cash and cash equivalents.

SBIR Grants

Since DiamiR’s inception, we have raised over $9.7 million in grant funding from government agencies and disease foundations, including the following two grants. On October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, the Company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of February 29, 2024, the Company was eligible to receive up to $0.9 million of additional funding to support qualified research and development expenses through August 2024 under the grants, subject to availability of funds and satisfactory progress, as determined by the NIH. Net cash used in operating activities may increase significantly in future periods as a result of unfunded research and development expenses.

ADDF Award

In November 2019, the Company was awarded funding of up to $492,000 from Alzheimer’s Drug Discovery Foundation (“ADDF”) in the form of an investment by ADDF in a convertible promissory note (the “ADDF Note”) issued by the Company. Under the terms of this award, the Company was required to use the funding solely for specified research activities. The Company retained ownership of related research results and intellectual property.

The Company borrowed $246,000 under the Note upon closing in November 2019 and $246,000 in June 2020, following the issuance of required progress reports, with principal and interest due and payable on November 11, 2022. The Note provided for interest at 8% per annum, compounded monthly and was convertible, at the option of the holder upon maturity, upon a qualified equity or debt financing of at least $2,000,000, as defined, or at maturity provided the Company’s business plan meets certain conditions.

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Concurrent with the Note, the Company issued warrants to the grantor for 29,336 shares of the Company’s common stock at an exercise price of $5.87 per share. The warrants have a five-year life. The warrants had an estimated fair value at issuance of $125,289, which was recorded as additional paid-in capital and represented a discount on the Note. The discount was amortized on the interest method over the three-year term of the Note at an effective rate of 19%.

The note was subsequently converted in accordance with its terms, in May 2023 into 101,806 shares of common stock.

Founders Equity

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases. Subsequent to founder’s initial investment, one of its founders made a cash contribution of $100,000 for 14,265 shares of common stock.

Founders Notes

In 2014, the Company issued convertible notes to two of the Company’s founders under which the Company borrowed an aggregate total of $425,000, which matured in July 2019. In July 2019, the notes were amended and the due dates for principal and accrued interest were extended to December 31, 2022. In March 2023, we cancelled the prior notes and entered into new notes with these same founders under which the Company borrowed an aggregate total of $492,016 (the “2023 Notes”); the 2023 Notes mature in December 31, 2026. The 2023 Notes have a 4% interest rate per annum, compounded monthly. The 2023 Notes are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors, including upon the closing of this Offering. Upon conversion, all unpaid principal and accrued unpaid interest on the 2023 Notes will be exchanged for the Company’s securities at the lowest per Share price for securities sold to third parties in the next equity financing. On October 10, 2023, we amended and restated Kira Sheinerman’s note, pursuant to which she loaned the Company an additional $100,000 and in March 2024, Dr. Sheinerman loaned the Company an additional $100,000, increasing the value of her note to $623,242, including accrued interest. As of May 31, 2024, the total amount outstanding under both notes is $719,361, including accrued interest.

Cash Flows

Our net cash flow from operating, investing and financing activities for the periods below were as follows:

	For the Nine Months Ended
	February 29, 2024	February 28, 2023

Net cash (used in) provided by:
Operating activities	$(137,811)	$(104,219)
Investing activities	(1,278)	-
Financing activities	100,000	100,000

Net decrease in cash and cash equivalents	$(39,089)	$(4,219)

Operating Activities

Net cash used in operating activities for the nine months ended February 29, 2024 primarily resulted from grant related spending and an increase in general corporate spending to support fund raising and financial statement preparation and audit.

In the nine months ended February 29, 2024, we recognized $990,443 of grant revenue, offsetting research and development expenditures.

Financing Activities

Net cash provided by financing activities was $100,000 for the nine months ended February 29, 2024, representing proceeds from a founder loan. Net cash provided by financing activities for the nine months ended February 28, 2023 was from proceeds received from issuing common equity to our Chairperson/one of our founders.

	For the Years Ended May 31,
	2023	2022

Net cash (used in) provided by:
Operating activities	$(207,345)	$121,561
Investing activities	-	(1,048)
Financing activities	100,000	-

Net (decrease) increase in cash and cash equivalents	$(107,345)	$120,513

Operating Activities

Net cash used in operating activities was $207,345 for the year ended May 31, 2023. Net cash provided by operating activities was $121,561 for the year ended May 31, 2022.

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Net cash used by operating activities for the year ended May 31, 2023 primarily resulted from grant proceeds offset by grant related spending and an increase in general corporate spending to support fund raising and financial statement preparation and audit.

Net cash provided by operating activities for the year ended May 31, 2022 primarily resulted from grant proceeds offset by grant related spending and other revenue generated from laboratory services.

Financing Activities

Net cash provided by financing activities was $100,000 for the year ended May 31, 2023. There was no cash provided year ended May 31, 2022. Net cash provided by financing activities for year ended May 31, 2023 was from proceeds received from issuing common equity to our Chairperson/one of our founders.

Investing Activities

There was no net cash used in the year ended May 31, 2023. Net cash used in investing activities was $1,048 for the year ended May 31, 2022.

Net cash used in investing activities for the year ended May 31, 2022 was for fixed asset purchase related to the acquisition of the New Haven lab.

Funding Requirements

We have not completed development of any of our product candidates. We expect to continue to incur significant expenses and increasing operating losses until at least 2025. We anticipate that our expenses will increase substantially as we:

●	continue our development of CogniMIR®; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development, planned commercialization efforts and our operation as a public company.

We expect that our existing cash and cash equivalents, and anticipated interest income, will not enable us to complete our development of CogniMIR®. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” and elsewhere in this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs, and results of clinical validation for CogniMIR®

●	the terms and timing of any future collaboration, licensing, or other arrangements that we may establish;

●	the outcome, timing, and cost of meeting regulatory requirements;

●	the cost of obtaining, maintaining, defending, and enforcing intellectual property rights, including patent rights;

●	the effect of competing technological and market developments;

●	market acceptance of CogniMIR® if we meet regulatory requirements for its commercialization; and

●	the extent to which we acquire, license, or invest in businesses, products or technologies.

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Until we can generate a sufficient amount of revenue from CogniMIR® and related services and products, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or grants. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our commercialization efforts. To the extent that we raise additional funds by issuing shares of common stock, our shareholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

We do not expect CogniMIR® to be commercially available with reimbursement in place before 2026, if at all. We will need to raise substantial additional capital to complete the development and commercialization of CogniMIR®. Because successful development of CogniMIR® is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize CogniMIR®. We also will need to raise substantial additional capital to complete the development and commercialization of other products currently in development.

Going Concern

The Company has a limited operating history and has incurred a net loss of $455,673, $1,318,431 and $321,230 for the nine months ended February 29, 2024 and the years ended May 31, 2023 and 2022, respectively, and had net cash used in operating activities of $137,811 for the nine months ended February 29, 2024 and $207,345 for the year ended May 31, 2023, respectively. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued.

Since the inception of the Company in December 2009, the operations of the Company have been funded primarily through grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”), as well as capital contributions of the founders of the Company. Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience, known trends and events and various other factors, which management believes to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our audited consolidated financial statements, which are included elsewhere in this prospectus, contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations.

Uncompensated Services

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock.

The founders subsequently made contributions to the Company in the form of uncompensated services and loans bearing interest at interest rates the Company believes to be below market value. The Company recorded expenses of $18,348 and $110,088 for the estimated value of uncompensated services in the years ended May 31, 2023 and 2022, respectively, as additional paid-in capital. The Company recorded a discount on founder notes payable of $101,221 in the year ended May 31, 2023 as additional paid-in capital.

Grants Received from Government Agencies

Research and development grants received from government institutions are recognized as revenue as related research obligations are performed, with qualified expenses classified as expenses. Grant funds received in advance of performance are initially recognized as liabilities, to the extent they are refundable.

Since inception, we have raised over $9.7 million grant funding from government agencies and disease foundations. Most recently, on October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, the company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

Stock Issued to Non-Employees

Stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

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We issued 44,000 restricted stock units (“RSUs”) as consideration for consulting services received from third parties in the fiscal years ending May 31, 2023, subject to certain vesting conditions. No compensation expense related to the RSUs was recognized in the nine months ended February 29, 2024 or the year ended May 31, 2023, as the vesting condition was not considered to be probable of achievement for accounting purposes. On August 31, 2023, the 44,000 RSU were canceled.

We issued 140,000 options as consideration for consulting services received from third parties in the fiscal years ending May 31, 2023, subject to certain vesting conditions. In the nine months ended February 29, 2024, the 140,000 options were canceled and in its place 153,000 options were issued with amended terms, of which 58,500 options were subsequently forfeited.

Fair Value of Stock

Due to the absence of an active market for our common stock, the fair value of our stock was determined by our board of directors, based on the definition of ‘fair value’ in the FASB ASC  Topic 820, Fair Value Measurement and Disclosures, which states that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In arriving at a conclusion, the board reviewed and analyzed information provided by management, including financial information, business plans, and cost data, and collected and analyzed firm values and transactional data from comparable companies in the biotech industry. We evaluated several valuation approaches including an income approach (discounted cash flows or discounted market multiples), market approach (price/earnings, price/revenue, price/EBITDA) and an asset approach (tangible book value, net asset value, intangible total replacement cost) and selected the asset approach, utilizing replacement cost, as the best alternative to estimate the value of our member units.

The asset approach considers the accumulated value of all of our tangible and intangible net assets. The valuation approach used under the asset approach was the asset accumulation method. Our tangible assets and liabilities were measured at their carrying values since our tangible assets were primarily comprised of cash, recently purchased equipment and accounts payable. Our intangible assets were valued using a replacement cost new method, which measures the total cost, in current prices, to develop a new intangible asset having the same functionality or utility as the intangible asset. The replacement cost new method considers the following cost components: direct costs, indirect costs, the intangible asset developer’s profit, and an opportunity cost or entrepreneurial incentive (e.g., a measure of lost income opportunity cost during the development period adequate to motivate the development process). For this purpose, our costs included personnel costs, using national averages of the costs for the services provided, that were otherwise expensed in our Statements of Operations. The constructed replacement cost was then evaluated for physical, functional, and economic obsolescence. The enterprise value was calculated as the sum of the net tangible assets and the replacement cost of intangible assets. The per unit value was calculated by dividing the enterprise value by the number of outstanding member units, with the resulting value discounted for restrictions on resale and lack of marketability of the member units.

There are significant judgments and estimates inherent in the determination of the valuation method selected and of the inputs to the valuation method used to value our stock. While the assumptions used represent management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, the costs we recognize when issuing common stock to non-employees for acquiring goods or providing services could vary significantly from period to period.

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively.

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Stock Option Plan

The number of shares reserved for issuance under our 2014 Plan was initially 600,000; such amount will increase automatically on each January 1, starting with January 1, 2015, with an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Shares (on a fully-diluted basis) on the immediately preceding December 31 and (B) such lower number of Shares as may be determined by the Board. Therefore, as of May 31, 2023, we had a total of 702,996 shares available for issuance under the 2014 Plan. As of May 31, 2023 and February 29, 2024, we issued a total of 557,450 and 511,950 options under the 2014 Plan, respectively and the number of shares available for future issuance under our 2014 Plan was 145,546 and 191,046, respectively. Through May 31, 2023, awards under the plan generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023 for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones. On August 31, 2023, 140,000 options were canceled and in its place 153,000 options were issued with exercise prices of $0.01 and additional vesting conditions.

The following is an analysis of the stock option activity under the Plan:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2021	169,200	$3.94
Granted	25,500	7.01
Exercised	-	-
Expired or forfeited	(5,250)	7.01
Outstanding May 31, 2022	189,450	$4.16
Granted	372,000	7.01
Exercised	-	-
Expired or forfeited	(4,000)	7.01
Outstanding May 31, 2023	557,450	$6.04	7.7 years
Exercisable May 31, 2023	217,700	$4.53	5.4 years

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively, based on the following weighted average assumptions:

	2023	2022
Expected term in years	10	10
Expected volatility	81%	84%
Risk-free interest rate	3.1%	1.8%
Expected dividend yield	0%	0%

The estimated intrinsic value of outstanding and exercisable options is estimated to be $540,336 as of May 31, 2023. No stock options have been exercised through May 31, 2023.

In the year ended May 31, 2023, stock-based compensation expense amounted to $966,214, of which $435,187 is included in research and development expenses and $531,027 is included in general and administrative expenses. In the year ended May 31, 2022, stock-based compensation expense amounted to $127,245, which is included in research and development expenses. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $316,505, which is expected to be recognized over a remaining weighted-average performance period of 0.5 years. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,174,903.

In the year ended May 31, 2023, the Company issued 132,000 restricted stock units, which vest upon a change in control or public listing of the Company’s common stock. Vesting of the units is not considered probable and no compensation expense has been recognized in the year ended May 31, 2023. The grant-date fair value and unrecognized compensation expense as of May 31, 2023 related to the restricted stock units amounts to $978,120.

Laboratory Acquisition

On April 15, 2021, pursuant to an Asset Purchase Agreement, the Company acquired certain laboratory assets, facilities and operations from Interpace, a provider of molecular diagnostic tests. The total purchase consideration consisted of 42,820 shares of Company common stock with an estimated fair value of $300,000.

At acquisition, the laboratory was in active operation, providing services to third-parties, and the Company accounted for the acquisition as the purchase of a business in accordance with FASB ASC Topic 805 Business Combinations. Accordingly, the Company recorded the assets acquired at their estimated fair values.

The following table summarizes the purchase price allocation:

Assets acquired:	Estimated fair value
Property and equipment	$102,239
Certifications and licenses	197,761
Total assets acquired	$300,000

Certifications and licenses represent the laboratory’s CLIA certification and its state operating licenses and intangible assets, which are transferable together with other related acquired assets and operations under certain conditions.

We intend to use the certification and licenses to provide future proprietary and other testing services and have not identified any plans, regulatory restrictions, competition, significant maintenance costs or other factors that would limit their useful lives. Accordingly, we consider them to be indefinite-lived assets and do not amortize them. We will periodically evaluate the assets for impairment and may record charges, if and when an impairment is identified based on changes in the factors described above or on future economic or operating developments. The estimated useful lives of the property and equipment is three to five years.

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Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

BUSINESS

DiamiR Biosciences Corp. (“DiamiR Biosciences”, “DiamiR” or the “Company”) conducts all of its operations through its wholly-owned operating subsidiary, DiamiR, LLC (“DiamiR, LLC”), which is a molecular diagnostic company initially focused on development and commercialization of innovative blood-based tests for minimally invasive risk assessment and monitoring of Mild Cognitive Impairment (MCI), Alzheimer’s disease (AD), Parkinson’s disease (PD), and other neurodegenerative diseases (NDs). The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs (miRNAs) in plasma, a class of molecules distinct from proteins; thus, this approach tests a separate biological pathway than traditional blood protein markers interrogate. The technology also can be applied to disease areas beyond NDs, including, a rare neurological and developmental disorder Rett syndrome, cancer, and inflammatory disorders, where the Company’s work is at an early stage.

The Company’s business objectives include the development of lab-developed tests (LDTs) under Clinical Laboratory Improvement Amendments (CLIA) and FDA guidelines primarily based on the identified miRNA signatures, and potentially the development of blood protein biomarkers for risk stratification of cognitively unimpaired individuals vs MCI vs AD patients. We believe the tests will be used to facilitate enrollment of better-defined patient groups into clinical trials that are less heterogeneous than current practice affords, as well as for disease and treatment monitoring and screening. We believe clinical tests for risk stratification are a valuable tool for personalized medicine, allowing healthcare providers to allocate resources efficiently and deliver targeted interventions to those who are most likely to benefit.

The first test in the DiamiR’s pipeline, CogniMIR®, will be used to detect and determine risk of MCI, a heterogeneous condition characteristic of many NDs. Initially, CogniMIR® could be used by clinicians and researchers to screen patients for clinical studies aiming to prevent or to intervene early in the development of neurodegeneration.

The Company aims to follow the development of CogniMIR® with the development and commercialization of tests for early, specific identification and monitoring of AD, PD, other NDs, Rett syndrome, cancer, and potentially other diseases.

Our Corporate Structure

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) was incorporated in Delaware on June 16, 2014 and is headquartered in Monmouth Junction, New Jersey. The Company operates through its wholly-owned operating subsidiary, DiamiR, LLC (the “Subsidiary”) that was incorporated as a limited liability company in Delaware on September 17, 2009.

On October 1, 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange is recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders. As such, the financial statements and financial information contained in this filing for prior years has been retrospectively adjusted as if the Share Exchange had occurred at the beginning of the earliest period presented.

Below is the chart showing the Company’s corporate structure:

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Our Strategy

Our objective is to improve care for patients with NDs and other diseases by developing and commercializing innovative cost-effective blood-based tests for early detection and monitoring of pathology. To achieve this objective, our strategy is to:

Identify and validate blood-based miRNA biomarker signatures of different pathologies. We select candidate biomarkers among organ-enriched miRNAs detectable in blood. We have assembled a proprietary database that incorporates publicly available and proprietary data on a large number of miRNAs; we keep this database up-to-date as new information becomes available.

●	We use a highly sensitive method for miRNA qualification, quantitative real-time polymerase chain reaction (“RT-qPCR”), to measure plasma levels of candidate miRNA biomarkers. Quantitative reverse transcription polymerase chain reaction, also called RT-qPCR, is used to detect and quantify levels of miRNA. Extracted miRNA is first transcribed into complementary DNA (cDNA). The cDNA is then used as the template for the quantitative PCR or real-time PCR reaction (qPCR). In qPCR, the amount of amplification product is measured in each PCR cycle using fluorescent probe: miRNAs are detected and quantified by a SYBR® Green-based dye. The reaction contains a miRNA-specific primer and a primer that recognizes the universal tag sequence. mRNAs are quantified by SYBR Green- based real-time PCR using target-specific primers designed to detect targeted miRNAs in our panel.

●	We currently employ “biomarker pair” approach to adjust for effects not related to the disease, typically by measuring a miRNA from the region of an organ where the disease processes are most profound and comparing it to a miRNA from a part of the organ that is thought to be relatively stable throughout the disease. Thus, we normalize for differences in miRNA transport to the blood, stability of miRNA, our laboratory procedures, etc. In July 2023, we announced entering into a service agreement with JADBio, a leading machine learning and AI tools provider, to use their machine learning based platform for analysis of our data and generation of additional algorithms, which are owned by DiamiR.

●	We have completed several proof-of-principle studies and established the 24-miRNA panel of brain-enriched and inflammation-associated miRNAs detectable in plasma as promising biomarkers of neurodegeneration.

●	We plan on initiating a clinical validation study to demonstrate the diagnostic performance of our assay using large cohorts of well-characterized clinical samples to satisfy CLIA and CAP requirements.

Many of our plasma samples are stored in -80°C freezers located at DiamiR laboratory and will be available to us when our clinical validation work begins. These freezers have temperature control monitors and automated alarms capable of informing, including remotely, our lab personnel of any malfunctions and temperature drops. We have multiple freezers available to us and can move samples if any freezer goes offline. Plasma samples stored at -80°C remain stable and usable for years.

Offer well characterized protein biomarker tests. Over the past 15 years, significant progress has been made in the development of blood protein markers as valid diagnostic markers for MCI and AD, and recently as surrogate markers for disease monitoring and therapeutic response measurements. These biomarkers play critical roles in AD pathology and as such are useful diagnostic targets:

Alzheimer’s disease is characterized by the accumulation of extracellular amyloid β (Aβ) plaques, intraneuronal inclusions (neurofibrillary tangles) composed of truncated and phosphorylated forms of the microtubule-stabilizing protein tau, dystrophic neurites, loss of synapses and neurons, and a prominent gliosis that involves changes in the morphology and function of microglia and astrocytes. Currently, validated biomarkers exist for amyloid pathology (Aβ positron emission tomography [PET] and the ratio of Aβ42 over Aβ40 peptides) and Aβ in cerebrospinal fluid [CSF Aβ42/Aβ40]). Also, pTau-181 and pTau-217 proteins have been gaining attention as potential biomarkers of tau dysfunction/aggregation and amyloid pathology for differential diagnosis of AD and MCI. These protein targets are involved in biological pathways that are different, but potentially synergistic, with our miRNA testing platform.

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We believe that offering biomarker testing will be critical in securing biopharma contract research work, while concurrently it has the potential to improve the clinical performance of our CogniMIR® test by combining miRNA with blood protein markers. Specifically, we would offer our panel of miRNA and protein biomarkers to help identify and select MCI and early dementia participants for clinical studies. We could potentially use our assay to monitor progression and drug response in the studies as well.

Our understanding of the market indicates a strong demand for such testing services from drug development companies. Clinical research collaborations with industry offer near-term revenue opportunity for DiamiR. Biopharma Services can incorporate our classifiers and customized panels of miRNA and protein biomarkers that address different scientific questions depending on disease stage (e.g. preclinical, prodromal, and/or mild/moderate), drug target (e.g. associated with synaptic dysfunction, neuroinflammation, vascular component, etc.), target population (e.g. amyloid-positive/APOE carriers), and intended use (e.g. screening and/or monitoring in clinical trials). These customized projects offer the potential, when appropriate, for new joint IP to be generated and for companion diagnostic test development. Additionally, they will provide revenue to support the expansion in operational capacity of the company.

Optimize blood collection methodology. Currently, we use plasma, separated from whole blood at the clinical site of collection, as our primary source of liquid biopsy material to extract miRNA from subjects and for clinical testing. Optimizing our collection method will result in lower sample failures, Quality Not Sufficient (QNS), which negatively impacts margins and customer satisfaction. We are currently exploring options that would allow shipment of whole blood from collection sites to our lab, where our laboratory staff would spin down the plasma for use in CogniMIR® panel. We are testing a number of collection tubes, preservatives and extraction methods to identify the optimal collection and shipping conditions for the clinical commercial version of our test.

Classifier and algorithm development. We are expanding the capabilities of our current proprietary analytical software by adding Machine Learning and AI capabilities to it and training our classifier to optimize its performance. We began this initiative in July 2023 through our service agreement with JADBio (jadbio.com). Their AutoML tools allows for supervised learning, developing methods falling in the class of feature selection (a.k.a., variable selection or attribute selection), which in turn can be coupled with predictive modeling algorithms to identify (bio) signatures, defined as minimal-size subsets of molecular and other biological measurements that collectively lead to optimal predictions. Initially our focus will be on training and optimizing a miRNA panel and demographic risk factors, such as sex and age. Next, we will introduce protein biomarkers to the classifier, re-training it to identify additional risk of progression information. There are no guarantees that our AI/ML work will result in a working algorithm(s) or that the algorithms we develop will prove to be accurate. We rely on available statistical approaches and their derivatives for our data analysis needs. The tools currently available to us do not guarantee a positive outcome.

JADBio is a vendor, similar to other vendors with which we can work; any data we generate belongs to us. It is entirely possible we will obtain the services currently provided through JADBio through another vendor in the future. Our service agreement with them currently extends through July 9, 2024 and it contains terms and conditions standard for such agreements in the industry.

Develop proprietary LDTs in our CLIA-certified laboratory. We have the capacity to process between about 3500 - 5500 tests per year. We plan on introducing automation and robots into our lab operations to increase capacity, reduce turn-around-time (TAT), improve efficiency, drive lower COGS, and reduce overhead expenses. We closely monitor FDA and congressional action around LDT statutes and will adjust our strategy accordingly.

Drive early adoption of the tests based on establishing collaborations with leading academic centers and industrial partners to ensure strong support for the tests from Key Opinion Leaders (KOLs) at launch. We also aim to continue and to expand relationships with key associations, such as Alzheimer’s Association, Alzheimer’s Drug Discovery Foundation (ADDF), Gates Ventures, and International Rett Syndrome Foundation (IRSF). We have, and plan on attending and presenting our work at key symposiums and conferences, such as Alzheimer’s Association International Conference (AAIC), Clinical Trials on Alzheimer’s Disease (CTAD), AD/PD Alzheimer’s & Parkinson’s Diseases Conference, Child Neurology Society (CNS) meeting and publish our work in high profile peer-reviewed journals.

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Implement a robust commercial strategy aimed at securing coverage and contracting with Medicare and private payors. Publishing evidence of our tests’ validity and utility will drive our clinical work which in turn will power our reimbursement efforts.

Work closely with licensing and regulatory agencies to ensure that clinical validity and utility of the tests satisfy all necessary requirements and quality control standards. These include maintaining licenses with States department of Health, CLIA and College of American Pathology (CAP).

Build a pipeline/portfolio of early detection and risk assessment tests in Brain health and other indications, including tests for Rett syndrome, and gastrointestinal (GI) and pulmonary (lung) cancers.

In addition to our CogniMIR test for AD, we are developing a miRNA-based assay for monitoring of progression and severity of Rett Syndrome; a panel of blood protein biomarkers for MCI and AD; a non-invasive blood-based miRNA test for Glioblastoma, an aggressive form of brain cancer; and miRNA panels for lung and GI malignancies.

Product/Indication	Status	Next Steps	Estimated Completion Date
APOE Genotyping Test/AD	Validated	Ready for commercial launch	Completed

CogniMIR/MCI & AD	Test Optimization	Clinical Validation Study	2Q 2025

RETT Syndrome Test	Clinical Validation Study	Pre-Commercial Activities(5)	4Q2024

Blood Protein Biomarker Panel/ MCI & AD	Vendor/Platform Selection	Analytical Validation Study	2Q2025

Glioblastoma Panel	Proof-of-Concept Study(	Analytical Validation Study	3Q2025

Pulmonary Cancer Panel	Proof-of-Concept Study Completed	Analytical Validation Study	TBD

GI Cancer Panel	Proof-of-Concept Study Completed	Analytical Validation Study	TBD

Typically, our diagnostic tests go through the standard set of steps outlined below to evaluate their potential as a marketed product, which we use to satisfy the FDA’s clinical requirements. The data generated through these steps becomes part of the premarket submission. As explained elsewhere in this document, the FDA also has quality system and reporting requirements, for which we will hire outside consultants and experts to help ensure that we are satisfying such requirements.

Step 1:	Proof-of-Concept. In this phase, potential target analytes are identified and a plan for their detection is developed. In our case, we focus on miRNAs, and through a literature search identify target miRNA for a specific indication. Once the target list is finalized, we check the feasibility of testing for the expression of the target miRNAs and use synthetic controls to develop a working assay.

Step 2:	Analytical Validation. In this step our goal is to determine key analytical validation metrics, as required by CLIA guidelines, for the pipeline product. Using synthetic controls and/or call lines and clinical samples we establish:

●	Accuracy
●	Precision
●	Reproducibility; and
●	Reportable ranges for the assay.

We will also run the assay by multiple operators over different days to establish the test’s inter and intra-run reproducibility metrics.

Test optimization refers to finalizing the testing parameters and locking in the Standard Operating Procedures (SOPs) and finalizing algorithms used to analyze the raw data from our runs.

Step 3:	Clinical Validation. In this step the tests’ performance characteristics will be determined using clinical samples with known outcomes. By comparing our test results with clinical outcomes, we determine the assays:

●	Clinical Accuracy

■	Area Under the Curve (AUC-a measure of difference between diseased and non-diseased samples)

●	Sensitivity (a measure of Test’s ability to designate an individual with disease as positive)
●	Specificity (a measure of Test’s ability to designate an individual who does not have a disease as negative)
●	Negative Predictive Value (NPV)
●	Positive Predictive Value (PPV)

As test with robust Clinical Validation results can be made commercially available. However, to gain reimbursement, insurance companies require additional studies, including Clinical Utility Study that demonstrate how a test changes either physician behavior or changes the treatment course for a patient. For example, a test with high clinical utility may prevent unnecessary surgeries or help physician choose the right therapeutic regimen for or recommend an important life style change to a patient, when absent that test, a different treatment course, with worse results would be adopted.

The timing of estimated completion dates is based on our best estimate at this time, however, these dates are subject to change and potential delays based on changes in Company’s priorities and on factors outside of our control, such as supply chain disruptions, clinical study results, and other factors discussed in the Risk Factors section. We also have no control over the regulatory regime that currently governs or will govern the products in the future and therefore cannot estimate whether or not we will need to comply with any future regulations that could delay the commercialization of our products.

To garner coverage and have a test deemed medically necessary, payors will typically require Clinical Utility studies aimed at demonstrating how a test changes patients’ treatment and/or physician behavior.

For all of our pipeline products we plan on utilizing the LDT path to market in accordance with FDA’s May 2024 guidelines (details on these guidelines can be found on page 62 of this document).

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We previously published proof-of-concept data for the Pulmonary and GI panels (“Analysis of organ-enriched microRNAs in plasma as an approach to development of Universal Screening Test: feasibility study”, by Sheinerman KS et al. J Transl Med 11:304 2013, PMID: 24330742). The fatty liver feasibility studies are in planning stages.

In the table above “Pharma” indicates testing services the Company plans to provide to pharmaceutical and biotech companies developing therapeutic agents; “Clinical” indicates tests the Company plans to launch in clinical practice for use by physicians.

miRNAs are Powerful and Patient-Friendly Biomarkers

DiamiR is an active participant in the burgeoning field of microRNA (miRNA) biomarkers. miRNA biomarkers have already been used in clinical assays in the oncology, and evidence of their utility in brain health and Alzheimer’s space has been growing every year since 2010. According to data compiled from pubmed.gov in 1Q2023, 85 peer-reviewed papers published on the utility of miRNAs in Alzheimer’s disease in 2013 has increased to 310 by 2022. Evidence of the role of miRNAs in AD biology and their utility as diagnostic targets has been published by labs in both industry and academic settings. The graph below captures the number of peer-reviewed papers listed on pubmed.ncbi.nih.gov on the role of miRNAs in AD by year, increasing from 46 publications in 2012 to over 300 in 2022.

https://pubmed.ncbi.nlm.nih.gov/?term=alzhemiers+microRNA

Biology of miRNAs

miRNAs are a class of non-coding, approximately 22 nucleotide long, functional RNA molecules. They play important role in the regulation of gene expression by binding to complementary regions of messenger RNA transcripts, the type that encode proteins, to regulate their translation to proteins or their degradation (Huang, et al, J Physiol Biochem. 67, 129-39 (2011)). Frequently, one miRNA can target multiple messenger RNAs (mRNAs) and one mRNA can be regulated by multiple miRNAs targeting different regions of the 3’ UTR (untranslated region). Once bound to an mRNA, miRNA can modulate protein production by affecting mRNA translation and stability, and thus have a significant impact on cell biology and disease pathology. (Griffiths-Jones et al., Nucleic Acids Res. 34, Database issue: D140–D144 (2006); Bartel, Cell 136, 215-233 (2009); Kim, Mol Cells 19, 1–15 (2005); Ha, et al., Nat Rev Mol Cell Biol. 15, 509–524 (2014); Roberts, Mol Ther Nucleic Acids 3:e188 (2014); Vishnoi, et al., Methods Mol Biol. 2595, 1-12 (2023)).

Many miRNAs are specific to, or are over-expressed, in certain organs and tissues, including different brain regions (such as hippocampus, midbrain, frontal cortex, pituitary gland), and different cell types, such as neurons and glial cells (Landgraf, et al., Cell 129, 1401-1414 (2007); Liang, et al., BMC Genomics 8, 166 (2007); Lee, et al., RNA 14, 35-42 (2008); Sempere, et al., Genome Biol. 5, R13 (2004); Deo, et al., Dev. Dyn. 235, 2538–2548 (2006); Bak, et al., RNA 14, 432-444 (2008); He, et al., Neuron 73, 35–48 (2012)). Some miRNAs, including those that are cell-specific, are enriched in certain cellular compartments, particularly in axons, dendrites and synapses (Schratt, et al., Nature 439, 283-289 (2006); Lugli, et al., J. Neurochem. 106, 650-661 (2008); Pichardo-Casas, et al., Brain Res. 1436, 20-33 (2012)).

Expression and levels of miRNAs are regulated by various physiological and pathological signals. Changes in expression of some miRNAs were found in neurons of patients with Alzheimer’s Disease, Parkinson’s disease, and other neurodegenerative diseases (Saba, et al., PLoS One 3, e3652 (2008); Cogswell, et al., J. Alzheimers Dis. 14, 27-41 (2008); Schaefer, et al., Exp. Mol. Med. 42, 749-758 (2010); Lukiw, Neuroreport 18, 297-300 (2007); Hebert, et al., J Alzheimers Dis. 35, 335-348 (2013); Lau, et al., EMBO Mol Med. 5, 1613-1634 (2013)).

Cellular pathophysiology selectively affects miRNA secretion, thus making miRNAs potentially effective biomarkers of disease (Pigati, et al., PLoS One 5, e13515 (2010); Mori, et al., Cell Metab. 30, 656-673 (2019); Gelbert, et. al, Nat Rev Mol Cell Biol. 20, 21–37 (2019)). miRNAs can cross the blood-brain barrier and are stable in the bloodstream and other bodily fluids (Russo, et al., PLoS One. 7, e47786 (2012)). miRNAs appear in circulation in complexes with proteins, lipoproteins, and in microvesicles (Arroyo, et al., Proc Natl Acad Sci USA. 108, 5003-5008 (2011); Sun, et al., Clin. Chem. Lab. Med. 50, 2121-2126 (2012)).

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In vitro analysis of miRNAs as potential biomarkers

Investigators typically use one of two methods to discover whether miRNAs correlate with a disease, and each method has its limitation: first, expression patterns of hundreds of miRNAs in a bodily fluid from patients with a pathology of interest and from control subjects are compared using RT-qPCR, miRNA array or next generation sequencing (NGS). NGS is a technology for DNA and RNA sequencing and variant/mutation detection. This technology combines the advantages of unique sequencing chemistries, different sequencing matrices, and bioinformatics technology. Such a combination allows a massive parallel sequencing of various lengths of DNA or RNA sequences or even whole genome within a relatively short period of time. NGS involves several major steps in sequencing: DNA fragmentation, library preparation, parallel sequencing, and bioinformatics analysis, and variant/mutation annotation and interpretation.

Second, analysis of disease-specific miRNAs is performed by comparing miRNAs isolated from pathologic and normal tissue, organ, or cells (MicroRNA profiling: approaches and considerations. Colin C. Pritchard et. al., Nature Reviews Genetics volume 13, pages 358–369 (2012)). Both approaches hold promise; however, because the identified biomarkers are not restricted to a particular organ or tissue, they are often not sufficiently sensitive and/or specific to be of practical use. (Advances in multiplexed techniques for the detection and quantification of microRNAs. Jet et. al., Chem. Soc. Rev., 2021, 50, 4141-416 &Direct detection and quantification of microRNAs. Hunt et. al. Anal Biochem. 2009 Apr 1; 387(1): 1–12).

Summary of Current Approaches to Analysis of miRNA in Plasma

In the table above, the main advantage of the first approach [miRNA Array/NGS], i.e. the ability to test hundreds of miRNAs and its disadvantages, namely lower sensitivity and higher variability as compared to RT-PCR are reported in the following references.

Williams Z, Ben-Dov IZ, Elias R, Mihailovic A, Brown M, Rosenwaks Z, Tuschl T. Comprehensive profiling of circulating microRNA via small RNA sequencing of cDNA libraries reveals biomarker potential and limitations. Proc Natl Acad Sci U S A. 110, 4255-4260 (2013). PMID: 23440203.

Lodes MJ, Caraballo M, Suciu D, Munro S, Kumar A, Anderson B. Detection of cancer with serum miRNAs on an oligonucleotide microarray. PLoS One. 4, e6229 (2009). PMID: 19597549.

Moldovan L, Batte KE, Trgovcich J, Wisler J, Marsh CB, Piper M. Methodological challenges in utilizing miRNAs as circulating biomarkers. J Cell Mol Med. 18, 371-390 (2014) PMID: 24533657.

The advantages and disadvantages of the second approach [Disease Specific Analysis] summarized in the table are reported in the following references:

Haider BA, Baras AS, McCall MN, Hertel JA, Cornish TC, Halushka MK. A Critical Evaluation of microRNA Biomarkers in Non-Neoplastic Disease. PLoS One. 9, e89565 (2014). PMID: 24586876.

Boeri, M., Verri, C., Conte, D., Roz, L., Modena, P., Facchinetti, F., Calabrò, E., Croce, C. M., Pastorino, U., and Sozzi, G. (2011). MicroRNA signatures in tissues and plasma predict development and prognosis of computed tomography detected lung cancer. Proc. Natl. Acad. Sci. USA 108, 3713-8. PMID: 21300873.

Cuk, K., Zucknick, M., Heil, J., Madhavan, D., Schott, S., Turchinovich, A., Arlt, D., Rath, M., Sohn, C., Benner, A., Junkermann, H., Schneeweiss, A., and Burwinkel, B. (2013). Circulating microRNAs in plasma as early detection markers for breast cancer. Int. J. Cancer 132, 1602-12. PMID: 22927033.

The third approach [Organ/cell specific analysis] has been developed by DiamiR; its advantages and disadvantages vs other approaches reflect the current opinion of the management based on our experience with technology to date and data reported in peer reviewed DiamiR’s publications listed elsewhere in this document.

Innovative technology developed by DiamiR addresses some of the limitations of these approaches. We hypothesize that changes in plasma levels of circulating miRNAs known to be enriched in specific regions of the brain involved in a disease pathology are more likely to reflect associated pathologic processes than changes in levels of ubiquitous miRNAs or other brain-enriched miRNAs. We analyzed expression and secretion of neurite / synapse specific miRNAs, which could be affected by neurite / synapse dysfunction and destruction characteristic of early stages of neurodegeneration. Since these cellular neurodegenerative processes occur 10+ years prior to any manifestation of dementia and Alzheimer’s symptoms, a miRNA testing platform has the potential to identify at-risk subject years before symptoms arise.

To compensate for processes unrelated directly to a disease pathology, e.g. changes in blood-brain barrier permeability, we employed the “biomarker pair” approach normalizing levels of miRNAs enriched in neurons of affected brain areas by levels of other brain-enriched miRNAs expressed in brain areas or cell types not involved in early stages of disease pathology. We have also found that high correlation of plasma concentrations of miRNAs in a candidate biomarker miRNA pair is critical for achieving high sensitivity and specificity of the pair as a biomarker. This finding significantly improves the selection of optimal miRNA pairs. Advantages and disadvantages of “Organ/Cell Specific Analysis” developed by us vs. other approaches to identifying miRNA biomarkers are summarized in the table above.

In summary, miRNAs are powerful biomarkers, because:

●	Certain miRNAs are enriched in

○	specific organs in the body (e.g. brain)
○	organ regions or tissues in an organ (e.g. hippocampus)
○	cell types in a region (e.g. neurons)
○	cellular compartments within a cell (e.g. neurites, synapses)

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●	miRNAs appear in blood because they

○	are secreted /excreted into extracellular space in normal cellular processes
○	can cross the blood-brain barrier
○	are stable in circulation

●	Mature technologies are available for miRNA detection

○	miRNAs are reflective of the biology of the disease at the time of biological samples are collected

●	miRNAs are stable analytes and can be handled in the lab without degradation concerns

Thus, miRNAs from the brain can be interrogated using a non-invasive, routine, blood sample.

Early, Specific Detection of MCI and AD

MCI and AD

Both the number of AD patients and the number of people at risk for developing AD are growing rapidly, especially in the developed countries, in part due to increased lifespan. Indeed, according to the recent Alzheimer’s Association report, the number of people age 65 and older with Alzheimer’s dementia in the US is projected to grow from 6.1 million in 2020 to 13.8 million in 2060; estimated lifetime risk for Alzheimer’s dementia at age 45 is approximately 1 in 5 for women and 1 in 10 for men (“2023 Alzheimer’s Disease Facts and Figures”). As the number of older Americans increases rapidly (2020 US Census, US Census Bureau, census.gov), the number of people at risk for developing Alzheimer’s is increasing as well. The Alzheimer’s Association report further stated: “Although [a number of recent] findings indicate that a person’s risk of dementia at any given age may be decreasing slightly, the total number of people with Alzheimer’s or other dementias in the United States and other high-income countries is expected to continue to increase dramatically because of the increase in the number of people at the oldest ages.” (“2023 Alzheimer’s Disease Facts and Figures”)

Like for most diseases, early diagnosis and intervention are keys to developing more effective treatment, or potentially prevention, of AD. Alzheimer’s Association Report: 2023 Alzheimer’s Disease Facts and Figures (https://www.alz.org/media/documents/alzheimers-facts-and-figures.pdf) provides the following statistics:

●	Approximately 6.7M Americans over the age 65 currently have AD, 12.7M Americans are expected to have AD in 2050;

●	Someone in the US develops AD every 67 seconds and by 2050 one new case of AD is expected to develop every 33 seconds (~1M new cases per year);

○	About 1 in 9 people (10.7%) over age 65 has Alzheimer’s dementia.

○	Two-thirds of Americans over age 65 with Alzheimer’s dementia (4 million) are women.

○	Deaths due to Alzheimer’s disease between 2000 and 2019 have more than doubled, increasing 145%.

○	Among people aged 70, 61% of those with Alzheimer’s dementia are expected to die before age 80, compared with 30% of people without Alzheimer’s dementia.

●	This results in a significant cost burden to families, and payors such as Medicare and Medicaid:

○	In 2021, total payments for all individuals with Alzheimer’s disease or other dementias are estimated at $321 billion (not including unpaid caregiving).

○	Medicare and Medicaid are expected to cover $206 billion, or 64%, of the total health care and long-term care payments for people with Alzheimer’s disease or other dementias. Out-of-pocket spending is expected to be $81 billion.

○	Total payments for health care, long-term care and hospice care for people with Alzheimer’s disease and other dementias are projected to increase to nearly $1 trillion in 2050.

○	The total lifetime cost of care for someone with dementia is estimated at $371,621.

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The figure below, adapted from the Alzheimer’s Association Report, presents percentage changes in selected causes of death between 2000 and 2019 (all ages). While the proportion of deaths from heart disease, stroke, and prostate cancer decreased, the proportion of deaths from AD in the US increased by 145%.

Percentage Changes in Selected Causes of Death (All Ages) in the US between 2000 and 2019

Over the past 20 years, several investigational drugs for AD failed in clinical development. These drugs were intended to affect different aspects of AD pathology. A fundamental challenge of AD is that at the point at which physicians can render a definitive diagnosis, the patient has already suffered massive neuronal loss leading to overt cognitive dysfunction. Thus, clinical trials that are conducted in patients with advanced disease at the time of their enrollment may be targeting subjects too late in the disease progression for any meaningful impact on disease by the drug being tested. However, recently a number of high-profile positive study results, have brought hope for treatment options for AD, including the TRAILBLAZER-ALZ 2 Phase 3 study done by Eli Lilly and Company (NYSE: LLY) in May 2023 ((https://investor.lilly.com/news-releases/news-release-details/lillysdonanemab- significantly-slowed-cognitive-and-functional) and the Phase 3 randomized study data for lecanemab done by Eiasi and Biogen in November 2022 (https://investors.biogen.com/news-releases/news-release-details/fda-grants-traditionalapproval- leqembir-lecanemab-irmb). On July 6, 2023, the FDA granted full approval for lecanemab, which was shown to moderately slow cognitive and functional decline in early-stage cases of the disease.

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We believe that this approval supports our thesis that enrolling earlier stage MCI and/or mild dementia patients is an effective strategy for drug developers. In July 2023, CMS announced Medicare coverage for lecanemab priced at $26,500 per year. While our CogniMIR® test was not used in either of these studies, we believe that over time, blood-based tests for AD will play a role in identifying the “right patient for the right drug”, and that our test may, upon completion of additional studies, become a useful tool for this use.

Currently, few diagnostic tools are available for identifying these early-stage subjects, and those that are available maybe limited in their effectiveness. Historically, these tests have been based on imaging and cerebrospinal fluid analysis as well as more recently on the analysis or protein markers in the blood. We believe that our innovative platform technology may prove to have utility in identification of pre-symptomatic, MCI and early dementia patients, opening up a significant opportunity for us to develop a pharma services business to support clinical studies for Alzheimer’s therapies.

Currently it is accepted that AD dementia is preceded by 10-20 years of the disease development, initially without clinical symptoms (pre-symptomatic AD), and then eventually manifested as MCI, followed by onset of dementia and clinical AD symptoms. Notably, detailed analyses of failed clinical trials suggest a therapeutic benefit in the sub-groups of patients with mild and moderate AD, a thesis validated by the lecanemab approval. Thus, there is a significant need for the development of new methods for early AD detection.

The urgent need to address AD epidemics has been recognized by the US Congress. “National Alzheimer’s Project Act” (NAPA) has been signed into law in 2011. As the result of the increased congressional funding, NIH spending on Alzheimer’s and related dementias research rose more than six-fold since 2015, reaching $3.87 billion requested for FY2024 ($321 million increase over previous year).

Current NIH budget proposal (nia.nih.gov/research/blog/2022/07/looking-forward-nihs-alzheimers-disease-and-related-dementias-fy-2024-bypass) describes prospective research opportunities organized in six broad categories, including: Diagnosis, Assessment, & Disease Monitoring: developing the next generation of biomarkers to enable detection and diagnosis even earlier than is now possible and to distinguish different forms of dementia from one another, as well as to leverage technologies that enable characterization of individual cells to advance dementia research.

Since cognitive testing cannot reliably identify patients in pre-symptomatic stages of AD, effective biomarkers are necessary for successful patient enrollment and treatment monitoring.

The pathology of AD is characterized by neuronal death in several specific regions of the brain, including the hippocampus and cortex. However, the neuronal loss is a relatively late event in the disease progression and is typically preceded by metabolic changes, including formation of beta-amyloid plaques and tau protein tangles, synaptic dysfunction, synaptic loss, neurite retraction, and the appearance of other abnormalities, such as axonal transport defects. Figure below (adapted from Jack et al. (2010) Lancet Neurol 9:119; Sperling et al. (2011) Alzheimers Dement., 7:280) depicts stages of AD progression from preclinical stage to dementia. To identify early stages of neurodegeneration, those preceding clinical manifestation, we focus on detecting synaptic dysfunction / loss in hippocampus, a brain region affected early on during AD development.

Stages of Neurodegeneration

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MCI, the first stage of AD that can be diagnosed by the cognitive function analysis, is a condition that can also be indicative of other NDs. Not all MCI patients develop AD: (1) it is estimated that MCI patients convert to dementia at a rate of 10-15% annually; at the same time (2) some MCI patients stabilize (do not develop AD) or revert to normal status; (3) approximately 20% of those MCI patients who do convert to dementia, are diagnosed with vascular, Lewy body, Huntington, Parkinson, and other non-AD dementias; and finally (4) disease progression varies for AD patients from slow to intermediate to rapid.

New research consortiums such as the Alzheimer’s Disease Neuro-imaging Initiative (ADNI) in the US (http://www.adni-info.org/) and similar projects in other countries have contributed to significant progress in early detection of AD with high sensitivity and specificity by imaging techniques and analysis of protein biomarkers in cerebrospinal fluid. However, the high cost, around $3,000, and invasiveness of these methods make their application to primary screening of large populations impractical. Thus, there is a great need for non-invasive accurate and cost-effective test for early detection of AD. (Cost-effectiveness of using amyloid positron emission tomography in individuals with mild cognitive impairment. Lee et. al., Cost Effectiveness and Resource Allocation volume 19, Article number: 50 (2021)).

A recent article “The Financial Consequences of Undiagnosed Memory Disorders” published in May 2024 (Gresenz, et al., Federal Reserve Bank of New York Staff Reports, no. 1106; 2024)) examined the effects of pre-symptomatic and early symptomatic brain health conditions, such as neurodegenerative diseases, on credit outcomes using national credit and Medicare databases. The authors reported weaken credit scores and payment delinquency, particularly for mortgage and credit cards, “years prior to eventual diagnosis.” We believe these data on financial impact of neurodegenerative diseases, such as MCI and AD, on patients and their families further supports the importance of developing and making available minimally invasive biomarkers, such as CogniMIR panel, for early detection, including at pre-symptomatic stages, for broader use.

COGNIMIR® PANEL OF miRNA BIOMARKERS for MCI and AD RISK ASSESSMENT

The table below presents the CogniMIR® panel of miRNA biomarkers in its current form. The miRNAs listed below are detectable in blood plasma and include miRNAs which are enriched in specific brain regions and present in synapses and those associated with inflammation. In 2023 we performed analytical validation of the technology, demonstrating that all CogniMIR® panel miRNAs can be reliably and consistently detected in plasma samples (Kunwar et al. (2023) Diagnostics 13:2170). In 2H 2023 we introduced machine learning with AI analytics into our laboratory to optimize the panel, and, if feasible, reduce the number of miRNAs in CogniMIR® to improve COGS and laboratory workflow without sacrificing performance.

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Brain-enriched miRNAs detectable in blood plasma hold strong potential as peripheral biomarkers of AD and AD related dementias

The data generated by our company over the last fourteen years provide strong support for the use of circulating brain-enriched and inflammation-associated miRNAs as biomarkers for detecting and assessing the course of neurodegenerative diseases at early, including preclinical, and later stages. Most notable findings include:

DIFFERENTIATION BETWEEN MCI AND AGE-MATCHED CONTROL

In studies conducted with plasma samples collected at Roskamp Institute, Sarasota, FL, miR-132 and miR-134 biomarker families detecting clinically diagnosed MCI with up to 0.95 accuracy (n=60) were identified. The data were replicated in an independent cohort of samples (n=100). Progression from a normal cognitive state to MCI was predicted with 0.84 accuracy 1–5 years prior to clinical diagnosis (n=19).

(Aging, 2012, 4:590; Aging, 2013, 5:925)

DIFFERENTIATION OF AD FROM OTHER NEURODEGENERATIVE DISEASES

In a study conducted with samples collected at the University of Pennsylvania, miRNA pairs and classifiers differentiated AD/PD/FTD/ALS from controls (n=250) with accuracies of 0.89/0.90/0.88/0.83 (AUCs: 0.96/0.96/0.94/0.93); and NDs from each other with accuracy/AUC ranging from 0.77/0.87 for AD vs. FTD to 0.93/0.98 for AD vs. ALS. The data indicated sex-related effects of some miRNA markers; the average increase in accuracy in distinguishing ND from control for all and male/female groups was 0.06.

(Alzheimer’s Research & Therapy, 2017, 9:89)

PREDICTION OF PROGRESSION IN SEX-STRATIFIED GROUPS

In a study conducted with plasma samples collected at Washington University, St Louis, MO, miRNA pairs differentiated asymptomatic study participants, with CDR 0 at the time of blood collection, who would progress to MCI (“progressors”, n=42, on average 6 years) from those who would remain cognitively normal (“non-progressors”, n=42) with an accuracy/AUC of 0.75/0.79. Both “progressor” and “non-progressor” groups included amyloid-positive and amyloid-negative participants as determined by CSF Aβ42. Considering sex as a biological variable increased the accuracy/AUC to 0.85/0.88 (male) and 0.84/0.86 (female).

(10th Clinical Trials on Alzheimer’s Disease (CTAD), 2017, Boston, MA, poster presentation)

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DEFINING CLINICALLY RELEVANT PATIENT GROUPS

The main objective of this study was to evaluate correlations and associations between the 24 miRNAs constituting CogniMIR® panel of miRNA biomarkers, and demographic and clinical factors known to be associated with AD, such as age, sex, amyloid status, APOE genotype, p-tau and neurofilament light (NfL), in 299 plasma samples collected during screening for the Anti-Amyloid Treatment in Asymptomatic Alzheimer’s (A4) prevention study.

This analysis showed statistically significant correlations of specific miRNA biomarker pairs with markers of AD, including in amyloid-positive and APOE4-carrier high-risk, clinically relevant group. The correlations are significantly improved by sex-stratification of study participants. miRNA pairs and SUVR correlation plots in amyloid positive/negative, APOE4 carriers/non-carriers, and male/female subgroups demonstrate strong correlations with r = 0.33 to 0.59; p = 0.034 to < 0.001. In amyloid positive/negative subgroup, APOE4 carriers are effectively separated from APOE4 non-carriers by select miRNA classifiers. Separation of APOE4 carriers from non-carriers is improved in subgroups stratified by sex. The best separation is observed within sex-stratified amyloid positive subgroup with AUC = 0.88 for males and AUC = 0.86 for females. Correlations between other measured parameters, including p-tau181 and NfL, have also been determined.

The results generated in this study indicate that levels of cell-free miRNA biomarker candidates have a strong potential to be used in combination with other AD markers and risk factors to better characterize preclinical AD patients.

(15th Clinical Trials on Alzheimer’s Disease (CTAD), 2022, San Francisco, CA, poster presentation)

CHARACTERIZING HETEROGENEOUS GROUPS OF PATIENTS WITH MCI, PRE-MCI, AND DEMENTIA

In this study, CogniMIR® miRNA biomarkers were analyzed in plasma samples of 200 study participants with the following clinical diagnoses at the time of blood draw: 76 cognitively unimpaired (CU), 85 MCI, and 39 AD. The plasma samples were collected at the Penn Alzheimer’s Disease Research Center (ADRC). Based on amyloid status (Aβ+/-), APOE genotype (APOE4 +/-), and sex, each sample was assigned to a specific subgroup. miRNA pairs and classifiers effectively differentiated defined subgroups. In line with our results in other studies, sex-stratified analysis yielded higher AUC values for females and males as compared to the combined group. The data supports the development of CogniMIR® miRNA biomarkers for better characterization of MCI/AD patients and understanding of AD-associated processes. Further, combining CogniMIR® miRNAs with other factors, such as amyloid and APOE, may enhance a biomarker algorithm.

Separation of different subgroups using one pair, two pairs and three pairs of miRNAs. AUC: the area under the ROC curve.

(Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation)

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HEALTHY BRAIN AGING

Using plasma samples collected at the New York Blood Center from cognitively unimpaired individuals 26-35, 36-45, 46-55, 56-65 and 66-75 years old, we have analyzed the levels of CogniMIR® miRNA panel during healthy aging and found that sex-dependent changes in miRNA levels can reflect centrally regulated processes., including changes in hormone levels during menopause. Concentrations of certain miRNAs peaked at different ages, 46-55-year-old and 56-65-year-old groups, respectively. This study provides an important insight into biology of our brain-enriched miRNA biomarkers detectable in blood plasma.

(Aging, 2018 10:3017; Aging, 2018, 10:2557)

CIRCULATING ORGAN-ENRICHED miRNAs AS BIOMARKERS OF RETT SYNDROME

Rett syndrome (RTT) is a rare (1 in every 10,000-15,000 live-born female births) neurodevelopmental disorder caused by mutations in the MECP2 gene that is characterized by neurological regression, microcephaly, motor stereotypies, irregular breathing, and other physical defects. Although diagnostic MECP2 genetic testing is widely available for RTT, biomarkers of RTT, including minimally invasive, blood-based indicators of disease severity and progression, are lacking. DiamiR is validating a sensitive assay for RTT staging/prognosis and disease and treatment monitoring.

Following the pilot study conducted by DiamiR using four mouse models of the disease and human plasma samples, we have defined a panel of 44 miRNA biomarker candidates and conducted a study evaluating their effectiveness as RTT biomarkers using plasma samples of 163 study participants, including 81 RTT patients and 82 age-matched controls; all collected at the Montefiore Medical Center, Bronx, NY.

miRNA pairs/classifiers were shown to effectively differentiate between RTT patients and control of three age groups (best classifier AUC=0.94 for <5-yr-olds, AUC=0.91 for 6-15-yr-olds, AUC=0.77 for >16-yr-olds). Several miRNAs were also shown to present efficient biomarkers of secondary pathology: walking ability (AUC=0.82), hyperventilation/breathing problems (AUC=0.75), and epilepsy (AUC=0.89).

The data supports the development of assays based on the analysis of cell-free brain/other organ-enriched miRNAs detectable in blood plasma to facilitate better understanding of RTT-associated pathophysiological processes and development of therapeutics for RTT. (PLoS One, 2019; doi: 10.1371/journal.pone.0218623; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation)

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To develop a marketable RTT diagnostic solution, we plan to offer both sequencing services (of the MECP2 gene) and our proprietary miRNA panel. We are currently evaluating 3rd party vendors to develop a custom NGS assay for Rett syndrome on a MiSeQ platform (Illumina) and offer it as a first line test for RTT in our CLIA lab in 2024.

BEYOND BRAIN HEALTH: UNIVERSAL SCREENING TEST

We believe our core miRNA technology is robust and applicable to early detection of disease pathology in different organs, not only in the brain, which enables a novel approach to screening whereby a battery of screening tests relying on organ-enriched miRNAs detect the presence of pathology in a given organ; where the detection of a pathology in an organ can result in more specific (and possibly expensive and or invasive) testing for a differential diagnosis of the disease.

In a proof-of-concept study, miRNA pairs comprised of select miRNAs enriched in the organs of the gastrointestinal (GI) and pulmonary systems effectively differentiated respective pathologies of the GI (esophageal, gastric or colon cancers (stages I and II), and Crohn’s disease) and lung (pneumonia, asthma, and non-small cell lung cancer (40% with stages I and II)) systems from age-matched controls and from each other with an overall accuracy of 90-96%.

The figure below summarizes the approach and principal findings:

(Journal of Translational Medicine, 2013, 11:304)

ANALYTICAL PLATFORM FOR PLASMA miRNA DETECTION

In 2023 we completed an analytical validation of plasma miRNA detection in DiamiR CLIA laboratory. The platform is based on Qiagen’s LNA qPCR technology.

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In this study, published in a peer-reviewed publication and reported at several scientific meetings (below), we have demonstrated that the 24 miRNA biomarker candidates comprising CogniMIR® panel, as well as additional miRNAs showing promise as RTT biomarker candidates, can be reliably and consistently detected in human plasma samples with the methods implemented at DiamiR CLIA laboratory. While stem-loop-based TaqMan and locked nucleic acid (LNA)-based qPCR assays are shown to produce highly consistent results, Qiagen’s LNA-based qPCR technology is better suited for a CAP/CLIA-certified clinical laboratory.

(Diagnostics, 2023, 13:2170; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation; Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation).

Publications and Presentations

During the last 12 years we published a number of peer-reviewed papers describing our technology for identification of miRNA biomarker pairs (the contents of these publications are not part of, and are not incorporated by reference into, this prospectus):

1.	Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment. Arzu Kunwar, Kenny Kwabena Ablordeppey , Alidad Mireskandari, Kira Sheinerman, Michael Kiefer, Samuil Umansky and Gyanendra Kumar. Diagnostics 2023, 13, 2170. https://doi.org/10.3390/ diagnostics13132170
2.	Evaluation of long-term COVID-19. Michael C. Kiefer and Samuil R. Umansky. Aging (Albany NY), 13(12): 15691–15693 (2021)
3.	Brain-enriched microRNAs circulating in plasma as novel biomarkers for Rett syndrome. Kira Sheinerman, Aleksandra Djukic, Vladimir G. Tsivinsky, and Samuil R. Umansky. PLOS ONE 14(7): e0218623 (2019)
4.	Aging and aging-associated diseases: a microRNA-based endocrine regulation hypothesis. Samuil Umansky. Aging, Theory, 10(10): 2557-2569 (2018)
5.	Age- and sex-dependent changes in levels of circulating brain-enriched microRNAs during normal aging. Kira Sheinerman, Vladimir Tsivinsky, Aabhas Mathur, Debra Kessler, Beth Shaz and Samuil Umansky. Aging, Research, 10(10): 3017–3041 (2018)
6.	Circulating brain-enriched microRNAs as novel biomarkers for detection and differentiation of neurodegenerative diseases. Kira S. Sheinerman, Jon B. Toledo, Vladimir G. Tsivinsky, David Irwin, Murray Grossman, Daniel Weintraub, Howard I. Hurtig, Alice Chen-Plotkin, David A. Wolk, Leo F. McCluskey, Lauren B. Elman, John Q. Trojanowski and Samuil R. Umansky. Alzheimer’s Research & Therapy, 9:89 (2017)
7.	Universal screening test based on analysis of circulating organ-enriched microRNAs: a novel approach to diagnostic screening. Kira S. Sheinerman and Samuil Umansky. Expert Review of Molecular Diagnostics, 3:329 (2015
8.	Analysis of organ-enriched microRNAs in plasma as an approach to development of Universal Screening Test: feasibility study. Kira S. Sheinerman, Vladimir G. Tsivinsky and Samuil R. Umansky. Journal of Translational Medicine, 11:304 (2013)

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9.	Plasma microRNA biomarkers for detection of mild cognitive impairment: biomarker validation study. Kira S. Sheinerman, Vladimir G. Tsivinsky, Laila Abdullah, Fiona Crawford and Samuil R. Umansky. Aging, 5: 925-938 (2013)
10.	Circulating cell-free microRNA as biomarkers for screening, diagnosis, and monitoring of neurodegenerative diseases and other neurologic pathologies. Kira S. Sheinerman and Samuil R. Umansky. Frontiers in Cellular Neuroscience, 7: 00150 (2013)
11.	Early detection of neurodegenerative diseases: Circulating brain-enriched microRNA. Kira S. Sheinerman and Samuil R. Umansky (Editorial). Cell Cycle, 12: 1-2 (2013)
12.	Plasma microRNA biomarkers for detection of mild cognitive impairment. Kira S. Sheinerman, Vladimir G. Tsivinsky, Fiona Crawford, Michael J. Mullan, Laila Abdullah, and Samuil R. Umansky. Aging, 4: 590-607 (2012)

Our data were also presented at numerous scientific and industry conferences, most recently:

Child Neurology Society, October 2023, Vancouver, Canada,

Rett Syndrome Foundation Research Trust Conference, September 2023, Boston MA,

Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands,

15TH Clinical Trials on Alzheimer’s Disease (CTAD), San Francisco, CA,

Alzheimer’s Association International Conference 2022, San Diego, CA.

Grants and Awards

Since its inception, we have raised over $9.7 million grant funding from government agencies and disease foundations. On October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded the Company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, the Company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

We have received, non-dilutive funding to support our work. Below is a summary of our awards to date:

* indicates grants from the National Institutes of Health (NIH).

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NIH/NIA SBIR CRP Grant Number 2R44AG044860-07 09/01/2020 – 04/30/2024

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease

Analytical validation of CogniMIR® miRNA panel, and other studies supporting commercialization of the test within a CLIA/CAP laboratory.

NIH/NINDS SBIR Phase I Grant Number R43NS115212. 09/30/2020 – 03/30/2023

Title: Circulating organ-enriched microRNAs as biomarkers of Rett syndrome.

NIH/NIA SBIR Phase IIB Grant Number 2R44AG044860-04 03/01/2017 – 08/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

The main goal of this Phase IIB study is to establish reliable pre-analytical protocol and analytical workflow for detection of brain-enriched microRNAs in plasma of AD patients and control subjects.

NIH/NIA, Grant Number 3R44AG044860-06S1 (Admin. Suppl.) 09/01/2019 – 02/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

Alzheimer’s Drug Discovery Foundation. Ref #: 201809-2016425 11/11/2019 – 11/10/2020

Title: Circulating brain-enriched microRNAs as peripheral biomarkers of neurodegeneration.

The main goal of this project is to assess associations between circulating brain-enriched microRNAs and known AD markers in preclinical AD samples from A4 prevention study.

NIH/NIA SBIR Phase II Grant Number 2R44AG044860-02 02/15/2015 – 01/31/2017

Title: Early detection of Alzheimer’s (MCI stage): Analysis of plasma cell-free miRNA.

The goal of this Phase II study was to provide further validation for the MCI microRNA signature using plasma samples from well-characterized heterogeneous cohorts and to define microRNA biomarker signatures for predicting AD “progressors” and for differentiating AD from other neurodegenerative diseases.

NIH/NIA SBIR Phase I Grant Number 1R43AG053116-01 06/01/2016 – 11/30/2016

Title: Circulating organ-enriched microRNAs as biomarkers of aging

The goal of this study was to analyze brain-enriched microRNA signatures detectable in plasma in the context of normal aging; the study was conducted in collaboration with the New York Blood Center.

Rett Syndrome Research Trust (2014 and 2015 awards) 12/01/2014 – 04/30/2016

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Rett Syndrome.

The goal of this study was to assess brain-enriched microRNA biomarkers in plasma samples of Mecp2 deficient male and female mice and controls.

NIH/NIA SBIR Phase I Grant Number 1R43AG044860-01 07/01/2013-12/31/2013

Title: Early detection of Alzheimer’s disease at MCI stage by analysis of cell-free miRNA in plasma.

The goal of this study was to assess feasibility of detecting MCI patients who would progress to AD dementia and to identify microRNA biomarker candidates for differentiating Alzheimer’s disease from Parkinson’s disease.

The Michael J. Fox Foundation for Parkinson’s Research Grant Number 9477 2014

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Parkinson’s disease.

The goal of this study was to test microRNA biomarker candidates using plasma samples collected from Parkinson’s disease patients and age-matched controls from the BioFIND clinical study.

IRS-QTDP 2011

Title: Development of ADmiR, molecular test for early detection and monitoring of Alzheimer’s Disease.

Early studies towards identification of microRNA biomarker candidates for Alzheimer’s Disease.

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Research & Development Strategy

We intend to conduct clinical development and launch CogniMIR® as a Laboratory Developed Test (LDT) using our CLIA-certified, CAP accredited laboratory based in New Haven CT.

According to the FDA’s guidance, “a laboratory developed test (LDT) is a type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory. LDTs can be used to measure or detect a wide variety of analytes (substances such as proteins, chemical compounds like glucose or cholesterol, or DNA), in a sample taken from a human body. Some LDTs are relatively simple tests that measure single analytes, such as a test that measures the level of sodium. Other LDTs are complex and may measure or detect one or more analytes. For example, some tests can detect many DNA variations from a single blood sample, which can be used to help diagnose a genetic disease. Various levels of chemicals can be measured to help diagnose a patient’s state of health, such as levels of cholesterol or sodium. While the uses of an LDT are often the same as the uses of FDA-cleared or approved in vitro diagnostic tests, some labs may choose to offer their own test. For example, a hospital lab may run its own vitamin D assay, even though there is an FDA-cleared test for vitamin D currently on the market.”

While our plan is to validate the CogniMIR® miRNA panel in our lab, we are also studying the feasibility of offering protein biomarker testing, including but not limited to, pTau-181, pTau-217, Neurofilament Light (NfL), Ab42/40 and TDP43 in our lab. There are a number of platform technologies (ELISA, Mass Spec, PCR) from various vendors that could be implemented in our lab. In 2023, we completed the analytical and clinical validation of our APOE Genotyping assay under CLIA guidelines. APOE4 is a known genetic risk factor for AD (https://www.nia.nih.gov/health/genetics-and-family-history/alzheimers-disease-genetics-fact-sheet). As part of our bi-annual CLIA lab inspection, the supporting data for our APOE test were reviewed in June 2023 and passed all requirements for our CLIA license. As a result, our CLIA license is now valid until June 2025.

The totality of our analytical validation work demonstrated the performance characteristics of the test method to ensure its accuracy, precision, Limit of Detection, and reliability under CLIA guidelines, before it is used for clinical diagnosis or research purposes.

APOE Genotyping test was validated and carried out at our lab by using the TaqMan assays for two SNP locations on the APOE gene, to detect the presence of either APOE alleles (E2/E2, E2/E3, E2/E4, E3/E3, E3/E4 and E4/E4) in the samples. A total of 10 pre-identified samples were utilized in this validation study to determine precision, lower limit of detection (LOD), and accuracy analysis of the APOE Genotyping test. Evaluation of precision was done by assessing the repeatability (within-run), and reproducibility (multiple runs within the lab) of the generated results. Two different results (raw Ct data and APOE Genotype calls) were analyzed for the test validation. Both results were found to be reproducible, repeatable, and accurate in all the experimental settings, which demonstrated that the DiamiR lab developed APOE Genotyping test is accurate in detecting APOE genotypes of a patient. This was further confirmed by a 100% accuracy measurement of the APOE Genotyping test carried out in the lab. Furthermore, our APOE Genotyping test is highly robust as reproducible and accurate APOE genotypes were obtained successfully in wide range of DNA concentrations (0.7ng-50ng).  Based on the robustness, moving forward the lab could set a criterion for minimal gDNA requirement to be 0.7ng or 1ng for testing clinical samples. Based on these data, APOE Genotyping test is ready to be used in DiamiR lab for commercial purposes.

A recent paper published in Nature Medicine titled “APOE4 homozygozity represents a distinct genetic form of Alzheimer’s disease” (Nature Medicine, 2024, https://doi.org/10.1038/s41591-024-02931-w) demonstrated that APOE4 homozygotes, i.e. people who carry two copies of this Alzheimer’s risk gene, represent a genetic form of AD, suggesting the need for broader biomarker testing and “individualized prevention strategies” in clinical trials. A number of companies, for example Alzheon and NextCure, are pursuing APOE4 as a target for therapeutic intervention.

For pharma services contract work, we may use a 3rd party lab for protein biomarker testing. This would free up capacity in our lab for clinical validation work while generating near-term revenue for the company. We have identified two potential partner labs for this work and are conducting our diligence on their capabilities.

Laboratory Information Management Systems

Our future clinical services will be largely dependent on our internally developed Laboratory Information Management System or LIMS, which is our automated basis of managing operations and storing data and customer information. This LIMS was developed to meet our CLIA/CAP regulatory requirements and was reviewed as part of our most recent CLIA inspection in 2023, which we passed. Currently the LIM System is fully operational.

Our Clinical Research Collaborators

As stated elsewhere in this document, we currently have ongoing collaborations with: The Trustees of the University of Pennsylvania, Alzheimer’s Therapeutic Research Institute of University of Southern California, Brain Health Imaging Institute of Weill Cornell Medicine (BHII), and New York University School of Medicine. These institutions provide DiamiR with well-characterized plasma samples and associated demographic and clinical data for the analysis.

We previously collaborated with The Roskamp Institute Memory Center, Sarasota, FL; Washington University Alzheimer’s Disease Research Center; Center for Neurodegenerative Disease Research at University of Pennsylvania; Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core at University of California, San Diego (UCSD); Tri-State Rett Syndrome Center at Montefiore Medical Center, Albert Einstein College of Medicine; and New York Blood Center, Inc.

These organizations have provided, and may continue to provide, DiamiR with plasma samples, and accompanying clinical data as available, including disease status, patient demographics, neuroimaging data, CSF biomarkers analysis, cognitive assessment parameters, and accompanying diseases outcomes. DiamiR works, and will continue to work, closely with the researchers and physicians at the centers to ensure that the available clinical data is properly interpreted.

Intellectual Property

Our business relies on proprietary technologies and product branding. Our policy is to seek patent protection domestically and internationally and trademark registration for valuable assets, as appropriate, and maintain other aspects of our proprietary platform, processes, and know-how as trade secrets.

In February 2014 the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 8,648,017, entitled “Methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.” The patent, which is set to expire in November 2030, claims the use of methods developed by DiamiR for early detection and diagnosis of neurodegenerative diseases (NDs).

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In total, we have seven families of issued patents.

The table below contains the patent listing and country of issue for all of our 51 issued patents. We have an obligation to pay annual fees to keep these patents active in the different territories that have issued the patents.

DiamiR Patents Issued or Allowed as of 1Q/2024

Intellectual Property

The following provides a general description of our patent portfolio and is not intended to represent an assessment of claim limitations or claim scope. Included in the portfolio are seven (7) patent families.

On February 11, 2014, the United States Patent and Trademark Office (“USPTO”) issued to the Company U.S. Patent No. 8,648,017, entitled “Methods of Using Small RNA from Bodily Fluids for Diagnosis and Monitoring of Neurodegenerative Diseases.” The patent, which is set to expire on November 4, 2030, claims the use of methods developed by DiamiR for detecting neurite destruction and synapse loss, associated with a neuronal pathology, prior to neuronal cell death as well as methods for monitoring changes in neurite destruction and synapse loss associated with development of a neuronal pathology and monitoring the effect of a treatment on neurite destruction and synapse loss in a subject suffering from a neuronal pathology. In addition, foreign counterparts to the U.S. patent have been granted in Canada, Switzerland, Germany, Spain, France, United Kingdom, Ireland and Italy.

On October 31, 2017, the USPTO issued to the Company U.S. Patent No.9,803,242, entitled “ miRNA - Based Universal Screening Test (“UST”). The patent, which is set to expire on December 26, 2032, claims the use of methods developed by DiamiR for selecting subjects for administering one or more disease-specific diagnostic tests to identify a specific pathology in the gastrointestinal (GI) system and/or the respiratory system and/or the nervous system (and further determine if such pathology is an inflammation or cancer). On November 12, 2019, the USPTO issued to the Company a second U.S. Patent No. 10,472,681 with related claims directed to selecting subjects for administering one or more disease-specific diagnostic tests to identify a specific pathology in lung or in a gastrointestinal (GI) organ, which is set to expire on April 18, 2032. In addition, foreign counterparts to the U.S. patents have been granted in Australia, Canada, China, Switzerland (2), Germany (2), Spain, France (2), United Kingdom (2), Ireland, Italy, and Japan.

On January 31, 2017, the USPTO issued to the Company U.S. Patent No.9,556,487, entitled “Methods of using miRNA from bodily fluids for early detection and monitoring of Mild Cognitive Impairment (“MCI”) and Alzheimer’s disease (“AD”). The patent, which is set to expire on February 19, 2033, claims a method developed by DiamiR of treating MCI or pre-MCI in a subject without clinical symptoms of dementia. On April 2, 2019, 2019, the USPTO issued to the Company a second U.S. Patent No. 10,246,747 which claims a method for identifying a compound useful for slowing the progression or treating Pre-MCI or MCI and a method for determining the effectiveness of a pre-MCI or MCI treatment in a subject, which is set to expire on April 18, 2032. In addition, foreign counterparts to the U.S. patents have been granted in Australia, China (2), Switzerland, Germany, France, United Kingdom, Ireland, and Japan.

On August 24, 2021, the USPTO issued to the Company U.S. Patent No. 11,098,362, entitled “Methods of using miRNAs from bodily fluids for detection and monitoring of Parkinson’s disease (PD)”. The patent, which is set to expire on November 17, 2034, claims a method developed by DiamiR for monitoring the effect of a treatment on development of PD and a method for identifying a compound useful for slowing down the progression or treating PD in a subject who had been previously diagnosed with PD. In addition, foreign counterparts to the U.S. patent have been granted in Canada, China, Switzerland, Germany, Spain, France, United Kingdom, Ireland, Italy and Japan.

On September 22, 2020, the USPTO issued to the Company U.S. Patent No. 10,781,487, entitled “MiRNA-Based Methods for Detecting and Monitoring Aging”. The patent, which is set to expire on July 24, 2038, claims a method developed by DiamiR for monitoring the rate of progression of brain aging in a subject and a method for monitoring the effect of a treatment on progression of brain aging.

On October 19, 2021, the USPTO issued to the Company U.S. Patent No. 11,149,313, entitled, “Methods of Using MiRNAs from Bodily Fluids for Detection and Differentiation of Neurodegenerative Diseases”. The patent, which is set to expire on April 9, 2037, claims a method developed by DiamiR for detecting a neurodegenerative disorder (ND) in a subject , wherein the ND is frontotemporal dementia (FTD) or amyotrophic lateral sclerosis (ALS) (and further differentiating between FTD or ALS and other neurodegenerative disorders) as well as a method for monitoring changes in development of FTD or ALS in a subject and a method for monitoring the effect of a therapeutic agent on development of FTD or ALS. In addition, a foreign counterpart has been allowed in the European Patent Organization.

On April 13, 2021, the USPTO issued to the Company U.S. Patent No. 10,975,436, entitled “Methods of Using miRNA from Bodily Fluids for Diagnosis and Monitoring of Neurodevelopmental Disorders”. The patent, which is set to expire on February 26, 2037, claims methods developed by DiamiR for detecting Rett Syndrome (RTT), monitoring changes in development of RTT, and treating RTT in a subject, or selecting subjects for enrollment in a clinical trial involving treatment of RTT, as well as methods for monitoring the effect of a treatment on development of RTT and methods for identifying a compound useful for slowing down the progressing or for treating RTT in a subject.

Our team has developed a substantial know-how in extracting, detecting, and analyzing miRNAs. All statistical analyses are performed with the proprietary software developed by the Company, which is currently maintained as trade secret. Data analysis performed with our software will become an integral part of the tests developed by the Company.

We also plan on seeking trademark protection for commercially valuable products we develop. At the date of this prospectus U.S. Federal trademark registrations for the marks CogniMIR® and DiamiR® have been issued by the USPTO.

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Market Size and Competition

US market opportunity for CogniMIR® in selection of early-stage patients for clinical trials – the following key market statistics are relevant for assessment of the overall size of this opportunity are compiled by the Alzheimer’s Association (alz.org):

●	The population of Americans age 65 and older is projected to grow from 58 million in 2021 to 88 million by 2050.
●	The percentage of people with Alzheimer’s dementia increases with age: 5.0% of people age 65 to 74, 13.1% of people age 75 to 84, and 33.2% of people age 85 and older have Alzheimer’s dementia.
●	Almost 2/3 of American with AD are women. Of the 6.7 million people age 65 and older with Alzheimer’s dementia in the United States, 4.1 million are women and 2.6 million are men. This represents 12% of women and 9% of men age 65 and older in the United States.
●	By 2025, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 7.2 million — an 11% increase from the 6.7 million age 65 and older affected in 2023.

●	The figures in the table above only reflect information pertaining to the United States.
●	By 2060, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 13.8 million, barring the development of medical breakthroughs to prevent, slow or cure Alzheimer’s disease.
●	220+ clinical trials on MCI / AD are currently ongoing in the US; average number of patients: 220 per trial (source: clinicaltrials.gov);
○	The total number of patients screened per trial is at least the number of patients enrolled and frequently two to five times greater.

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Broad screening of population in high-risk groups (e.g. for AD registries) presents a separate business opportunity for CogniMIR®.

By 2025, an estimated 7.2 million Americans will develop Alzheimer’s dementia. This number is expected to reach 13.8 million by 2060. Data suggest that annually about 500,000 cases are detected in the US. Based on the population statistics the number of new AD cases in Europe can be estimated at 830,000 per year and in Japan at 216,000 cases per year.

The potential worldwide market for AD diagnostic tests is driven not only by AD patients, but also by the millions of aging baby boomers (approaching age 65 as well as those in their 50s) considered as high risk for AD. The US population of 65+ year-olds is currently 58 million and is estimated to reach 88.5 million by 2050.

Studies from Harvard and Tufts Medical Center establish a high level of interest in early detection of AD and report that 66% – 70% of respondents would like to be screened for AD even if no treatment is available [Harvard study: Alzheimer’s Research & Therapy 2013, 5:43; telephone survey of 2,678 respondents from the US, France, Germany, Poland, Spain; Tufts study: Health Econ 2012, 21:238; internet survey of 1,463 US respondents].

A survey by Alzheimer’s Association also highlighted consumers’ attitudes regarding pre-symptomatic testing for AD:

https://www.alz.org/media/Documents/alzheimers-facts-and-figures.pdf

Initial focus

Since our 24-microRNA panel for risk assessment of Alzheimer’s disease, CogniMIR® is now analytically validated, our miRNA panel can be used to screen patients for MCI and AD clinical trials. In order to satisfy CLIA requirements, for analytical validation, we performed studies to demonstrate the assay’s performance characteristics, including:

●	Accuracy
●	Precision
●	Reportable range
●	Reference intervals/range

The results of this validation work were published in Journal Diagnostics, in July 2023: “Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment”. Kunwar et.al, Diagnostics 2023, 13, 2170. We believe our test can be launched as an LDT under current FDA guidelines. Should the FDA guidelines change in the future and require FDA approval of our CogniMIR® test, it will increase the time, costs, resources and risk of the test launch.

In this study, intra-run Ct correlation between the replicates obtained from two days for two operators was determined by creating a scatterplot and identifying the R2 value. For the intra-run analysis, each graph consisted of n = 192 Ct data points (4 samples × 24 miRNAs × 2 replicates). For each operator, the Cts from the first replicates were plotted against the Cts from the second replicates for Day 1 and Day 2. The R2 values were plotted against the Cts from the second replicates for Day 1 and Day 2. The R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for Operator 1 were 0.99 and 0.94. Similarly, the R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for operator 1 were .99 and .94, respectively. The R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for Operator 2 were both 0.95. The intra-run Ct correlation between the two replicates for the two operators on both days was R2 = 0.93 to 0.99.

According to clinicaltrials.gov, there are more than 250 MCI trials in Phase 1 and Phase 2, and more than 400+ PD trials currently ongoing. Analyses of recent trials indicate the need for a noninvasive inexpensive screening tool.

As of September 2023, 62 phase I and early phase I studies are listed as currently recruiting or are active on clinicaltrials.gov. An additional 94 trials are recruiting in phase 2. Although there is no guarantee, we believe that penetrating this market could result in near term revenues (within the next 12 months) for the Company and provide a significant growth opportunity for us.

High screen failure rates (estimated: 50% for mild to moderate Alzheimer’s trials and up to 80% for prodromal trials) result in lengthy recruitment and significantly increase the cost of trials. A Cleveland Clinic study concluded that the failure rate for AD drug development reached 99.6% in 2002-2012. Drug developers are focusing now on developing treatments that can have an impact on AD earlier in the pathology if the disease, and hence, diagnostic tools that could identify the disease early are needed to enable the development and use of such new treatments.

Our plan for CogniMIR® is to be initially launched and performed in our CLIA lab facility with an expected capacity to perform at 3,500 to 5,000 tests per year. The test will be used as a stratification tool for patient inclusion/exclusion into AD and MCI trials, allowing us to act as a CRO to support such studies.

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In parallel, we plan on launching the clinical version of our test, and plan for a validation study of CogniMIR® to commence in 2H 2024. This study will be designed to measure the test’s performance criteria including its Sensitivity, Specificity, and Negative and Positive Predictive Values. Our ultimate goal is to make CogniMIR® a risk assessment tool that incorporates miRNAs, blood protein biomarkers and demographic datapoints to generate a risk score that allows physicians and patients make treatment decisions based on each patient’s unique biomarker profile.

We will work closely with KOLs to build a large database of clinical data. The database will include the data from both prospective studies conducted for clients and from archived samples already collected at academic research centers. We intend to publish the results of the analysis in peer-reviewed journals.

Competition

The table below summarizes types of biomarkers, which are currently used and are being developed within the industry for the detection of MCI and AD.

Based on the information available at the time of this prospectus, a number of companies are currently developing molecular assays for early detection of AD, including but not limited to: Quanterix, C2N Diagnostics, ALZPath, Cognoptix, Eli Lilly, LabCorp, NanoSomiX, NeuroTrack, Esya Labs, Brain Spec, Cogni.Dx, Roche, and Quest Labs. A number of academic groups are also pursuing identification of AD biomarkers.

Quanterix (via its subsidiary Lucent Diagnostics), C2N Diagnostics, and Quest Labs have launched commercial LDTs for AD based on select protein biomarkers (Ab42/40, p-Tau217, and p-Tau181). We are not aware of any companies offering commerical miRNA-based tests for brain health at this time.

Advantages of Our Technology

Key advantages of our technology include the following:

●	Our novel proprietary approach allows detecting molecular signatures of brain health in blood;

●	Liquid biopsy, blood-based, tests are noninvasive, are potentially less expensive than current tests that rely on neuroimaging technologies and analysis of biomarkers in cerebrospinal fluid, and are therefore suitable for primary screening;

●	The proof-of-concept data generated to date indicates our approach may allow detecting and differentiating pathologies with high degree of accuracy; and

●	Our technology is complementary, and potentially synergistic, to other diagnostic platforms, such as imaging and/or blood protein biomarkers.

Our tests are currently not commercially available. If the tests are successfully developed and launched, we believe that we will compete primarily on the basis of:

●	Clinical validation of our biomarker panels using samples from large heterogeneous cohorts from both retrospective and prospective clinical studies, including demonstration of correlation of our biomarkers with currently used biomarkers of AD and of the ability of our tests to specifically identify AD, and differentiate it from other NDs;

●	Our ability to identify MCI, and predict whether a patient is likely to progress to AD or other NDs;

●	Our ability to monitor disease progression and response to treatment;

●	Ease of use of our tests: they are noninvasive, based on analysis of plasma;

●	Potential cost advantage of our tests compared to imaging and analysis of cerebrospinal fluid biomarkers;

●	Our collaborations with high profile academic clinical centers; and

●	Value to customers (e.g. asymptomatic subjects in high-risk groups) promoting repeat testing (e.g. annual screening).

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We believe that our success will depend on our ability to expeditiously:

●	Launch the tests in the US and expand in countries outside of the US;

●	Continue to innovate and maintain scientifically advanced technology;

●	Market and sell our tests, initially as a clinical research tool for pre-selection of patients for AD trials;

○ Expand our tests to provide information on other NDs;

●	Optimize our sample collection process;

●	Publish clinical studies in peer-reviewed journals;

●	Continue to validate our tests, especially with respect to treatment benefit;

●	Attract and retain skilled personnel;

●	Protect our products and technology with patents;

●	Assure the quality of our LDTs produced under FDA and CLIA guidelines;

●	Assure that the CLIA lab where tests are produced continue to maintain all appropriate licenses; and

●	Meet necessary regulatory requirements.

Payment and reimbursement

The principal groups that we expect to pay for our molecular testing services include:

●	Biopharmaceutical companies conducting clinical trials;

●	Clinical centers, including memory, brain health and geriatric centers that will pay negotiated rates for their clinicians’ test orders;

●	Commercial third-party payors, based on existing or novel Current Procedural Terminology (CPT) and/or PLA codes;

●	Government and private payors, with whom we plan to initiate a dialog and to submit relevant applications as soon as feasible; and

●	Patients and at-risk individuals who pay co-payments, deductibles and other amounts that we are unable to collect from their health insurers.

After this offering, we plan to expand our team with reimbursement and regulatory experts, and we will work diligently towards securing reimbursement based on current regulations. We plan on creating a clinical dossier compromised of peer-review publications on the following 4 key areas:

1.	Analytical Validation-The assay correctly and reproducibly tests for specific analytes / targets

2.	Clinical Validation- The assay’s target analytes rule-in or rule-out a disease

3.	Clinical utility-The test results in changes with physician behavior or patient treatment

4.	Cost-effectiveness and economic health benefits - The test saves the healthcare system money, either by reducing unnecessary treatment, improving outcomes or other measures.

A robust clinical dossier is a critical tool for successful reimbursement discussions with payors. Our management team has experience with, and understands the process, and will focus its efforts to gain insurance coverage in a timely manner.

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Accurate early diagnostics of AD will improve effectiveness of future cost of care for AD. The current cost of care for AD and AD related issues is estimated to be around $345B annually and is expected to reach $1Trillion by 2050.

*https://www.alz.org/media/Documents/alzheimers-facts-and-figures.pdf

Strategies and products designed for early identification of AD are key to reducing the financial burden of AD to payors, caregivers and families of those impacted by this disease. Thus, the use of CogniMIR® and our other future tests align with payors’ goals to improve the affordability and efficacy of diagnosis and treatment for AD.

Other supportive publications on cost effectiveness of early intervention include:

“Evaluation of the Cost-effectiveness of Drug Treatment for Alzheimer Disease in a Simulation Model That Includes Caregiver and Societal Factors.” Ito et. al. JAMA Netw Open. 2021 Oct; 4(10): e2129392. Published online 2021 Oct.22. doi: 10.1001/jamanetworkopen.2021.29392PMCID: PMC8536950. PMID: 34677596

“Assessing the Cost-effectiveness of a Hypothetical Disease-modifying Therapy With Limited Duration for the Treatment of Early Symptomatic Alzheimer Disease.” Boustani et. al., Clinical Therapeutics. Volume 44, Issue 11, November 2022, Pages 1449-1462. https://doi.org/10.1016/j.clinthera.2022.09.008

https://cevr.tuftsmedicalcenter.org/publications/valuing-alzheimer-disease-therapies-considering-costs-and-benefits-beyond-the-patient

“Early intervention in Alzheimer’s disease: a health economic study of the effects of diagnostic timing” Barnett et al. BMC Neurology 2014, 14:101].

Regulations

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

In the United States, as a diagnostic service provider, we are required to hold certain federal and state licenses, certifications and permits to conduct our business. As to federal certifications, in 1988, Congress passed the Clinical Laboratory Improvement Amendments, or CLIA, establishing quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. All our tests will be validated and performed at our laboratory, which is CLIA certified and additionally accredited by the College of American Pathologists, or CAP, a CLIA approved accrediting organization.

Under CLIA, a laboratory is any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA also requires that a laboratory holds a certificate applicable to the type of work performed and complies with certain standards. CLIA further regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Laboratories must register and list their tests with CMS, the agency that oversees CLIA; are subject to survey and inspection every two years to assess compliance with program standards; and may be subject to additional unannounced inspections.

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State Laboratory Testing – Several states require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York State requires a laboratory to hold a permit, which is issued after an on-site inspection and approval of testing methodology, and has various requirements over and above CLIA. For development of our tests, we plan to partner with CLIA-certified laboratories that are also licensed in all or almost all states, including New York. All our tests will be developed as laboratory-developed tests (LDTs).

FDA

The United States Food and Drug Administration, or FDA, regulates the sale and distribution in interstate commerce of medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, including in vitro diagnostic devices (IVDs), reagents and instruments used to perform diagnostic testing. Devices must undergo premarket review by FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to FDA’s exercise of enforcement discretion.

Similar to any academic laboratory or commercial laboratory, we cannot assure that CogniMIR® and our future products will not require in the future FDA approvals outside of current guidelines for LDTs, or, in such an event, that such approval or clearance would be forthcoming.

Regardless of the regulatory framework, DiamiR intends to conduct multiple clinical studies in support of the analytical and clinical validity claims of our diagnostic tests. These studies will continue after our tests are launched to accumulate additional data and further evaluate benefits for patients and to inform healthcare providers. The results of the clinical testing will be fully communicated to the medical and scientific communities.

We plan on launching our products under Lab Developed Test (LDT) path to market in accordance with FDA’s May 2024 guidelines.

For decades, the FDA considered a laboratory developed tests (LDTs) to be a test that is intended for clinical use and that is developed, validated, and performed within a single laboratory that is certified under the Clinical Laboratory Improvement Amendments of 1988 (CLIA) and meets the regulatory requirements under CLIA to perform high complexity testing. The FDA has historically asserted its authority to regulate LDTs as medical devices under the FDCA, but it has generally exercised enforcement discretion with regard to LDTs. This means that even though the FDA believes it can impose regulatory requirements on LDTs, such as requirements for premarket review, de novo classification, or clearance of LDTs, it has generally chosen not to enforce those requirements. The FDA has, on occasion, sent warning letters to laboratories offering LDTs that the agency believed were not eligible for enforcement discretion because of how they were developed, validated, performed, or marketed and consequent risks to the public.

In an effort to ensure the safety and effectiveness of LDTs, on May 6, 2024, the FDA published the final rule on the regulation of LDTs. The new rule follows more than a decade of efforts both by the FDA to clarify the regulatory status of LDTs and Congress to reform the regulatory framework of in vitro diagnostics (IVDs), including LDTs. The rule explicitly states that IVDs offered as LDTs fall under the FDCA and the FDA will phase out its general enforcement discretion approach for most LDTs. The new rule will phase-out enforcement discretion over a period of four years and require compliance with device registration and listing requirements, medical device reporting requirements, 510(k) clearance, denovo authorization or Premarket Approval and the requirements of the FDA’s Quality System Regulation.

The final rule also includes a detailed plan to phase out the existing default posture of enforcement discretion for LDTs. This transition period described in the final rule would apply broadly, encompassing “LDTs by laboratories that are certified under CLIA and that meet the regulatory requirements under CLIA to perform high complexity testing, even if those IVDs do not fall within FDA’s traditional understanding of an LDT because they are not designed, manufactured, and used within a single laboratory,” though certain carveouts were included for LDTs that have previously been outside of enforcement discretion (e.g., laboratory tests for emergency use) as well as “1976-Type LDTs” and tests intended solely for forensic purposes. LDTs approved by the New York State Department of Health’s Clinical Laboratory Evaluation Program are also excluded from the FDA’s premarket review requirements.

The final phase of the transition period would conclude with the end of the agency’s general enforcement discretion approach with respect to premarket review requirements for moderate-risk and low-risk IVDs that require premarket submission four years after the publication date of the final rule.

FDA plans to use a “phaseout policy” to transition currently marketed LDTs to regulated medical devices. The phaseout policy will be in five stages and is set forth below:

●	Stage 1. Beginning on May 6, 2025, which is one year after the publication date of the final LDT rule, FDA will expect compliance with medical device reporting (MDR) requirements, correction and removal reporting requirements, and QS requirements regarding complaint files.
●	Stage 2. Beginning on May 6, 2026, which is two years after the publication date of the final LDT rule, FDA will expect compliance with requirements not covered during other stages of the phaseout policy, including registration and listing requirements, labeling requirements and investigational use requirements.
●	Stage 3. Beginning on May 6, 2027, which is three years after the publication date of the final LDT rule, FDA will expect compliance with QS requirements (other than requirements regarding complaint files which are already addressed in Stage 1).
●	Stage 4. Beginning on Nov. 6, 2027, which is 3½ years after the publication date of the final LDT rule, FDA will expect compliance with premarket review requirements for high-risk IVDs offered as LDTs (IVDs that may be classified into Class III or that are subject to licensure under Section 351 of the Public Health Service Act), unless a premarket submission has been received by the beginning of this stage in which case FDA intends to continue to exercise enforcement discretion for the pendency of its review.
●	Stage 5. Beginning on May 6, 2028, which is four years after the publication date of the final LDT rule, FDA will expect compliance with premarket review requirements for moderate-risk and low-risk IVDs offered as LDTs (that require premarket submissions), unless a premarket submission has been received by the beginning of this stage in which case FDA intends to continue to exercise enforcement discretion for the pendency of its review available.

As a result of these new guidelines, we must register our product and begin the premarket review process. Clinical development labs must now account for the five concepts below. Each of these concepts brings with it additional risks and costs and may result in delays for product launches. The five concepts are:

●	Understanding the Expanded Definition of LDTs and IVDs. The FDA has decided to redefine LDTs, and this redefinition underscores the intent to bring LDTs into the same regulatory fold as other medical devices.

●	Be aware of Rigorous Compliance requirements in 2025 and beyond Because LDTs now fall under the IVD umbrella, they are subject to the FDA’s medical device regulatory requirements. Clinical labs must not only improve and upgrade their quality systems, but also navigate the potential complexities arising from this regulatory shift, particularly in terms of trial design and evidence generation. These are significant risks that may negatively impact clinical labs if not managed correctly.

●	Re-evaluating Existing LDTs The rule does not automatically “grandfather” any of the LDTs currently in use. This means re-evaluation and potentially recalibrating existing LDTs to align with the new FDA requirements. Companies must form a deep understanding of these new definitions and requirements and devise an appropriate strategy.

●	Understanding exemptions offered in the new guidelines Despite its dramatic changes, the rule does allow for select exemptions. Companies need to understand these exemptions to manage their organizations effectively.

●	Manage Implementation of the new requirements into product development activities By outlining a phased approach to transition away from their policy of enforcement discretion for LDTs, FDA is acknowledging the complications of implementing these new regulations. To manage their regulatory risk, clinical labs must incorporate FDA requirements into their product development activities. This will require new expertise in regulatory/quality assurance, potentially increasing the risk, costs and timelines for product launches.

Now that the FDA has published its final guidelines, we will implement appropriate measures to meet these new regulatory requirements, since CogniMIR®, and any other similar product we market in the future, will be reviewed as a medical device under the new guidelines. Based on the new guidelines, we need to comply with premarket review requirements by November 6, 2027. Accordingly, we will engage experts who can help ensure compliance with such requirements.

LDTs, like other IVDs, can be used to measure or detect a wide variety of substances, analytes, or markers in the human body, such as proteins, glucose, cholesterol, or nucleic acids (DNA or RNA), to provide information about a patient’s health, including to diagnose, monitor, or determine treatment for diseases and conditions. Diagnostic tests are used in a growing number of health care decisions, and concerns about the safety and effectiveness of these tests have been raised for many years.

HIPAA and HITECH

Under the provisions of the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, the United States Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of protected health information (PHI) used or disclosed by health care providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common health care transactions.

The privacy regulations cover the use and disclosure of PHI by health care providers. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a health care provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI.

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These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information.

Federal, State and Foreign Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any health care item or service reimbursable under a governmental payor program.

Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal health care program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests and providing anything at less than its fair market value. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties, and exclusion from participation in federal health care programs. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Legislation defining two new federal crimes related to health care was recently enacted: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the health care industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each false claim.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

In Europe various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

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Properties.

We currently lease an office at the Princeton Research Center in Monmouth Junction, NJ at a monthly rental rate of $449 pursuant to a one-year lease agreement amendment dated August 19, 2014 with an option to renew the lease for another year. Computational work, experimental design, and data analysis are done on premises.

We acquired a CLIA certified, CAP accredited laboratory space in New Haven CT in April 2021. We operate this lab with DiamiR employees and pay a monthly fee of $3,461 for its rent.

While we believe that our current facility is adequate to meet our near term objectives, we may need additional space for laboratory operations in the future, and may look to expand our current lab, or invest in a developing a larger facility as our needs evolve.

MANAGEMENT

Directors and Executive Officers

The table below lists our officers and directors, as well as director nominees, as of the date hereof. Dr. Umansky and Dr. Sheinerman have a father/daughter relationship.

Each director shall henceforth be elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. Also provided herein are brief descriptions of the business experience of each director, executive officer and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. None of our officers or directors is a party adverse to us or has a material interest adverse to us.

Name	Age	Position
Alidad Mireskandari	56	Chief Executive Officer, Director*
Kira S. Sheinerman	54	Chairperson of the Board of Directors, Secretary and Treasurer
Samuil Umansky	82	Chief Scientific Officer
Gary Anthony	63	Chief Financial Officer**
Chris Bernard	56	Director*
Laura A. Philips	66	Director*
Eugene W. Williams	64	Director*

* These individuals have indicated his/her individual consent to occupy such position upon listing of our Common Stock on a national exchange and such persons are collectively referred to herein as the “Director Nominees”

** Mr. Anthony shall step into his role as Chief Financial Officer immediately after the consummation of this offering.

Alidad Mireskandari, PhD, MBA, Chief Executive Officer, Director. Dr. Mireskandari joined DiamiR in July 2022, and has over 12 years of life sciences industry experience with a focus on molecular diagnostic test development and commercialization, including regulatory and reimbursement expertise. Dr. Mireskandari most recently served as Chief Development Officer of Interpace Biosciences from 2013 to 2022, and prior to that as President & CEO of JS Genetics from 2009 to 2013. From 2000 to 2009, Dr. Mireskandari was a hedge fund manager in charge of Life Sciences trading portfolios of Nomura Securities, BNP Paribas and Raeburn Advisors. Prior to this experience, he was a consultant with PRTM’s life sciences industry group from 1998 to 2000 and a research fellow at National Institutes of Health’s National Cancer Institute from 1990 to 1996. Dr. Mireskandari holds his Ph.D. in Generics from George Washington University and his MBA from the University of Michigan Ross School of Business.

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Kira S. Sheinerman, PhD, MBA, Chairperson. Kira Sheinerman joined DiamiR in September 2009, and is DiamiR’s Co-Founder and Executive Director. Dr. Sheinerman was also Executive Chairman of DiamiR, LLC prior to and after the Share Exchange. Since November 2015, Dr. Sheinerman has served as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co., where she works on financial and strategic transactions for growth life sciences companies. Previously, she was a Managing Director of Healthcare Investment Banking at Burrill & Company from 2012 to 2013 and Rodman & Renshaw from 2005 to 2012. Prior to investment banking, Dr. Sheinerman worked at the Arcus group, a life sciences strategic consulting firm. From 2010 to 2021 she served as a board member of the Boyce Thompson Institute, an affiliate of Cornell University; from 2015 through 2018 she served as the co-chair of Alzheimer’s Association Business Consortium; and from 2020 to 2023 she served as the senior strategic consultant to Aptorum Group (NASDAQ: APM). In 2008-2009, Dr. Sheinerman chaired the Board Executive Committee of Xenomics (now Cardiff Oncology; NASDAQ: CRDF). Dr. Sheinerman received her Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine for her work on molecular mechanisms of Alzheimer’s Disease. Dr. Sheinerman also holds an Honors MBA from the Zicklin School of Business, Baruch College/CUNY.

Samuil Umansky, MD, PhD, DSci, Chief Scientific Officer. Samuil Umansky joined DiamiR in September 2009, and is DiamiR’s Co-Founder and CSO. Dr. Umansky is an experienced biotech entrepreneur and inventor. Previously, from 1999 to 2009, Dr. Umansky co-founded and served as the Chief Scientific Officer and President of Xenomics (now Cardiff Oncology; NASDAQ: CRDF), where he and his colleagues developed the cell-free transrenal nucleic acids technology for detection and monitoring of various cancers. From 1993 to 1999, he served as Director of Cell Biology, Vice President of Molecular Pharmacology, and Chief Scientific Officer of LXR Biotechnology, and led the discovery of SARPs/sFRPs, a new family of genes involved in regulation of Wnt-signaling pathway. Prior to joining LXR, Dr. Umansky was a professor at the Institute of Biological Physics of the USSR Academy of Science from 1976 to 1993. He was among the first scientists to study apoptosis, or programmed cell death. Dr. Umansky conducted pioneering studies on DNA degradation in dying cells and proposed a hypothesis on the existence of a genetic cell death program, its evolutionary origin and role in carcinogenesis, concepts that later became widely accepted. Dr. Umansky has published more than 160 articles and is an inventor of over 80 US and international patents. He completed his medical training at Bogomolets National Medical University, Ukraine and graduate training at the Institute of Biological Physics, Russia.

Gary Anthony, Chief Financial Officer. Gary Anthony is an independent consultant providing management and support services to pre-IPO and smaller reporting public companies with respect to accounting, financial reporting, and internal controls. Since November 2022, Mr. Anthony has served the Company as a financial consultant and immediately following the consummation of this offering, he will step into the role of Chief Financial Officer. Since 2022, Mr. Anthony has primarily provided interim controller and financial reporting services to various such companies in pharmaceutical, software, manufacturing, and service industries. From 2020 to 2022 he served as Controller of IPKeys Power Partners and from 2019 to 2020 Controller of Heat Biologics. Previously, he served as Chief Financial Officer of Algos Pharmaceutical Corporation and Axion International and principal accounting officer of Majesco Entertainment and Xenomics. Mr. Anthony earned his BS in Accounting from Monmouth College and initially served on the audit staff of Coopers & Lybrand.

Chris Bernard, Director. From March 2022 to March 2024, Mr. Bernard served as CEO of Applied BioCode Inc (TWSE-ABC-KY 6598), a molecular diagnostic company based in Los Angeles. Prior to his role at Applied BioCode, from December 2020 to March 2022, he advised, consulted and was a member of the board of directors for a handful of companies in the device, diagnostic and therapeutic space; these companies included, Biovision Diagnostics, Fastback Bio, Inceptor Bio, Genalyte Inc, Opgen Inc and non-executive board member at Ubiquitome Inc. From September 2018 to September 2019, he was CEO of a start-up oncology diagnostic company, Oncogenesis Inc, where he was successful in raising an $8M seed round. Prior to this role, from June 2016 to September 2019, he was President and CEO of Curetis USA (Opgen Inc- NASDAQ-OPGN) where he built a direct and distribution organization in anticipation of FDA approval. He had a dual role at Curetis as managing director and was tasked with running worldwide commercial operations via the EU subsidiary. Before taking the reins at Curetis, Mr. Bernard was CCO at Epic Sciences from January 2015 to May 2016. At Epic, he built a small Pharma services organization while concurrently managing the development of their first diagnostic for prostate cancer treatment. Prior to Epic, he held executive leadership positions, including board roles at Metabolon Inc., Abaxis Inc. (Zoetis) and Cytyc Corp. (Hologic Inc). In his career, Mr. Bernard has raised more than $100M in the capital markets. His career has largely focused on oncology and infectious disease diagnostics, devices and tests. He began his career as a board-certified cytologist at Mt. Sinai Hospital and received a B.A. in psychobiology from Hiram College. Mr Bernard provides the board with extensive expertise in general management, contract negotiations and business development in the areas of medical devices and diagnostics.

Laura A. Philips, Director. Dr. Philips is the co-founder, President and Chief Executive Officer of Spheryx, Inc. a technology company developing holographic microscopic techniques for a broad range of applications in areas including the pharmaceutical industry, semiconductor manufacturing, cosmetics, consumer products, quality assurance and process control; she has served in this role since 2014. She also serves on the boards of the Guttmacher Institute, a research institute focused on women’s health (since 2018) and The POGIL Project, a non-profit organization with an innovative approach to STEM education backed by NSF and used in over 1000 colleges and universities across the country (since 2011). Prior to co-founding Spheryx in 2014, Dr. Philips served on the Board of Directors of WellGen, Inc. starting in 2009, and was appointed CEO in May 2012. From 2007-2016 she served on the Board of Directors of Delcath Systems (NASDAQ:DCTH) a biotech company developing chemosaturation treatments for cancer. From 2010-2011 Dr. Philips served on the board of directors of China Yongxin Phamaceuticals (OTCBB:CYXN) a leading retailer, wholesaler and distributor of pharmaceuticals and health and beauty products in Northeastern China. From 2003-06 Dr. Philips was COO/CFO at NexGenix Pharmaceuticals. She held a variety of executive positions at Corning, Incorporated, from 1997-2002. Dr. Philips served in the Clinton Administration both as a Fellow in the White House Office of Science and Technology Policy and as a Presidential Appointee in the position of Senior Policy Advisor to Sec. Ronald Brown in the Dept. of Commerce. Dr. Philips was on the Faculty of Cornell University in the Dept of Chemistry from 1987-1993. She was an NIH Post-Doctoral Fellow at the University of Chicago, holds a PhD in Chemistry from the University of California, Berkeley and an MBA from Cornell University. Dr. Philips provides the board with significant expertise in growth of early stage companies, development and launch of devices, including for biomedical applications, as well as a strong history of service on board committees.

Eugene W. Williams, Director. Mr. Williams is a seasoned life sciences executive with over 40 years of experience in both large and small companies and extensive track record of accomplishment in entrepreneurship, R&D management, commercialization, deal making, process innovation, and strategy development. Since 2015, he has been serving as Chairman and Co-Founder of ProMIS Neurosciences, currently a Nasdaq listed company developing antibody therapies for Alzheimer’s and other neurodegenerative diseases. Prior thereto, from June 2016 to December 2023, he was the Co-Founder and Operating Chairman of Shepherd Therapeutics, an oncology biotech with a unique AI asset in enabling Transcriptome Driven – Precision Cancer Treatment. From June 2010 to January 2014, he served as the CEO and Founder of Dart Therapeutics focused on Duchenne muscular dystrophy (DMD), funded entirely by patient foundations. He was the Senior Vice President at Genzyme, with senior responsibility for the rare disease portfolio development, during Genzyme’s rapid growth in market value from $2BB to $18BB from June 2002 to April 2005. Mr. William also served as the Founder and Director of Adheris from 1988 to 2008, during which time he created the leading service firm addressing patient adherence, built with $7MM of investment capital, and generated $100MM of shareholder returns in a strategic sale. Mr. Williams also has significant involvement with innovative disease foundations pushing the boundaries of impact. He currently serves on the board of the Muscular Dystrophy Association.

Mr. Williams received an MBA from Harvard Business School in 1987 and an AB, Economics, magna cum laude from Harvard College in 1982. Mr. Williams provides the board with seasoned executive expertise, including service in publicly traded companies and brain health, as well as a strong history of service on board committees.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to our business:

Gyanendra Kumar, PhD, VP, Assay Development. Dr. Kumar joined DiamiR in April 2021, and is an accomplished research & development leader, with experience in leading CLIA facility operations. Dr. Kumar has 20+ years of experience in the development of technologies for molecular diagnostic and other applications. Prior to joining DiamiR, he was VP of Assay Development at Interpace Biosciences. From 2014 to 2021, he led the completion of product development, validation, and launch of two molecular diagnostic tests for thyroid malignancy based upon Next Generation Sequencing and microRNA profiling. From 1999 to 2009, Dr. Kumar led R&D efforts for the development of whole genome amplification (WGA) technologies at Molecular Staging and at GE Healthcare. Furthermore, he has expertise and record of establishing independent research programs related to “Expression Regulation and Functional Genomics”. Prior to joining biotechnology industry, Dr. Kumar was Associate Professor of Molecular Biology & Genetics (1988-1996) at Wayne State University School of Medicine, Detroit MI. He received his post-doc training in Molecular Biology and Genetics from Prof. David C. Ward at Yale University, and Ph.D. in Chemistry from Lucknow University, India.

Michael Kiefer, PhD, Director of Research & Development. Michael Kiefer joined DiamiR in July 2017, and serves as Director of Research & Development at DiamiR. Dr. Kiefer has extensive molecular biology and assay development experience working primarily in start-up and early development biotech companies. From 2001 to 2016, Dr. Kiefer worked as a Senior Scientist at Genomic Health Inc. He led a research group that pioneered the development of a prototype diagnostic assay for predicting breast cancer recurrence, Oncotype DX. Prior to Genomic Health, 1993-1998, Dr. Kiefer served as a Senior Scientist, Director of Molecular Biology and Vice President of Molecular Biology at LXR Biotechnology Inc., where his group discovered BAK, a gene important in the regulation of cell death. Dr. Kiefer also served as a Research Scientist and Senior Scientist at Chiron Corp., 1987-1993, developing molecular cloning methods to facilitate the isolation of novel bone growth factors. Dr. Kiefer has published 74 articles and has 32 issued patents. He has a Ph.D. in Biochemistry and Biophysics and a B.S. in Zoology, both from the University of California, Davis.

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Kenny K. Ablordeppey, MS, Laboratory Supervisor & Project Manager. Mr. Ablordeppey joined DiamiR in April 2021. Prior to joining DiamiR, he was the Project Manager for Assay Development at Interpace Biosciences. From 2017 to 2021, he managed the completion of product development, validation, and launch of molecular diagnostic tests for thyroid malignancy. He has a M.S in Molecular and Cellular Biology and a B.S in Biochemistry and Molecular Biology from the University of Massachusetts, Amherst.

Scientific Advisory Board

The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advice on the scientific development of the company. As of the date of this prospectus, we have 4 members on this board.

Henry (Harv) M. Rinder, MD, MA, FACP, FASCP, Professor of Laboratory Medicine & Internal Medicine (Hematology), Yale School of Medicine & Yale-New Haven Hospital. He received a BS degree from Yale and MD from UVM, where he also completed a post-sophomore pathology fellowship under John Craighead, Jack Clemmons, and Wash Winn. Harv trained in internal medicine and was chief medical resident at Maine Medical Center with Bob Hillman and Ken Ault, then returned to Yale School of Medicine for training in hematology and clinical pathology under the tutelage of Bernie Forget, Ed Benz, Brian Smith, and Peter Jatlow, coming on staff at Yale New Haven Hospital in 1992. Dr. Rinder is active in research on molecular mechanisms of inflammation, platelets, and hemostasis; he consults in hematology, teaches residents and fellows in pathology and hematology, and directs the hematology laboratory at Yale-New Haven Hospital. Harv is an active collaborator on multiple clinical and translational research, as well as industry/pharma, projects. Dr. Rinder is a volunteer for the ASCP, serving on committees tasked with education and professional development, and currently is President of the ASCP, serving the pathology and laboratory professional workforce.

Robert Rissman, PhD, Professor Physiology and Neuroscience and the W.M. Keck Endowed Professor in Medicine. Dr. Rissman is the founding Director of the Neuroscience Translational Research Division and the ATRI Biomarker Laboratory and Biorepository. He is the Alzheimer’s Clinical Trials Consortium (ACTC) Biorepository Unit Lead. Dr. Rissman was a Founding Director of UCSD’s Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core, as well as Founding Director of the Biomarker Core for University of Southern California (USC) Alzheimer’s Therapeutic Research Institute (ATRI) in San Diego. He is also the Director of UCSD’s Shiley-Marcos Alzheimer’s Disease Research Center (ADRC) Neuropathology and Biomarker Cores and Brain Bank and the Alzheimer’s Clinical Trials Consortium (ACTC). Dr. Rissman received his Bachelor of Science degree at UC San Diego, his PhD from Drexel University, and completed postdoctoral studies at UC Irvine and The Salk Institute for Biological Studies. He has been a contributing author to over one hundred and fifty publications in the field of neurosciences. Dr. Rissman’s current area of research is focused on novel biomarker discovery and experimental neuropathology in Alzheimer’s disease and related dementias (ADRD), Parkinson’s disease (PD), and preclinical animal models. The research conducted in his VA SD lab focuses on understanding how central corticotropin-releasing factor (CRF) neuromodulatory pathways interplay with peripheral stress signaling and contribute to neuronal vulnerability and AD neuropathology using in vivo pharmacology in transgenic animal models and human biospecimens.

Sydney Finkelstein MD, Dr. Finkelstein is a board-certified pathologist specializing in gastrointestinal pathology with extensive experience in molecular diagnostics. In addition to board certification in Anatomical Pathology, Dr. Finkelstein is board-certified in Neuropathology having performed his clinical training at the University of Toronto Teaching Hospitals which then was followed by a research fellowship at Hahnemann University, Philadelphia, PA. He directed neuropathology at Hahnemann University and then at Rhode Island hospital, Brown University, with clinical, research and teaching responsibilities in both institutional clinical neuroscience programs. He is the Adjunct Professor of Pathology, Drexel University on the faculty of Allegheny General Hospital, Pittsburgh, PA and is currently CSO of Interpace Biosciences. Dr. Finkelstein serves as our CLIA Medical Director.

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Mikhail Denissenko, MD, PhD, Director, Program Management Hologic, Inc. Mikhail Denissenko has over 20 years of experience in Diagnostics and Drug Discovery. Most recently he served as Director of Program Management at the Diagnostics Solutions division of Hologic, a medical technology company primarily focused on improving women’s health through early detection and treatment. At Hologic, Dr. Denisenko oversaw a portfolio of new product development projects encompassing molecular diagnostics of infectious diseases and cancer, including instrumentation. Previously, Dr. Denissenko led New Product Portfolio Management at Prometheus Labs, a Nestlé Health Science Company that employed both Dx and Rx approaches to improve human condition in gastrointestinal and liver diseases. Prior to Prometheus, Dr. Denissenko was a head of strategic innovation, technology assessment, and product development for Molecular and Cellular Essentials business platform at Thermo Fisher Scientific; was on Drug Discovery management team in the Pharmaceuticals division at Sequenom; and led an R&D group involved in the development and production of commercial bioreagents at BD Biosciences. During his career in the life sciences industry, Dr. Denissenko had advanced Product Lifecycle Management beyond being a mere toolset and established it as a key business approach, thus facilitating innovation and driving product development. Dr. Denissenko is also a founder of two biotech startup companies and an author of over 40 peer-reviewed publications, including a seminal Science paper (>1,960 citations), and several book chapters.

Kevin Krenitsky, MD. From 2015-2016, Kevin Krenitsky served as President of OpGen (NASDAQ:OPGN) and oversaw the rollout of the company’s Acuitas® MDRO family of Gene Tests and the development of Acuitas Lighthouse™ MDRO Management System. Dr. Krenitsky has more than 15 years of experience leading and managing global diagnostic and biotechnology operations, including as Chief Commercial Officer & SVP of International Strategy and previously Chief Operating Officer of Foundation Medicine (NASDAQ: FMI). Prior to Foundation Medicine, he served as President of Enzo Clinical Labs, a wholly owned subsidiary of Enzo Biochem (NYSE:ENZ), where he instituted a comprehensive strategic and operational plan that led to the launch of numerous FDA-approved esoteric tests, as well as several new laboratory developed tests. Dr. Krenitsky served as Chief Executive Officer at both BioServe Biotechnologies, a global biotechnology company specializing in processing genetic diagnostic tests, and Parkway Clinical Laboratories, a clinical diagnostic lab providing comprehensive routine and esoteric testing. He also held various senior-level positions within Genomics Collaborative, Inc. (a SeraCare Life Sciences Company), a full-scale clinical and genomics research company, and is a former Board member of the New York State Clinical Lab Association and BioServe. Dr. Krenitsky received a B.S. in business management from the University of Scranton and an M.D. from Jefferson Medical College (now the Sidney Kimmel Medical College) in Philadelphia.

Code of Ethics

Our board of directors has not adopted a code of ethics due to the fact that we presently only have one director and we are in the development stage of our operations. We anticipate that we will adopt a code of ethics following the closing of the Offering.

Compliance with Section 16(a) of the Exchange Act

Our common stock is not registered pursuant to Section 12 of the Exchange Act. Accordingly, our officers, directors, and principal stockholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

Director Independence and Board Committees

We are not currently required under the Securities and Exchange Act to maintain any committees of our Board.

National exchange listing standards require that a majority of our Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Bernard and Williams and Dr. Philips are “independent directors” as defined in the listing standard and applicable SEC rules.

Pursuant to certain national exchange listing rules we will establish two standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, and a compensation committee, each comprised of independent directors, at the necessary time as per the applicable exchange’s rules.Audit Committee. Upon the effectiveness of the Registration Statement of which this prospectus forms a part, we will establish an audit committee of the Board. Under the national exchange listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Messrs. Bernard and Williams and Dr. Philips meet the independent director standard under national exchange listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Dr. Philips will serve as chairperson of our audit committee. Each member of the audit committee is financially literate and our Board has determined that Dr. Philips qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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We will adopt an audit committee charter, which will detail the purpose and principal functions of the audit committee, including:

●	appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

●	resolve any disagreements between management and the auditor regarding financial reporting;

●	pre-approve all auditing and non-audit services;

●	retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

●	seek any information it requires from employees-all of whom are directed to cooperate with the audit committee’s requests-or external parties;

●	meet with our officers, external auditors, or outside counsel, as necessary; and

●	oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

Compensation Committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the Board. Messrs. Bernard and Williams will serve as members of our compensation committee. Under the national exchange listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Messrs. Bernard and Williams meet the independent director standard under national exchange listing standards applicable to members of the compensation committee.

We will adopt a compensation committee charter, which will detail the purpose and responsibility of the compensation committee, including:

●	discharge the responsibilities of the Board relating to compensation of our directors, executive officers and key employees;

●	assist the Board in establishing appropriate incentive compensation and equity-based plans and to administer such plans;

●	oversee the annual process of evaluation of the performance of our management; and

●	perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

The charter will permit the committee to retain or receive advice from a compensation consultant and will outline certain requirements to ensure the consultants independence or certain circumstances under which the consultant need not be independent. However, as of the date hereof, the Company has not retained such a consultant.

Nominating and Governance Committee. We intend to rely on the exemption for small business issuers which allows our board to perform the functions normally performed by a nominating and governance committee until such time as we are required to establish such a committee under the applicable national exchange listing standards.

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EXECUTIVE COMPENSATION

As an “emerging growth company” as defined in the JOBS Act and a smaller reporting company we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officer during the years ended May 31, 2023 and 2022 in all capacities for the accounts of our executive, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Scientific Officer (CSO):

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alidad Mireskandari	2023	$215,000	-	-		$1,359,160	(1)	-	-	-	$1,574,160
CEO	2022	$89,585	-	$652,080	(2)			-	-	-	$741,665

Fred Knechtel	2023	$-	-	-		$863,800	(3)	-	-	-	$863,800	(3)
CFO(3)	2022	$-	-		(3)	-		-	-	-		(3)

Samuil Umansky	2023	-	-	-		-		-	-	-	-
CSO	2022	-	-	-		-		-	-	-	-

1.	Represents the value of 220,000 options issued to Mr. Mireskandari in 2023.
2.	Represents the value of 88,000 restricted stock awards granted to Mr. Mireskandari in 2022. Mr. Mireskandari has an additional 8,000 options, which he received prior to 2022 for previous consulting work he did for the Company.
3.	Mr. Knechtel served as the Company’s CFO from August 22, 2022 to November 3, 2023. Mr. Knechtel’s original consulting agreement, which commenced in August 2022, awarded him 140,000 options with an exercise price of $7.01 per share and 44,000 RSUs. However, the Company and Mr. Knechtel amended the agreement in October 2023, with such amendment to be effective as of August 31, 2023, such that all previous grants were cancelled and he shall instead receive an aggregate of 153,000 options at an exercise price of $.01 per share, with a specified vesting schedule, all as further described elsewhere in this Registration Statement, of which 58,500 were subsequently forfeited. The value shown represents the value of 48,000 options that had vested during the period under the original terms of the grants.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation over $1 million paid to its chief executive officer and its four other most highly compensated executive officers. However, if certain performance-based requirements are met, qualifying compensation will not be subject to this deduction limit. Although the limitations of Section 162(m) were not much concern to us prior to the Share Exchange, as we were a holding company, we intend to consider the requirements of Section 162(m) in developing our compensation policies now that we are an operating company.

Role of Executive Officers in Executive Compensation

During our most recently completed year, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the board of directors performed the function of a compensation committee and our board of directors will continue to serve in such role.

Executive Employment Contracts

We currently have an employment contract in place for Alidad Mireskandari as our CEO. Pursuant to Dr. Mireskandari’s contract, he will receive a base salary of $215,000 per annum, which will increase to $320,000 upon the occurrence of certain events, as set forth in the agreement. Upon signing the agreement, Dr. Mireskandari received 88,000 restricted stock units (the “Alidad RSUs”) and 220,000 options, at an exercise price equal to $7.01 per share (the “Alidad Options”), with a vesting schedule as set forth in his agreement. Subject to the Board’s approval in the end of each fiscal year, Dr. Mireskandari is also entitled to receive an annual bonus in such amounts up to 40% of Base Salary; he shall also receive a $50,000 bonus upon closing of at least $6 million pursuant to this Offering. The agreement provides for certain payments to Dr. Mireskandari upon his termination, depending on whether it was voluntary or involuntary and depending on whether it was for cause or not. The initial term of Dr. Mireskandari’s employment is for a period of two years that ends on July 11, 2024 (the “Initial Period”), which shall automatically extend for additional one year periods, unless either party provides at least 30 days prior written that it does not want to so extend the agreement.

Dr. Mireskandari agreed to continue as our CEO after the expiration of the Initial Period, but under a new agreement. The new agreement provides that the original agreement will be extended for an additional three months, with the option to renew on a month-to-month basis and that the new terms included in the new agreement shall become effective upon the closing of this Offering. The new terms provide that Dr. Mireskandari’s annual salary will increase to $350,000 for the first twelve months after this Offering and then increase by 5% for the 12-24 months thereafter. The new agreement also provides that he is eligible to receive a performance bonus equal to 80% of his annual salary at the Compensation Committee’s discretion. The new agreement maintains the same cash bonus, plus an additional $25,000 at the six- and twelve-month anniversary of the closing of this Offering. As per the new agreement, all the Alidad Options shall vest at the closing of this Offering and the Alidad RSUs will be cancelled. Additionally, Dr. Mireskandari will receive 150,000 options with a strike price equal to the price of shares in this Offering, with a vesting schedule as set forth in his agreement.

On June 20, 2024, we entered into an agreement with Gary Anthony to serve as our CFO upon the consummation of this Offering. Under his agreement, Mr. Anthony will receive an annual salary of $210,000 for the first twelve months after this Offering, which will increase by 5% for the 12-24 months thereafter. He will also be eligible to receive a performance bonus equal to 40% of his annual salary at the Compensation Committee’s discretion. Mr. Anthony will also receive an aggregate of 120,000 options with a strike price equal to the price of shares in this Offering, with a vesting schedule as set forth in his agreement. Under the agreement, Mr. Anthony can devote up to 25% of his time to consulting for non-competitive third parties, with the prior written consent of the Board.

On August 22, 2022, we entered into a Consulting Agreement with Mr. Knechtel, pursuant to which Mr. Knechtel agreed to act as our CFO. We also entered into that certain amendment to Mr. Knechtel’s consulting agreement, dated as of August 31, 2023, pursuant to which Mr. Knechtel’s compensation was revised. As per the amendment, Mr. Knechtel shall receive 153,000 options with a specified vesting schedule and an exercise price equal to $0.01 per share. Upon termination for “Cause”, as defined in the amendment, Mr. Knechtel shall only be entitled to options that have vested. Additionally, if we raise at least $1,000,000 prior to June 30, 2024, Mr. Knechtel shall receive $5,000 per month commencing on September 1, 2023 though the termination of the consulting agreement. As per the amendment, the consulting agreement shall terminate on December 31, 2023, unless previously terminated by either party with 15-day written notice. Since Mr. Knechtel stepped down as our CFO in November 2023, his consulting agreement was terminated and he was not eligible to receive options or the monthly fee for November and December 2023.

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Potential Payments upon Termination

Our employment agreement with Dr. Mireskandari provides for various payments and benefits upon termination of his employment. We do not have any other policies, agreements or arrangements regarding potential payments upon termination of other employment.

2014 Stock Option Plan

On October 1, 2014, our Board of Directors approved and adopted the 2014 Stock Option Plan (the “2014 Plan”). Below is a summary of the principal provisions of the Plan which does not purport to be complete. Reference is made to the full text of the Plan, which is filed herewith as Exhibit 4.2.

The Plan provides for the grant of stock options to our employees, officers, directors and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. The Plan provides for a total of 702,996 shares of common stock to be reserved for issuance. Proportionate adjustments will be made to the number of shares of common stock subject to the Plan in the event of any change in our capitalization affecting our common stock, such as a stock split, reverse stock split, recapitalization, or combination of the authorized, issued and outstanding shares of common stock. Shares of common stock subject to option grants that are terminated or forfeited will again be available for issuance under the Plan. As of the date of this filing, there are 511,950 options or other grants outstanding under the Plan.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes outstanding unexercised options, unvested stocks and equity incentive plan awards held by each of our named executive officers, as of May 31, 2023:

Outstanding Equity Awards at May 31, 2023

Stock Options						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexcersisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Prices ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Share or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Usernamed Shares, Units or Other Rights That Have Not Been Issued (#)	Equity Incentive Plan Awards: Markey or Payout Value of Unearned Shares, Units or Other Rights That Have Not Been Issued ($)
Samuil Umansky	0	0	0

Alidad Mireskandari	54,750	173,250	228,000	7.01	June 14, 2027	88,000	543,840	0	0

Fred Knechtel	38,250	101,750	140,000	7.01	August 31, 2007	44,000	271,920	0	0

1 Based on the weighted average grant-date fair value of $6.18 for year ended May 31, 2023.

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2024 Stock Option Plan

On May 31, 2024, our Board of Directors approved and adopted the 2024 Stock Option Plan (the “2024 Plan”), The 2024 Plan is effective as of May 31, 2024 and is intended to replace the 2014 plan, which is set to expire on September 30, 2024. Although the 2024 Plan is effective now, we will not utilize the 2024 Plan until the earlier to occur of expiration of the 2014 Plan or the depletion of all available shares under the 2014 Plan. Below is a summary of the principal provisions of the 2024 Plan which does not purport to be complete. Reference is made to the full text of the Plan, which is filed herewith as Exhibit 10.11.

The Plan provides for the grant of stock options to our employees, officers, directors and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. The Plan provides for a total of 600,000 shares of common stock to be reserved for issuance. Proportionate adjustments will be made to the number of shares of common stock subject to the 2024 Plan in the event of any change in our capitalization affecting our common stock, such as a stock split, reverse stock split, recapitalization, or combination of the authorized, issued and outstanding shares of common stock. Shares of common stock subject to option grants that are terminated or forfeited will again be available for issuance under the 2024 Plan. As of the date of this filing, there are no options or other grants outstanding under the 2024 Plan.

Compensation of Directors

As of the day of this filing, Dr. Sheinerman is our sole director. We currently do not have policy to pay our director for serving on our board or fees for attending scheduled and special meetings of our board of directors. Following consummation of the Offering, independent directors will be compensated $24,000 per year, payable in equal quarterly payments. Independent directors will also be compensated $5,000 per year for each committee on which they participate and an additional $3,000 per year for serving as chair of a committee. Independent Directors shall also receive 30,000 options to purchase our common stock at the price to be paid by investors in the Offering ; however, none of these options will vest until the closing of this offering, at the earliest. The options will have a ten year exercise period and will be subject to adjustments for stock splits, reorganizations and similar corporate actions.

Since at this time we do not have a compensation committee, the function of considering and deciding compensation of directors are currently being performed by our board of directors. Following the completion of the Offering, the compensation committee shall be responsible for setting executive compensation, for making recommendations to the full Board concerning director compensation and for general oversight of the compensation and benefit programs for other employees.

Limitation on Liability and Indemnification Matters

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its shareholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock. The information below indicates:

●	each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;
●	each of our directors, executive officers and nominees to become directors; and
●	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 4,440,891 shares of common stock outstanding and 0 shares of Preferred Stock outstanding as of June 20, 2024. Percentage of beneficial ownership of each listed person after this offering is based on [  ] shares of common stock outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option and [  ] shares of common stock outstanding immediately after the completion of this offering if the underwriters exercise their over-allotment option in full. See “Description of Securities.”

Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock, over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after June 20, 2024. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

The address for the officers and directors is 11 Deer Park Drive, Suite 102G, Monmouth Junction, NJ 08852.

	Shares of common stock beneficially owned prior to the offering(1)			Shares of common stock beneficially owned after the offering
Name of Beneficial Owner	Number		%	Number	%
Alidad Mireskandari	74,000	(1)	1.6%
Kira S. Sheinerman	1,992,221		44.9%
Samuil Umansky	1,777,956		40.0%
Gary Anthony (2)	-		-
Chris Bernard (3)	-		-
Laura A. Philips (3)	12,000	(4)	*
Eugene W. Williams (3)	-		-
All executive officers and directors as a group (7 persons)	3,856,177		85.2%

*	less than 1%.
(1)	Represents Mr. Mireskandari’s option to purchase common stock that can be vested and exercised within the next 60 days.
(2)	Since November 2023, Mr. Anthony has been serving us a financial consultant and immediately following the consummation of this offering, he will step into the role of Chief Financial Officer
(3)	These are Director Nominees whose directorship shall begin upon the closing of this offering.
(4)	Represents Mrs. Philips’ options to purchase common stock at a price of $2.33 per share that she received in 2015.

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SELLING SHAREHOLDERS

We are registering for resale our Shares of Common Stock underlying our [   ] identified below (the “Resale Shares”). The securities listed herein were issued to the Selling Shareholders in private transactions between such persons and certain of our affiliates. We are registering the shares to permit the Selling Shareholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.” As of the date hereof, there are [   ] shares of Common Stock issued and outstanding.

The following table sets forth:

●	the name of the Selling Shareholders;

●	the number of our Shares of Common Stock that the Selling Shareholders beneficially owned prior to the Offering for resale of the shares under this prospectus;

●	the maximum number of our Shares of Common Stock that may be offered for resale for the account of the Selling Shareholders under this prospectus; and

●	the number and percentage of our Shares of Common Stock beneficially owned by the Selling Shareholders after the Offering of the shares (assuming all of the offered shares are sold by the Selling Shareholders), is based on [ ] shares of Common Stock outstanding as of the date hereof; as stated previously, these figures do not include the Shares of Common Stock underlying the [ ].

We have not had a material relationship with any of the Selling Shareholders within the last three years and except as noted in the footnotes below, all of the Selling Shareholders named below received their securities pursuant to a private transaction with our two founders: Kira Sheinerman and Samuil Umansky.

None of the Selling Shareholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Shareholders has any agreement or understanding to distribute any of the shares being registered.

Each Selling Shareholder may offer for sale all or part of the shares from time to time. The table below assumes that the Selling Shareholders will sell all of the shares offered for resale. A Selling Shareholder is under no obligation, however, to sell any shares pursuant to this prospectus.

The address for all Selling Shareholders is [   ].

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Maximum Number of Shares of Common Stock to be Sold(2)	Number of Shares of Common Stock Owned After Offering(3)	Percentage Ownership After Offering (4)
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*
*

*	Represents beneficial ownership of less than one percent of our outstanding shares (assuming all of the offered shares are sold by the Selling Shareholders).

(1)	For the purpose of this selling shareholder table only, the Offering refers to the resale of the Shares of Common Stock by each Selling Shareholder listed above assuming the closing of our initial public offering. Accordingly, prior to the closing of our initial public offering, the Selling Shareholders only owned the shares of common stock received in the private transaction conducted between him/her and our outstanding shareholders, as well as any other shares such shareholder owned.

(2)	This number represents all of the Resale Shares that the Selling Shareholder received pursuant to the private transaction between him/her and a current shareholder.

(3)	Since we do not have the ability to control how many, if any, of their shares each of the Selling Shareholders will sell, we have assumed that the Selling Shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the Offering and their percentage of ownership following the Offering.

(4)	All percentages have been rounded up to the nearest one hundredth of one percent.

(5)	The person having voting, dispositive or investment powers over [Co.] is [ ]. The address for [Co.] is [ ].

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PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their Resale Shares at a fixed price equal to the Offering Price until the Shares of Common Stock are listed on NASDAQ and thereafter, the Selling Shareholders will be able sell their Shares of Common Stock at prevailing market prices or privately negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling Resale Shares once Shares of Common Stock are listed on NASDAQ:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

●	block trades in which the broker-dealer will attempt to sell the Shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that this registration statement is declared effective by the SEC;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Resale Shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell Resale Shares under Rule 144 under the Securities Act, if all of the conditions in Rule 144(i)(2) are satisfied at the time of the proposed sale, rather than under this prospectus.

In connection with the sale of the Resale Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Resale Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell the Resale Shares short and deliver these securities to close out their short positions, or loan or pledge the Resale Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Resale Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 will be filed amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus and the pledgees or secured parties may offer and sell Resale Shares from time to time under the supplement or amendment to this prospectus.

The Selling Shareholders also may transfer the Resale Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders are subject to certain lock up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for certain periods of time (respectively, a “Lock Up Period”). The Lock Up Period for the Selling Shareholders is 180 days following the effective date of this Offering and the date our Shares of Common Stock commence trading on NASDAQ Capital Market. None of the Selling Shareholders may sell their shares prior to the end of their respective Lock Up Period without the prior written consent of the Underwriters. The Underwriters may in their sole discretion and at any time without notice (except in the case of officers and directors) release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock Up Period. When determining whether or not to release shares from the lock-up agreements, the underwriters may consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Resale Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Resale Shares will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

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[   ] is a registered broker dealer and Financial Industry Regulatory Authority (“FINRA”) member firm and listed as a Selling Shareholder in this prospectus. [   ] served as placement agent for our [ financing? ], which was completed on [   ] and as one of the placement agents for our [financing?], which was completed on [   ].

Pursuant to the engagement agreement with [   ], as amended, we paid [   ] a cash fee of $[   ] and issued them the PA Warrants for their placement agent services for the [   ]. The Resale Shares issuable upon exercise of the PA Warrants are transferable within [   ] or to its assigns or designees, at the discretion of [   ], and in accordance with the Securities Act of 1933, as amended. Prior to the commencement of this Offering, [   ] assigned its PA Warrants to a non-affiliate; the assignment is non-recourse. [   ] also participated in the [   ] as an investor with a purchase of [   ] in the amount of $[   ].

[   ] is one of the underwriters in this Offering. [   ] does not have an underwriting agreement with the Selling Shareholders and no Selling Shareholder is required to execute transactions through [   ]. Further, other than any existing brokerage relationship as customers with [   ], no Selling Shareholder has any pre-arranged agreement, written or otherwise, with [   ] to sell their securities through [   ].

FINRA Rule 5110 requires FINRA member firms (unless an exemption applies) to satisfy the filing requirements of Rule 5110 in connection with the resale, on behalf of Selling Shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Selling Shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

●	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

●	the complete details of how the Selling Shareholders’ shares are and will be held, including location of the particular accounts;

●	whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Shareholders, including details regarding any such transactions; and

●	in the event any of the securities offered by the Selling Shareholders are sold, transferred, assigned or hypothecated by any Selling Shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

We have advised each Selling Shareholder that it may not use shares registered on this registration statement to cover short sales of Resale Shares made prior to the date on which this registration statement shall have been declared effective by the SEC. If a Selling Shareholder uses this prospectus for any sale of the Resale Shares, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective Resale Shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the Resale Shares, but the Company will not receive any proceeds from the sale of the Resale Shares. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock that you pay and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of [   ] was [  ] million, or [  ] per share of common stock. Our pro forma net tangible book value per share represents total assets reduced by goodwill and other intangible assets and total liabilities and divided by the number of shares of common stock outstanding immediately prior to the closing of this offering.

After giving effect to our sale of [  ] Shares offered in this offering based on the initial public offering price of $[  ] per Share after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [   ], would have been $[  ], or $[  ] per outstanding share of common stock. This represents an immediate increase in net tangible book value of $[  ] per share of common stock to the existing stockholders, and an immediate dilution in net tangible book value of $[  ] per Share to investors purchasing the Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)	Full Exercise of Over-Allotment Option
Assumed initial public offering price per Share	$	$
Net tangible book value per Share as of [ ], 2024	$	$
Increase per Share attributable to this offering	$	$
As adjusted net tangible book value per Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Share to new investors in the offering	$	$

(1)	Assumes that the underwriters’ over-allotment option has not been exercised.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value as of February 29, 2024, would have been $[  ], or $[  ] per outstanding share of common stock. This represents an immediate increase in net tangible book value of $[  ] per share of common stock to the existing stockholders, and an immediate dilution in net tangible book value of $[  ] per share to investors purchasing the Shares in this offering.

The following tables summarize, on an as adjusted basis as of [   ], 2024, the differences between existing stockholders and the new investors with respect to the number of Shares purchased from us, the total consideration paid and the average price per Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Over-allotment option not exercised	Shares purchased			Total consideration			Average price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

Over-allotment option exercised in full	Shares purchased			Total consideration			Average price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common stock and other terms of this offering determined at the pricing.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Upon completion of this offering, we will have outstanding shares of common stock held by public stockholders representing approximately [ ]% of our common stock in issue if the underwriters do not exercise their over-allotment option, and approximately [ ]% of our common stock in issue if the underwriters exercise their over-allotment option in full. All of the common stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

We cannot assure you that a liquid trading market for our common stock will develop on NASDAQ or be sustained after this Offering. Once approved for listing on NASDAQ, sales of substantial amounts of our Shares of Common Stock following this Offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our Shares of Common Stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

[Given the automatic conversion terms of ], we will have an aggregate of [   ] shares of Common Stock outstanding immediately upon the closing of this Offering.

Of these shares, the [   ] shares of Common Stock sold in this Offering by us or the Selling Shareholders, will be freely tradable without restriction or further registration under the Securities Act (for the included Selling Shareholders – [   ] Resale Shares – once sold pursuant to this prospectus upon and after its effectiveness, subject to the lock-up agreements described elsewhere in this prospectus), unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below [(the remaining [   ] shares of Common Stock reserved for issuance upon optional conversion of the balance of the Note issued in the [   ] if the holder chooses to convert are also being registered herein and will be subject to the same restrictions as set forth above regarding Selling Shareholders)]. The remaining [   ] shares of Common Stock, representing approximately [   ]% of our outstanding shares, following the Offering, respectively, will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below for our officers, directors and greater than 5% shareholders, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements described below, and the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

We also agreed to register [   ] shares of Common Stock underlying the PA Warrants and up to [   ] shares of Common Stock underlying the Underwriters’ Warrants. Once exercised, of which there can be no guarantee, subject to the relative lock up period described elsewhere in this prospectus, those shares of Common Stock shall be freely tradable without restriction or further registration under the Securities Act.

Upon expiration of the respective lock-up periods after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	[ ]	Freely tradable shares sold in the Offering.

90 days	[ ]*	Shares saleable under Rule 144 and after expiration of the lock-up.

Six months	[ ]**	Shares saleable under Rule 144 and after expiration of the lock-up.

* The Note holder agreed not to directly or indirectly, sell or otherwise transfer any of the shares underlying the Bond for a period of 90 calendar days following the first trading day after the closing of this Offering; up to an additional [ ] shares of Common Stock is therefore subject to such lock-up period if so issued.

** Up to an additional [   ] and [   ] shares of Common Stock underlying the Underwriters’ Warrants and placement agent warrants, respectively fit into this category, if and upon exercise of same.

Lock-up Arrangements

See “Plan of Distribution” and “Underwriting — Lock-up Agreements.”

Rule 144

All of the shares of our common stock outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those securities, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares of common stock were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares of common stock that is not more than the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately [ ] shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or
●	the average weekly trading volume of our common stock on Nasdaq or other relevant national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases shares of our common stock from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC (“Benchmark”) as representative for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares, set forth opposite its name below, at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Shares
The Benchmark Company, LLC
Total

The underwriters are committed to purchase all of the shares offered by us other than those covered by the over-allotment option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Our company has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of [ ] additional shares of Common Stock (equal to 15% of the shares of common stock sold in this offering) from us to cover over-allotments, if any, at a price per share equal to the public offering price per share less the underwriting discounts set forth on the cover of this prospectus to cover over-allotments, if any. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised.

Discounts and Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discount (1)(2)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents underwriting discounts equal to seven percent (7%) per share (or $[●] per share).

(2) Does not include (i) a non-accountable expense allowance equal to one percent (1%) of the gross proceeds (excluding any proceeds from the exercise of the over-allotment option) received by us from the sale of our shares of common stock in the offering, and (ii) the reimbursement of certain expenses of the underwriters.

The Selling Shareholders have not engaged the Underwriters to facilitate the sales of their shares of Common Stock in any manner.

The underwriters propose to offer the shares of common stock offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of common stock to other securities dealers at such price less a concession of $[●] per share. After the initial public offering, the public offering price and concession to dealers may be changed.

We will pay the accountable and out-of-pocket documented expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the underwriters a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds received by it from the sales of its shares of common stock from this offering, excluding the proceeds from any over-allotment option exercised by The Benchmark Company. Our company has also agreed to pay all reasonable, necessary, accountable and documented out-of-pocket expenses relating to the offering including, but not limited to, the fees and expenses of the underwriters’ legal counsel (or the Benchmark Legal Expenses) up to a maximum of $[ ], certain book-building and “road show” expenses for the offering, and the costs of background checks on its senior management in an amount not to exceed $7,500, up to a maximum expense allowance of $132,500.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts, will be approximately $[  ].

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Listing

We have applied to have our common stock listed on Nasdaq under the symbol “[ ].” No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for our common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Representative Warrants

Upon the closing of this offering, we have agreed to issue to Benchmark (or its permitted designees) a five-year warrant to purchase up to five percent (5%) of the shares of common stock sold by us in this offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to $[●] (or 100% of the public offering price per share). The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, from the first day of the seventh month after the closing of this offering, for a period of five years from the date of commencement of sales in this offering in compliance with Financial Industry Regulatory Authority (FINRA) Rule 5110. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110. Except as permitted by Rule 5110, the Representative’s Warrants and the underlying shares of common stock will not be sold, transferred, assigned, pledged, or hypothecated or subject to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of sales under this prospectus. The exercise price and number of securities upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the Representative’s Warrant exercise price.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and all of our existing stockholders and holders of securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of Benchmark, for a period of six (6) months following the closing of this offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of Benchmark, for a period of six (6) months following the closing of this offering.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Right of First Refusal

We have granted Benchmark a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as lead or joint-lead investment banker, lead or joint-lead book runner and/or lead or joint placement agent at the underwriter’s discretion, for each and every future public and private equity, equity-linked or debt (excluding commercial bank debt) offering, including all equity linked financings during such twelve (12) month period, of our company, or any successor to or subsidiary of our company.

Fee Tail Period

For a period of twelve (12) months from the earlier to occur of the expiration or termination of the Underwriting Agreement or the Closing of the offering, if we receive any proceeds from the sale of securities to certain investors with whom our company has had a conference call or a meeting arranged by Benchmark during the offering, we have agreed to pay to Benchmark a cash fee equal to seven percent (7.0%) of such gross proceeds and common stock purchase warrants equal to five percent (5.0%) of the common stock shares issued in the offering.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriter and its affiliates may, in the future provide various investment banking, commercial banking and other financial services for our company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, our company has no present arrangements with the underwriter for any further services.

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Offering Price Determination

There is no established market for our common stock. The public offering price of the securities we are offering will be negotiated between us and Benchmark. Factors considered in determining the public offering price of the shares include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as are deemed relevant.

Using the above valuation factors and the number of shares of common stock outstanding, we set our per-common stock price range between $[ ] and $[ ].

An active trading market for our common stock may not develop. It is possible that after this offering our common stock will not trade in the public market at or above the initial offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of common stock in the open market.

●	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared with the price at which they may purchase shares of common stock through exercise of the over-allotment option. If the underwriters sell more shares of common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of its shares of common stock. As a result, the price of the common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither our company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our company’s common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our company’s common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Stamp Taxes

If you purchase our Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to legal entities which are qualified investors as defined under the Prospectus Regulation;
●	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

81

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transaction during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transaction with any member of the immediate families of the foregoing person (including spouse, parents, children, siblings, and in-laws) or is any such transaction proposed, and the amount involved exceeds $120,000, except as follows:

On March 15, 2023, we issued 2 convertible promissory notes to Samuil R. Umansky and Kira Sheinerman in the approximate amount of $86,826 and $405,189, respectively. Both notes carry an interest of 4% per annum and are due on December 31, 2026. These notes can be converted into the securities of the Company issued in the next equity financing the Company conducts following issuance of the notes and at the lowest price paid for such securities in such financing. On October 10, 2023, we amended and restated Kira Sheinerman’s note, pursuant to which she loaned the Company an additional $100,000 and in March 2024 Dr. Sheinerman loaned the Company an additional $100,000, increasing the value of her note to $623,242, including accrued interest. As of May 31, 2024, the total amount outstanding under both notes is $719,361, including accrued interest.

Dr. Umansky has agreed to convert the outstanding principal and interest due pursuant to his note into shares of our Common Stock, at the price to be paid by investors in the Offering, upon completion of the Offering. Upon conversion of the note, Dr. Umansky will receive [  ] shares of Common Stock.

Dr. Sheinerman has agreed to convert the outstanding principal and interest due pursuant to her note into shares of our Common Stock, at the price to be paid by investors in the Offering, upon completion of the Offering. Upon conversion of the note, Dr. Sheinerman will receive [  ] shares of Common Stock.

On March 30, 2023, we entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which we issued her 14,265 shares of our common stock for $100,000.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE MKT LLC (formerly the American Stock Exchange). The board of directors also will consult with counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. The NYSE MKT LLC listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the NYSE MKT LLC, which requires that a majority of a company’s directors be independent. Our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, of which 4,440,891 are currently issued and outstanding. On or prior to the effective date of the registration statement of which this prospectus forms a part, we will amend our articles of incorporation to effect the Forward Stock Split. Our stockholders approved our Board’s right to effect a forward stock split with a ratio of up to 3 for 1, with the exact ratio to be set at a number within this range and at a time the Board believes most prudent, each as determined by the Board in its sole discretion, whereby every 1 share of the Corporation’s issued and outstanding Common Stock shall be split into up to 3 shares of issued and outstanding Common Stock at any time prior to completion of the Offering. Immediately prior to the Offering, our board of directors determined the final ratio of [  ]-for-1.

Each outstanding share of common stock entitles the holder thereof to one vote per share on matters submitted to a vote of shareholders. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend. Should we decide in the future to pay dividends, it will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant. Each share shall be entitled to the same dividend. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

82

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, but we do not currently have any shares of preferred stock issued or outstanding.

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

[ ]

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our By-Laws provide that we must indemnify and may advance expenses to directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the By-Laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving our respective directors, officers or employees for which indemnification is sought.

Dividends

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

Transfer Agent

The transfer agent for our common stock is Vstock Transfer, 18 Lafayette Place, Woodmere, New York 11598, phone: (212) 828-8436; facsimile (646) 536-3179.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Hunter Taubman Fischer & Li, 950 Third Avenue, 19th Floor, New York, NY 10022. This draft does not contain an opinion letter from counsel since the same is not required in this draft, confidential submission. Ellenoff Grossman & Schole LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The audited consolidated financial statements of DiamiR Biosciences Corp. as of May 31, 2023 and 2022 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes appearing in this registration statement, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of DiamiR Biosciences Corp to continue as going concern, as described in Note 2 to the financial statements, appearing elsewhere in this registration statement, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements for the nine months ended February 29, 2024 and February 28, 2023 incorporated herein are not audited.

83

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

AVAILABLE INFORMATION

We will file with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement to be filed, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document will be filed as an exhibit to the registration statement, please see the copy of the contract or document that will be filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Copies of such materials can also be obtained from the Public Reference Room of the SEC at J100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports and other information regarding registrants that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

As a result of this Offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We also maintain a website at http://www.diamirbio.com. Upon completion of this Offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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84

DiamiR Biosciences Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

DiamiR Biosciences Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DiamiR Biosciences Corp. (the “Company”) as of May 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended May 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2023.

New York, NY

October 13, 2023, except for Note 3, Revenue section, as to which the date is April 4, 2024

F-1

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED BALANCE SHEETS

	May 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$180,468	$287,813
Accounts receivable	-	12,258
Prepaid expenses and other current assets	30,805	11,876
Total current assets	211,273	311,947

Property and equipment, net	59,631	79,682
Right of use asset, net	53,069	57,700
Intangible assets	197,761	197,761

Total assets	$521,734	$647,090

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$39,651	$89,668
Lease liability, current	35,367	34,987
Total current liabilities	75,018	124,655

Convertible notes payable to founder	400,646	437,031
Convertible note payable to grantor	-	557,426
Lease liability, noncurrent	19,732	22,328
Income taxes payable	46,572	-
Total liabilities	541,968	1,141,440

Commitments and contingencies (Note 9)

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 and 4,324,820 issued and outstanding at May 31, 2023 and 2022, respectively	4,441	4,325
Additional paid in capital	4,440,256	2,647,825
Accumulated deficit	(4,464,931)	(3,146,500)
Total stockholders’ deficit	(20,234)	(494,350)
Total liabilities and stockholders’ deficit	$521,734	$647,090

See accompanying notes to consolidated financial statements

F-2

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended May 31,
	2023	2022
Grant revenue	$1,128,002	$1,271,966
Other revenue	-	168,900
Total revenue	1,128,002	1,440,866

Operating costs and expenses
Research and development	1,336,498	1,110,016
Patent costs	26,560	45,377
General and administrative	922,628	440,746
Total operating costs and expenses	2,285,686	1,596,139
Loss from operations	(1,157,684)	(155,273)

Other expense
Interest expense	114,175	165,957
Total other expense	114,175	165,957

Net loss before income taxes	(1,271,859)	(321,230)
Income taxes	46,572	-
Net loss	$(1,318,431)	$(321,230)

Net loss per common share, basic and diluted	$(0.30)	$(0.07)

Weighted average number of common shares outstanding
Basic and diluted	4,331,439	4,324,820

See accompanying notes to consolidated financial statements

F-3

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Additional		Total
	Common Stock		Paid	Accumulated	Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2021	4,324,820	$4,325	$2,410,492	$(2,825,270)	$(410,453)
Stock compensation expense			127,245		127,245
Contributed services			110,088		110,088
Net loss				(321,230)	(321,230)
Balance as of May 31, 2022	4,324,820	4,325	2,647,825	(3,146,500)	(494,350)
Stock compensation expense			966,214		966,214
Contributed services			18,348		18,348
Discount on note payable to founder			101,221		101,221
Sale of common stock to founder	14,265	14	99,986		100,000
Conversion of note payable	101,806	102	606,662		606,764
Net loss				(1,318,431)	(1,318,431)
Balance as of May 31, 2023	4,440,891	$4,441	$4,440,256	$(4,464,931)	$(20,234)

See accompanying notes to consolidated financial statements

F-4

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended May 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,318,431)	$(321,230)
Reconciliation of net loss to net cash (used in) provided by operating activities:
Depreciation expense	20,051	21,099
Stock compensation	966,214	127,245
Contributed services	18,348	110,088
Noncash lease expense	4,631	(1,065)
Operating lease liabilities	(2,216)	61
Amortization of note discount	69,644	102,660
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	12,258	33,646
Prepaid expenses	(18,929)	(6,932)
Accounts payable and accrued expenses	(50,017)	(7,141)
Accrued interest	44,530	63,130
Income taxes payable	46,572	-
Net cash (used in) provided by operating activities	(207,345)	121,561

Cash flows from investing activities:
Purchases of fixed assets	-	(1,048)
Net cash used in investing activities	-	(1,048)

Cash flows from financing activities:
Proceeds from sale of common stock to founder	100,000	-
Net cash provided by financing activities	100,000	-

Net (decrease) increase in cash	(107,345)	120,513

Cash and cash equivalents at beginning of the year	287,813	167,300
Cash and cash equivalents at end of the year	$180,468	$287,813

Non-cash investing and financing activities:
Common stock issued upon conversion of note payable	$606,764	$-
Discount on note payable to founder	$101,221	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to consolidated financial statements

F-5

DIAMIR BIOSCIENCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

The Company was incorporated in Delaware on June 16, 2014 and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders.

The Company’s patent portfolio includes United States patents, issued between 2014 and 2021 and set to expire between 2030 and 2037, and certain foreign counterparts, in seven patent families.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The Company currently operates in one business segment focusing on the development and commercialization of methods for the early detection and monitoring of neurodegenerative diseases. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred a net loss of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and had net cash used in operating activities of $207,345 for the year ended May 31, 2023.

Since the inception of the Company in December 2009, the operations of the Company have been funded primarily through capital contributions of the founders of the Company as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-6

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 7, Convertible Notes Payable - Founders.

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

As a result of the Share Exchange, the Company’s results of operations will be taxed as a C Corporation beginning on October 1, 2014. Prior to the Share Exchange, the Company’s operations were taxed as a limited liability company, whereby the Company elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for income taxes has been provided in the accompanying consolidated financial statements for periods prior to October 1, 2014.

F-7

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of May 31, 2023 and 2022, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 7, Convertible Notes Payable – Founder.

The Company determines the fair value of financial and non-financial assets using the highest level inputs available in the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve managements review of available information of comparable companies and are therefore, generally nonobservable Level 3 inputs.

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are often below the FDIC insured limits of up to $250,000 per financial institution.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

F-8

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

Grant revenue – Government assistance

The Company’s primary source of revenue is grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the years ended May 31, 2023 and 2022, all grant revenue was received from the National Institutes of Health (“NIH”).

Under these NIH grants, the Company receives funds monthly on a cost-reimbursement basis for agreed-upon direct and indirect costs for specific research and development activities, together with a specified fee. Allowable direct costs may include personnel costs, fees for laboratory and other contract services and supplies, among others.

The Company is responsible for performing research and development activities but is not required to achieve any specified identified results. Accordingly, these grants do not contain general payback provisions. However, the Company’s performance, costs and compliance are subject to periodic audit and the Company may be required to repay funds already received in the event of noncompliance. Grant-years ending after May 31, 2022 remained subject to audit as of May 31, 2023.

As of May 31, 2023, the Company was eligible to receive up to $1.8 million of additional funding through April 2024 to support future research under the grants, subject to availability of funds and satisfactory progress, as determined by the NIH.

Other revenue

In the year ended May 31, 2022, the Company’s other revenue consists of fees for transitional services provided to the seller of lab facilities purchased by the Company. The seller was not a customer. The Company recognized other revenue as required testing of analytical samples was completed. The service agreement terminated in the year ended May 31, 2022.

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of May 31, 2023 and 2022.

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

F-9

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)— “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by removing major separation models currently required. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The standard also simplifies the diluted net income per share calculation in certain areas. The amendments in this update were effective for public entities that are smaller reporting companies, as defined by the Securities and Exchange Commission (“SEC”), for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the pronouncement early on a fully retrospective basis and has not recognized calculated beneficial conversion features in its notes payable.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

NOTE 4 – INTANGIBLE ASSETS

In the Company’s fiscal year ended May 31, 2021, pursuant to an asset purchase agreement, the Company acquired certain laboratory assets, facilities and operations from a provider of molecular diagnostic tests, including the laboratory’s CLIA certification and its state operating licenses. The Company allocated $197,761 to the certification and licenses, which it considers indefinite-lived intangible assets,

F-10

NOTE 5 –PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	Estimated Life	May 31, 2023	May 31, 2022
Laboratory equipment	5 years	$88,388	$88,388
Furniture	7 years	11,780	11,780
Computer equipment	3 years	3,898	3,898
Total property and equipment		104,066	104,066
Accumulated depreciation		(44,435)	(24,384)
Property and equipment, net		$59,631	$79,682

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	May 31, 2023	May 31, 2022
Outside services and other	$24,904	$72,557
Employee compensation	14,747	17,111
Total	$39,651	$89,668

NOTE 7 – CONVERTIBLE NOTES PAYABLE

Founders

In 2014, the Company issued convertible notes (“Notes”) to two of the Company’s founders under which the Company borrowed an aggregate of $350,000 on one Note and $75,000 on the second Note through July 2019. In July 2019, the Notes were amended and the due dates were extended to December 31, 2022. In March 2023, the maturity dates of the Notes were extended to December 31, 2026. No payments of principal or interest are required prior to maturity. The Notes call for interest at 4% per annum, compounded monthly and are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the Notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)	The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;
(ii)	The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);
(iii)	The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);
(iv)	An initial public offering of securities by Company or one of its subsidiaries; or
(v)	A liquidation, dissolution or winding up of the Company.

The Company estimates that the nominal interest rate on the Notes is less than rates that may be obtained from third parties. The Company has recorded discounts on the Notes, calculated at an estimated effective rate of 10%, as an addition to paid-in capital. Unamortized discounts presented as a deduction from the face amount of the Notes amounted to $95,481 and $63,904 as of May 31, 2023 and 2022, respectively.

F-11

Grantor

In November 2019, the under a grant award, the Company issued a convertible note (“ADDF Note”) to the Alzheimer’s Drug Discover Foundation (“ADDF”) under which the Company borrowed $246,000 in November 2019 and $246,000 in June 2020 with principal and interest due and payable on November 11, 2022. The ADDF Note provided for interest at 8% per annum, compounded monthly and was convertible, at the option of the holder upon maturity, upon a qualified equity or debt financing of at least $2,000,000, as defined, or at maturity provided the Company’s business plan meets certain conditions. The ADDF Note, together with accrued interest, was subsequently converted in accordance with its terms in May 2023 into 101,806 shares of common stock.

Concurrent with the issuance of the ADDF Note, the Company issued warrants to the grantor for 29,336 shares of the Company’s common stock at an exercise price of $5.87 per share. The warrants have a five-year life. The warrants had an estimated fair value at issuance of $125,289, which was recorded as additional paid-in capital and represented a discount on the Note. The discount was amortized on the interest method over the three-year term of the Note at an effective rate of 19%.

Interest expense

Interest expense consists of the following in the years ended May 31:

	2023	2022
Interest on notes	$44,531	$63,297
Amortization of discount	69,644	102,660
Total	$114,175	$165,957

NOTE 8 – LEASES

In April 2021, in connection with the laboratory acquisition described in Note 4, the Company entered into an assignment agreement covering a lease for laboratory space. This lease has a term of one year with a one-year optional renewal and a monthly rent of $3,214.

The lease agreement does not provide an implicit borrowing rate; therefore, an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments. In determining this rate, which is used to determine the present value of future lease payments, we have estimated the rate of interest we would pay on a collateralized basis, with similar payment terms as the lease and in a similar economic environment with reference to comparable lessee companies. Total lease costs were $50,976 and $43,329 in the years ended May 31, 2023 and 2022, respectively.

Supplemental cash flow information and non-cash activity related to leases include the following in the years ended May 31:

	2023	2022
Cash paid on operating lease liabilities	$34,025	$38,811
Right of use assets acquired under operating leases	$38,641	$35,054

F-12

Lease terms and assumed discount rates are as follows:

	May 31, 2023	May 31, 2022
Average lease term	1.6 years	1.6 years
Discount rate	10%	10%

Minimum lease payments under leases with terms greater than one year are as follows:

Year	Amount
2024	$40,827
2025	24,227
Total	65,054
Less imputed interest	(9,955)
Lease liability	$55,099

The Company also leases office space for its headquarters in New Jersey at a monthly rent of $449.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 10 – STOCKHOLDERS’ EQUITY

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.

The founders subsequently made contributions to the Company in the form of uncompensated services and loans bearing interest at interest rates the Company believes to be below market value. The Company recorded expenses of $18,348 and $110,088 for the estimated value of uncompensated services in the years ended May 31, 2023 and 2022, respectively, as additional paid-in capital. The Company recorded a discount on founder notes payable of $101,221 in the year ended May 31, 2023 as additional paid-in capital.

In March 2023, the Company sold 14,265 shares of common stock to one of its founders for $100,000.

Stock Option Plan

The Company maintains a stock option plan, under which 600,000 shares are available for issuance of stock-based awards under terms established by the board of directors.

Through May 31, 2023, awards under the plan generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023 for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones.

F-13

The following is an analysis of the stock option activity under the Plan:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2021	169,200	$3.94
Granted	25,500	7.01
Exercised	-	-
Expired or forfeited	(5,250)	7.01
Outstanding May 31, 2022	189,450	$4.16
Granted	372,000	7.01
Exercised	-	-
Expired or forfeited	(4,000)	7.01
Outstanding May 31, 2023	557,450	$6.04	7.7 years
Exercisable May 31, 2023	217,700	$4.53	5.4 years

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively, based on the following weighted average assumptions:

	2023	2022
Expected term in years	10	10
Expected volatility	81%	84%
Risk-free interest rate	3.1%	1.8%
Expected dividend yield	0%	0%

The estimated intrinsic value of outstanding and exercisable options is estimated to be $540,336 as of May 31, 2023. No stock options have been exercised through May 31, 2023.

In the year ended May 31, 2023, stock based compensation expense amounted to $966,214, of which $435,187 is included in research and development expenses and $531,027 is included in general and administrative expenses. In the year ended May 31, 2022, stock based compensation expense amounted to $127,245, which is included in research and development expenses. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $316,505, which is expected to be recognized over a remaining weighted-average performance period of 0.5 years. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,174,903.

In the year ended May 31, 2023, the Company issued 132,000 restricted stock units, which vest upon a change in control or public listing of the Company’s common stock. Vesting of the units is not considered probable and no compensation expense has been recognized in the year ended May 31, 2023. The grant-date fair value and unrecognized compensation expense as of May 31, 2023 related to the restricted stock units amounts to $978,120.

F-14

Warrants

The following is an analysis of warrant activity (See Note 7):

	Number	Exercise Price	Grant Date Fair Value	Remaining Life
Outstanding May 31, 2021	29,336	$5.87	$4.57	3.4 years
Granted	0
Outstanding May 31, 2022	29,336	$5.87	$4.57	2.4 years
Granted	0
Outstanding May 31, 2023	29,336	$5.87	$4.57	1.4 years

NOTE 11 – INCOME TAXES

For the years ended May 31, 2023 and 2022, the provision for income taxes consisted of the following:

	2023	2022
Current:
Federal	$46,572	$-
State	-	-
Total current	46,572	-
Deferred:
Federal		-
State	-	-
Total deferred		-
Total	$46,572	$-

For the years ended May 31, 2023 and 2022, a reconciliation of the Company’s effective tax rate to the statutory U.S. Federal rate is as follows:

	2023	2022
Income taxes at Federal statutory rate	21.0%	21.0%
Discounts and interest on notes	(1.9)%	(10.8)%
Contributed service	(0.3)%	(7.2)%
State taxes	(2.4)%	1.0%
Change in valuation allowance	(20.1)%	(4.0)%
Income tax provision	(3.7)%	0.0%

There was no net current or deferred income tax expense or benefit for the years ended May 31, 2023 and 2022, due to the Company’s net loss and valuation allowance recorded against its deferred tax assets.

	May 31, 2023	May 31, 2022
Deferred tax assets:
Tax benefit of net operating loss carry-forward (NOL)	$187,274	$165,983
FIN48 reduction in NOL	(168,128)	-
Stock compensation	321,755	136,812
Research and development expenses	217,239	-
Other	9,354	4,909
Total deferred tax assets:	567,494	307,704
Deferred tax liabilities	(4,833)	-
Net deferred tax assets:	562,661	307,704
Valuation allowance for deferred tax assets	(562,661)	(307,704)
Deferred tax assets, net of valuation allowance	$-	$-

As of May 31, 2023 and 2022, the Company had federal net operating loss (“NOL”) carryforwards available to reduce future taxable income of approximately $759,000 and $590,000, respectively. As of May 31, 2023 and 2022, the Company had state net operating loss (“NOL”) carryforwards of approximately $392,000 and $590,000, respectively. The federal NOL carryforward has an indefinite expiration period. State loss carryforwards expire between 2035 and 2042.

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company’s valuation allowance increased by $254,957 and $12,701 in the years ended May 31, 2023 and 2022, respectively.

F-15

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Unrecognized tax benefits, May 31, 2021	$-
Gross increases	-
Unrecognized tax benefits, May 31, 2022	-
Gross increases – tax positions in current period	217,239
Unrecognized tax benefits, May 31, 2023	$217,239

The gross increase in unrecognized tax benefits in the year ended May 31, 2023 relates to expected current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. Future changes in the unrecognized tax benefits would affect the Company’s effective tax rate. In the absence of changes in related rulings or regulations, the Company does not anticipate any such change over the next 12 months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters in income tax expense. As of May 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company and its subsidiary are subject to U.S. federal and state income tax, and in the normal course of business, its income tax returns are subject to examination by the relevant taxing authorities. As of May 31, 2023, the 2017 to 2022 tax years remained subject to examination.

NOTE 12 – LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive:

	2023	2022
Stock options	557,450	189,450
Restricted stock	132,000	-
Warrants	29,336	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.

NOTE 13 – DEFINED CONTRIBUTION PLAN

The Company maintains a 401K plan for the benefit of its employees. Company contributions amounted to $16,118 and $11,842 in the years ended May 31, 2023 and 2022, respectively.

NOTE 14 – SUBSEQUENT EVENTS

In October 2023, the Company modified the terms of certain of its outstanding stock options representing an aggregate of 153,000 shares. These modifications included a reduction in exercise prices from $7.01 per share to $0.01 per share and the addition of performance and vesting conditions, not currently considered probable of achievement, related to corporate transactions. In addition, the Company terminated outstanding restricted stock units representing 44,000 shares. The Company’s valuation of the modified awards is not yet complete.

F-16

DIAMIR BIOSCIENCES CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	February 29	May 31
	2024	2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$141,379	$180,468
Accounts receivable	75,760	-
Prepaid expenses and other current assets	59,452	30,805
Total current assets	276,591	211,273

Property and equipment, net	45,870	59,631
Right of use asset, net	70,374	53,069
Intangible assets	197,761	197,761

Total assets	$590,596	$521,734

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$174,298	$39,651
Lease liability, current	39,886	35,367
Total current liabilities	214,184	75,018

Convertible notes payable to founders	515,220	400,646
Lease liability, noncurrent	31,095	19,732
Deferred income taxes	127,699	46,572
Total liabilities	888,198	541,968

Commitments and contingencies (Note 7)

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding at February 29, 2024 and May 31, 2023
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 issued and outstanding at February 29, 2024 and May 31, 2023	4,441	4,441
Additional paid in capital	4,618,561	4,440,256
Accumulated deficit	(4,920,604)	(4,464,931)
Total stockholders’ deficit	(297,602)	(20,234)
Total liabilities and stockholders’ deficit	$590,596	$521,734

See accompanying notes to condensed consolidated financial statements

F-17

DIAMIR BIOSCIENCES CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Nine Months Ended
	February 29, 2024	February 28, 2023
Grant revenue	$990,443	$797,478

Operating costs and expenses
Research and development	873,746	1,038,436
Patent costs	23,819	25,047
General and administrative	432,495	730,855
Total operating costs and expenses	1,330,060	1,794,338
Loss from operations	(339,617)	(996,860)

Other expense
Interest expense	33,473	103,048
Total other expense	33,473	103,048

Net loss before income taxes	(373,090)	(1,099,908)
Income taxes	82,583	40,456
Net loss	$(455,673)	$(1,140,364)

Net loss per common share, basic and diluted	$(0.10)	$(0.26)

Weighted average number of common shares outstanding
Basic and diluted	4,440,891	4,335,915

See accompanying notes to condensed consolidated financial statements

F-18

DIAMIR BIOSCIENCES CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

			Additional		Total
	Common Stock		Paid	Accumulated	Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2022	4,324,820	4,325	2,647,825	(3,146,500)	(494,350)
Stock compensation expense, net of forfeiture			845,118		620,458
Contributed services			18,348		18,348
Subscription to common stock by founder	14,265	14	99,986		100,000
Net loss				(1,140,364)	(1,140,364)
Balance as of February 28, 2023	4,339,085	$4,339	$3,611,277	$(4,286,864)	$(671,248)

			Additional		Total
	Common Stock		Paid	Accumulated	Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2023	4,440,891	$4,441	$4,440,256	$(4,464,931)	$(20,234)
Stock compensation expense, net of forfeitures			159,405		159,405
Discount on note payable to founder			18.900		18,900
Net loss				(455,673)	(455,673)
Balance as of February 29, 2024	4,440,891	$4,441	$4,618,561	$(4,920,604)	$(297,602)

See accompanying notes to condensed consolidated financial statements

F-19

DIAMIR BIOSCIENCES CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended
	February 29, 2024	February 28, 2023
Cash flows from operating activities:
Net loss	$(455,673)	$(1,140,364)
Reconciliation of net loss to net cash used in by operating activities:
Depreciation expense	15,039	15,039
Stock compensation	159,405	845,118
Contributed services	-	18,348
Noncash lease expense	(17,305)	(9,183)
Operating lease liabilities	15,883	11,599
Amortization of note discount	17,135	63,903
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	(75,760)	12,258
Prepaid expenses	(28,647)	(13,428)
Accounts payable and accrued expenses	134,647	14,347
Accrued interest	16,338	39,144
Deferred taxes	81,127	39,000
Net cash used in operating activities	(137,811)	(104,219)

Cash flows from investing activities:
Purchases of fixed assets	(1,278)	-
Net cash used in investing activities	(1,278)	-

Cash flows from financing activities:
Proceeds from note payable to founder	100,000
Proceeds from sale of common stock to founder		100,000
Net cash provided by financing activities	100,000	100,000

Net decrease in cash	(39,089)	(4,219)

Cash and cash equivalents at beginning of the period	180,468	287,813
Cash and cash equivalents at end of the period	$141,379	$283,594

Non-cash investing and financing activities:
Discount on note payable to founder	$18,900	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to condensed consolidated financial statements

F-20

DIAMIR BIOSCIENCES CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

The Company was incorporated in Delaware on June 16, 2014 and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders.

The Company’s patent portfolio includes United States patents, issued between 2014 and 2021 and set to expire between 2030 and 2037, and certain foreign counterparts, in seven patent families.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP in the United States for complete financial statements and should be read in conjunction with the annual financial statements.

Going Concern

The Company has a limited operating history and incurred a net loss of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and $455,673 in the nine months ended February 29, 2024. The Company used net cash of $207,345 in the year ended May 31, 2023 and $137,811 in the nine months ended February 29, 2024 for operating activities.

Since the inception of the Company in December 2009, the operations of the Company have been funded primarily through capital contributions of the founders of the Company as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

F-21

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 5, Convertible Notes Payable - Founders.

F-22

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Property and Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of February 29, 2024 and May 31, 2023, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 5, Convertible Notes Payable – Founders.

The Company determines the fair value of financial and non-financial assets using the highest level inputs available in the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:

F-23

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve managements review of available information of comparable companies and are therefore, generally nonobservable Level 3 inputs.

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are often below the FDIC insured limits of up to $250,000 per financial institution.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

The Company’s primary source of revenue is grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the nine months ended February 29, 2024 and February 28, 2023, all grant revenue was received from the National Institutes of Health.

F-24

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of February 29, 2024 and May 31, 2023.

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)— “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by removing major separation models currently required. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The standard also simplifies the diluted net income per share calculation in certain areas. The amendments in this update were effective for public entities that are smaller reporting companies, as defined by the Securities and Exchange Commission (“SEC”), for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the pronouncement early on a fully retrospective basis and has not recognized calculated beneficial conversion features in its notes payable.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

F-25

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	February 29, 2024	May 31, 2023
Outside services and other	$156,835	$24,904
Employee compensation	17,463	14,747
Total	$174,298	$39,651

NOTE 5 – CONVERTIBLE NOTES PAYABLE

In 2014, the Company issued convertible notes (“Notes”) to two of the Company’s founders under which the Company borrowed an aggregate of $350,000 on one Note and $75,000 on the second Note through July 2019. In July 2019, the Notes were amended and the due dates were extended to December 31, 2022. In March 2023, the maturity dates of the Notes were extended to December 31, 2026. No payments of principal or interest are required prior to maturity. The Notes call for interest at 4% per annum, compounded monthly and are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the Notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)	The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;

(ii)	The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);

(iii)	The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);

(iv)	An initial public offering of securities by Company or one of its subsidiaries; or

(v)	A liquidation, dissolution or winding up of the Company.

In the nine months ended February 29, 2024, the Company amended its outstanding convertible note (“Note”) to a founder under which it borrowed an additional $100,000. The Company estimates that the nominal interest rate on the Note is less than rates that may be obtained from third parties. The Company recorded a discount of $18,900 on the additional borrowing at an estimated effective rate of 10%, as an addition to paid-in capital. Other terms and conditions of the Note were not affected.

F-26

NOTE 6 – LEASES

The Company has a lease for laboratory space with a term of one year with a one-year optional renewal. In the nine months ended February 29, 2024, the Company exercised its option to renew the lease for the calendar year 2024 at a monthly rate of $3,461. Total lease costs for the nine months ended February 29, 2024 and February 28, 2023 amounted to $36,148 and $37,467, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 8 – STOCKHOLDERS’ EQUITY

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.

The founders subsequently made contributions to the Company in the form of cash, uncompensated services and loans bearing interest at interest rates the Company believes to be below market value. The Company recorded expenses of $18,348 for the estimated value of uncompensated services in the nine months ended February 28, 2023. The Company recorded a discount of $18,900 on new borrowing under founder notes payable in the nine months ended February 29, 2024 as additional paid-in capital.

In March 2023, the Company sold 14,265 shares of common stock to one of its founders for $100,000.

Stock Plan

The Company maintains a stock option plan, under which 600,000 shares are available for issuance of stock-based awards under terms established by the board of directors.

In the nine months ended February 29, 2024, the Company modified certain vested and unvested stock options previously granted to an officer. Under the modification, the exercise price of options for an aggregate of 153,000 shares was reduced from $7.01 per share to $0.01 per share and vesting conditions related to corporate transactions and future financing were added. In addition, 44,000 shares of restricted stock were canceled. None of the new vesting conditions were considered probable of occurring and no additional compensation expense was recognized in connection with the modifications. Previously recognized compensation expense with respect to the modified options was not affected upon modifications. The Company subsequently reversed $106,947 of previously-recognized expense upon the forfeiture of 24,500 of such options for which a service condition was not met.

As of February 29, 2024, options for an aggregate of 511,950 shares were outstanding, including 248,500 shares subject to vesting conditions related to research and financing milestones that were not considered probable of achievement as of February 29, 2024, 154,000 of which are exercisable at $7.01 per share and 94,500 of which are exercisable at $0.01 per share.

F-27

NOTE 9 – INCOME TAXES

As of February 29, 2024 and May 31, 2023, the Company’s net deferred tax assets consisted primarily of research and development expenses and stock compensation A valuation allowance has been provided against its net deferred tax assets as, based on all available evidence, it is considered more likely than not that the deferred tax assets will not be realized in future periods.

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Income tax expense in the nine months ended February 29, 2024 and February 28, 2023 reflects increases in unrecognized tax benefits related to expected current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. The Company classifies accrued interest expense on its liability for unrecognized tax benefits as a component of interest tax expense.

NOTE 10 – LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive:

	February 29, 2024	February 28, 2023
Stock options	511,950	557,450
Restricted stock	88,000	132,000
Warrants	29,336	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.

NOTE 11 – SUBSEQUENT EVENTS

In March 2024, the Company amended its outstanding convertible note to a founder described in Note 5 to reflect an additional borrowing of $100,000.

The Company evaluated subsequent events through May 9, 2024, the date these financial statements were available to be issued. No subsequent events occurred that required disclosure.

F-28

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[  ] Shares

DIAMIR BIOSCIENCES CORP.

Prospectus dated [   ], 2024

[●]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses we expect to incur in connection with the sale of the shares being registered. All such expenses are estimated except for the SEC and FINRA registration fees.

SEC registration fee	$
FINRA registration fee		$(1)
Printing expenses	$
Fees and expenses of counsel for the Company	$
Fees and expenses of accountants for Company	$
Blue Sky fees and expenses	$
Underwriter Expenses		$(2)
Miscellaneous	$
Total	$

(1)	This amount represents the filing fee required in connection with the proposed initial public offering.
(2)	This amount represents $[ ] to Benchmark Company LLC acting as representative of the underwriters for its out-of-pocket expenses pursuant to the Underwriting Agreement which is filed as Exhibit 1.1.

Item 14.	Indemnification of Directors and Officers.

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its shareholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offering; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On April 3, 2023, we entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which we issued her 14,265 shares of our common stock for $100,000.

[remainder of page intentionally left blank]

II-1

Item 16.	Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement+

2.1	Share Exchange Agreement, dated October 1, 2014++

3.1	Articles of Incorporation of DiamiR Biosciences Corp., filed with the Secretary of State of Delaware on June 16, 2014.++

3.2	By-laws of DiamiR Biosciences Corp., adopted on October 1, 2014.++

4.1	Amended and Restated Future Advance Promissory Note, issued to Kira Sheinerman, as of October 10, 2023++

4.2	Future Advance Promissory Note, issued to Samuil Umansky, as of March 15, 2023 ++

5.1	Opinion of Hunter Taubman Weiss LLP*

10.1	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Alidad Mireskandari ++

10.2	Form of Consulting Agreement, by and between DiamiR Biosciences Corp and Fred Knechtel, dated August 22, 2022++

10.3	Amendment to Consulting Agreement dated August 31, 2023++

10.4	Small Business Innovation Research Program grant dated August 18, 2020 (filed herewith)

10.5	Department of Health and Human Services grant dated April 27, 2021 (filed herewith)

10.6	Department of Health and Human Services grant dated April 6, 2022 (filed herewith)

10.7	Department of Health and Human Services grant dated December 4, 2020 (filed herewith)

10.8	National Institute of Health grant dated August 12, 2021 (filed herewith)

10.9	Insider Stock Purchase Agreement dated March 30, 2023++

10.10	2014 Stock Option Plan, adopted on October 1, 2014++

10.11	2024 Stock Option Plan, adopted on May 31, 2024+++

10.12	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Alidad Mireskandari dated as of June 20, 2024 (filed herewith)

10.13	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Gary Anthony dated as of June 20, 2024 (filed herewith)

23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm*

23.3	Consent of Hunter Taubman Weiss LLP (included in Exhibit 5.1)*

101.INS	Inline XBRL Instance Document for the nine months ended February 29, 2024 and the year ended May 31, 2023*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fees Exhibit+

* Not furnished with this confidential submission. To be filed in our Registration Statement.

+ To be filed via amendment.

++ Filed with Amendment No. 2 and will be re-filed with the live Registration Statement.

+++ Filed with Amendment No. 5 and will be re-filed with the live Registration Statement.

II-2

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-3

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Monmouth Junction, State of New Jersey, on June 20, 2024.

By:	/s/ Alidad Mireskandari
Alidad Mireskandari
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Alidad Mireskandari	Chief Executive Officer	June 20, 2024
Alidad Mireskandari

/s/ Kira S. Sheinerman		June 20, 2024
Kira S. Sheinerman	Director

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